Amendment No. 1 to the initial confidential draft submission.
As confidentially submitted to the Securities and Exchange Commission on August 4, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________________________
HireRight GIS Group Holdings LLC
to be converted as described herein into a corporation named
HireRight Holdings Corporation
(Exact name of registrant as specified in its charter)
_____________________________________

Delaware	6324	82-1092072
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
100 Centerview Drive
Suite 300
Nashville, Tennessee 37214
Telephone: (615) 320-9800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_____________________________________
Guy P. Abramo
Chief Executive Officer
100 Centerview Drive
Suite 300
Nashville, Tennessee 37214
Telephone: (615) 320-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_____________________________________
Copies of all communications, including communications sent to agent for service, should be sent to:

John C. Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Thomas M. Spaeth Chief Financial Officer 100 Centerview Drive Suite 300 Nashville, Tennessee 37214	Marc D. Jaffe Michael Benjamin Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
_____________________________________
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
_____________________________________
CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee (3)
Common Stock, par value $ per share	$	$
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See “Underwriting.”
(3) To be paid in connection with the initial filing of the registration statement.
_____________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
HireRight GIS Group Holdings LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of the offering to which this registration statement relates, HireRight GIS Group Holdings LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to HireRight Holdings Corporation. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of HireRight GIS Group Holdings LLC and do not give effect to the corporate conversion. Shares of the common stock of HireRight Holdings Corporation are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated August 4, 2021
          Shares
COMMON STOCK
_____________________
This is an initial public offering of HireRight Holdings Corporation. We are selling          shares of our common stock.
Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $          and $          per share. We have applied to list our common stock on the          under the symbol “            .”
We have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to an additional          shares of our common stock at the initial public offering price less the underwriting discount.
We are an “emerging growth company” as defined under the federal securities laws, and as such we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
Immediately after this offering, assuming an offering size as set forth above, we expect to be a “controlled company” within the meaning of the corporate governance standards of the          . See “Management — Controlled Company Status.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
________________
(1)    See “Underwriting” for a description of compensation payable to the underwriters.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares on or about           , 2021.

Credit Suisse	Goldman Sachs & Co. LLC
The date of this prospectus is                , 2021.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.
Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
i

BASIS OF PRESENTATION
Organizational Structure
HireRight GIS Group Holdings LLC (“HireRight” or the “Company”), the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company that was formed in July 2018 through the combination of two groups of companies: the HireRight Group and the GIS Group, each of which includes a number of wholly owned subsidiaries that conduct the Company’s business in countries within the United States as well as outside the United States. Since July 2018, the combined group of companies and their subsidiaries have operated as a unified operating company providing background screens globally, predominantly under the HireRight brand.
Prior to the closing of this offering, the Company will convert into a Delaware corporation pursuant to a statutory conversion and will change its name from HireRight GIS Group Holdings LLC to HireRight Holdings Corporation. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” As a result of the Corporate Conversion, the unit holders of HireRight GIS Group Holdings LLC will become holders of shares of common stock of HireRight Holdings Corporation. In addition, prior to the closing of this offering, HireRight Holdings Corporation will effect an approximately           -for-one split of its common stock (the “Stock Split”). Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of HireRight GIS Group Holdings LLC and its subsidiaries and do not give effect to the Corporate Conversion or the Stock Split. Shares of common stock, par value $          per share, of HireRight Holdings Corporation are being offered by this prospectus.
Unless the context otherwise requires, the terms “HireRight,” the “Company,” “our company,” “we,” “us” and “our” in this prospectus refer to HireRight GIS Group Holdings LLC and its consolidated subsidiaries for all periods prior to the Corporate Conversion and to HireRight Holdings Corporation and its consolidated subsidiaries for all periods following the Corporate Conversion.
We will be a holding company and upon consummation of this offering and the application of net proceeds therefrom our sole asset will be the capital stock of our wholly owned direct and indirect subsidiaries. HireRight GIS Group Holdings LLC will be the predecessor of the issuer, HireRight Holdings Corporation, for financial reporting purposes. Accordingly, this prospectus contains the historical financial statements of HireRight GIS Group Holdings LLC and its consolidated subsidiaries. HireRight Holdings Corporation will be the reporting entity following this offering.
TRADEMARKS
This prospectus includes our trademarks and service marks such as “HireRight”, which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, such as Allied Market Research, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”
ii

USE OF NON-GAAP FINANCIAL INFORMATION
To supplement our financial information presented in accordance with U.S. GAAP, we have presented Adjusted EBITDA, Adjusted EBITDA service margin, net revenue retention and new business revenue, each a non-GAAP financial measure. These non-GAAP financial measures are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Metrics.” We define these terms as follows:
•“Adjusted EBITDA” represents, as applicable for the period, net income (loss) before provision for income taxes, interest expense and depreciation and amortization expense, equity-based compensation and other items which include change in fair value of derivative instruments, merger integration expenses, and other items management believes are not representative of the Company’s core operations;
•“Adjusted EBITDA Service Margin” is calculated as Adjusted EBITDA as a percentage of service revenue;
•“net revenue retention” is a measure of our ability to retain and grow our customer base. It is calculated as the total revenue derived in the current fiscal period divided by the total revenue derived in the prior fiscal period from the largest 1,250 customers for the relevant fiscal period based on the prior year revenue composition. The 1,250 customers used for this metric may vary from period to period, as defined by the revenue composition of the fiscal period immediately preceding the presented fiscal year
•“new business revenue” measures revenue recognized for the first twelve months under a new customer contract beginning with the first month in which revenue was recognized.
iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”
Overview
HireRight is a leading global provider of technology-driven workforce risk management and compliance solutions. We provide comprehensive background screening, verification, identification, monitoring, and drug and health screening services for more than 40,000 customers across the globe. We offer our services via a unified global software and data platform that tightly integrates into our customers’ human capital management (“HCM”) systems enabling highly effective and efficient workflows for workforce hiring, onboarding, and monitoring. In 2020, we screened over 20 million job applicants, employees and contractors for our customers.
We believe that workforce risk management and compliance is a mission-critical function for all types of organizations. The rapidly changing dynamics of the global workforce are creating increased complexity and regulatory scrutiny for employers, bolstering the importance of the solutions we deliver. Our customers are a diverse set of organizations, from large-scale multinational businesses to small and medium-sized businesses (“SMB”), across a broad range of industries, including transportation, healthcare, technology, business and consumer services, financial services, manufacturing, education, retail and not-for-profit. Hiring requirements and regulatory considerations can vary significantly across the different types of customers, geographies and industry sectors we serve, creating demand for the extensive institutional knowledge we have developed from our decades of experience. Our value proposition is evident in our long-standing customer relationships that we develop, with an average customer tenure of nine years.
Our technology platform comprises a versatile set of software-based systems and databases that work together in support of the specific risk management and compliance objectives of any organization, regardless of size. Our customers and applicants access our global platform through HireRight Screening Manager and HireRight Applicant Center, respectively. Our platform also seamlessly integrates through the HireRight Connect application programming interface (“API”) with nearly all third-party HCM systems, including Workday, Service Now, Oracle, and SAP, providing convenience and flexibility for our customers. Additionally, backgroundchecks.com serves as our system for customers that prefer a self-service solution, including many of our SMB customers. All of these systems leverage our extensive access and connectivity to employee and job applicant data. We further differentiate ourselves in the market with a number of proprietary databases including broad criminal records databases and sector-specific databases serving the transportation, retail, and gig economy markets. We also possess one of the industry’s largest criminal conviction databases. We are committed to continuing to invest in our software and data platform to provide additional insights for our customers, support the innovation of new services, and enable further automation of our service delivery.
Since the founding of HireRight in 1990, we have evolved through investments in technology and process automation, the launch of new services, the development of proprietary, industry-specific databases and the expansion of our global market presence. Most significantly, in 2018 we combined with General Information Services (“GIS”), an integrated background screening services provider. The combination of HireRight and GIS produced a company with enhanced size and scale, customer and end market diversification, and differentiated capabilities, including backgroundchecks.com. While combining the businesses, we continued to invest in our software, data, and technology infrastructure, establishing a unified global platform that we believe is competitively differentiated in our marketplace today. We believe that differentiation in the market resulted in our highest annual new bookings in 2020 providing significant momentum heading into 2021.

For the year ended December 31, 2020, we generated revenue of $540.2 million, net loss of $92.1 million, and Adjusted EBITDA of $77.4 million. The aggregate principal amount of debt outstanding is approximately $1.0 billion as of December 31, 2020. For additional information on our financial performance and a reconciliation of Adjusted EBITDA to net loss, see the section entitled “— Summary Consolidated and Other Financial Data.”
Our Value Proposition
We deliver a comprehensive and differentiated value proposition, enabling us to maintain and expand our existing customer relationships and secure new customers. Customers choose HireRight for our:

Comprehensive results	Our services are recognized for their thoroughness and depth of coverage.

Global reach	Our global reach provides a unified approach to background screening and streamlined access for multinational customers across their organizations.

Unified, global platform	Our unified global platform provides access to the full breadth of our services through a single integrated service offering, regardless of geography.

Flexible delivery	Our platform scales to meet the needs of global enterprises and SMBs alike, with program managed and self-service solutions to match our customers’ preferences.

Breadth and depth of data access	Our proprietary databases incorporate information from a wide range of sources to power our services.

Sector-specific expertise	Our industry experience and long-standing customer relationships enable sector-specific solutions to fit the needs of customers across different end-markets.

Strength in integrations	Our integrations with all major HCM systems make us a partner of choice for seamless interoperability with customer systems.

Rapid turnaround	Our technology combines comprehensiveness with speed, delivering high quality results to our customers quickly and efficiently.

Our Platform
Our platform consists of the following systems, which power the various services we provide for our customers:

HireRight Screening Manager	Screening Manager is our cloud-enabled system for enterprise customers to place new screening requests, to manage workflows, and to review order progress and completed reports. It is accessible through easy-to-navigate mobile or desktop user interfaces or via direct integrations with our customers’ HCM system of choice.

HireRight Applicant Center	Applicant Center is our award-winning secure applicant system, which consolidates all communication with the individual subjects of our reports and includes functionality for them to establish their identity, submit supporting information, check status, and access help, FAQs and other resources to streamline and simplify the submission process.

HireRight Connect	HireRight Connect is our API system, which enables connections with our customers’ HCM systems and external data sources to support the exchange of information and delivery of our services.

backgroundchecks.com	backgroundchecks.com is our self-service e-commerce system that enables fast and easy background reporting options with pre-packaged reports, which is a preferred option for the needs of many SMBs.

Our Services
We provide numerous services which are combined into reports to meet our customers’ specific needs. All of our services are supported by our strong data access capabilities and can be efficiently integrated directly into our customers’ workflows by using our advanced HCM system integration capabilities.

Criminal record checks	Initial screening and ongoing monitoring of criminal histories and arrest records through our proprietary databases, direct integrations with public records storage, and an expansive network of in-house and on-the-ground researchers with broad reach across jurisdictions.

Verification services	Verification of applicant claims regarding education, professional credentials, employment history, and right-to-work employment eligibility through established relationships with key data sources.

Driving background services	Initial screening and ongoing monitoring of motor vehicle operating records and licensing status, supported by direct connections to Bureau of Motor Vehicles (“BMV”) / Department of Motor Vehicles (“DMV”) records in all 50 states and the District of Columbia.

Drug & health screening services
Drug, alcohol, and occupational health screening for compliance with regulatory and employer requirements via a network of over 20,000 clinics and collection sites and integration with accredited and certified laboratories.

Identity services	Social Security Trace and global passport verifications establish a baseline confirmation of an applicant’s identity and obtain supplemental information to be leveraged in additional searches.

Due diligence background services	Initial screening and ongoing monitoring services for due diligence procedures, including civil court record checks, sex offender registries and other exclusion databases, entity screening, and credentialing and sanctions checks for health care and other regulated industries, among others.

Credit background services	Financial responsibility verification services supported by integrations with all three major credit rating agencies.

Compliance services	Our suite of managed and self-service adjudication and adverse action notification services help streamline decision-making and communication processes.

Business services	Our comprehensive business setup, reporting, and analytics tools aim to improve the management of customer onboarding workflows.
Our Market Opportunity
We operate in a large, fragmented and growing global market focused on workforce risk management and compliance solutions. Employment background screening is a critical, highly complex employer need and is a core component of this overall market opportunity. According to Allied Market Research, the global background screening services market is expected to be $5.1 billion in total revenue in 2021. This market is projected to grow at a compound annual growth rate of approximately 9% to reach $7.6 billion in 2026. These figures reflect the outsourced portion of the global background reporting services market. We believe the total market size, inclusive of services currently being performed in-house substantially exceeds these figures.
We believe our addressable market has significant growth potential as our service offering will continue to evolve to address the dynamic and changing needs of our customers. The growth in our addressable market could be driven by services we currently provide, such as ongoing monitoring or by services adjacent to our current offering, such as employee assessment, credentialing or biometrics. We believe our market leadership in background screening as well as our scale, global presence, and differentiated technology platform will continue to enable us to penetrate additional facets of the vast workforce risk management and compliance market.
We believe our long-term growth expectations for our market are supported by a number of key secular demand drivers:
•The rapidly evolving global workforce: Multiple shifts in social norms and labor force dynamics are currently underway, including increasingly mobile and globalized workforces and growing demand for remote working arrangements. The growth of the gig economy has also been a major force driving increasing contributions from temporary, flexible and on-demand labor. Recently, the COVID-19 pandemic has served as an accelerant to many of these workforce trends already underway. For example, according to ADP, the number of employers implementing written policies to allow flexible working arrangements has increased across all global regions and more than doubled in North America since January 2020. These developments create new challenges for employers and require new approaches to background screening, monitoring, and overall workforce risk management and compliance.
•Secular trend towards greater employment velocity: Employees are changing jobs at an increasing rate with over 20% of working Americans changing jobs each year according to the U.S. Bureau of Labor Statistics. A key driver of this trend are younger “Millennial” employees, who have a median tenure at a single organization of less than 3 years. Increased velocity of job changes drives greater need for our services.
•Increased regulatory scrutiny of hiring processes: A changing regulatory and legal landscape has led to increased costs of non-compliance for employers and has forced companies to adapt their approaches to employee hiring and workforce management. Specifically, privacy laws, consumer data protection regulations and other regulations pertaining to screening processes have increased the complexity and potential legal liabilities for organizations in the process of assessing applicants. Other key developments in the regulatory environment include “ban-the-box” laws limiting an employer’s ability to inquire about applicants’ criminal histories, the ongoing evolution in the interpretation of the Fair Credit Reporting Act (“FCRA”), and new legislation regulating background screening processes and content.
•Increased organizational focus on compliance: Employers are placing greater emphasis on corporate compliance functions and recognizing the benefits of outsourcing their background screening and broader workforce risk management and compliance needs. As workforce dynamics continue to evolve, we believe workforce management will increasingly involve integration and collaboration between the human resources (“HR”), risk, legal, and compliance departments across all types of organizations. Furthermore, the increased prioritization and authority accorded to compliance functions is expected to drive additional demand for ongoing monitoring solutions to supplement pre-hire screening.
As a result of these trends, we anticipate the following key factors will positively impact our business:
•Increasing penetration of outsourced background screening services: The use of outsourced background screening services has become more prevalent among companies across all our geographic markets, which is a trend we believe will continue. North America is the largest market for background screening services according to Allied Market Research, although higher growth rates are expected in Europe and Asia-Pacific as outsourcing accelerates in those markets in the years to come. In particular, emerging market economies have traditionally been underpenetrated by background screening services, but offer significant opportunity for growth due to increased use of employee background reporting, high population densities and attractive prospects for labor force growth. Additionally, as organizations across the globe invest in technology to support their hiring and compliance functions, we believe they will increasingly look to technology-driven providers, such as HireRight, that seamlessly integrate with broader HCM systems.
•Expanding scope of screens: The proliferation of available data combined with the increasing focus on risk management and compliance is driving demand for further evolution in the breadth and depth of background screening services. Employers are continually seeking to reduce hiring risk and are pushing outsourced service providers to deliver more comprehensive screens. In addition to services such as criminal records checks and employment and education verification, providers are increasingly being asked to screen social media and adverse publicity. As the digital footprint of individuals grows, we believe the scope of background screening and monitoring services will also continue to expand. Additionally, due to the proliferation of data, organizations will increasingly require new analytics and reporting tools to synthesize data inputs and provide insights to inform decision-making, and we believe we are well-positioned to address these needs.
•Increasing adoption of ongoing monitoring services: The increasing focus on compliance is leading organizations to adopt ongoing monitoring services to enforce compliance with applicable regulatory requirements and adherence to the values of the organization beyond the date of hire. Employers today are not solely focused on screening applicants once prior to making a hiring decision; rather, they are increasingly focused on ensuring that they are aware of any material changes to an employee’s public profile, such as changes to a criminal record. Given the potential impact of adverse employee actions on an organization’s reputation, ongoing monitoring services provide employers with an important tool for risk mitigation. Ongoing monitoring services are also further enabled by the utilization of technology to automate service delivery and enhance the connectivity of data sources.
Our Competitive Strengths
Market leader with established scale, global presence and expansive capabilities
We are among the largest providers in the workforce risk management and compliance services market in terms of revenue, and the number of competing providers of comparable scale, reach, and capabilities is limited. Our size and expansive geographic presence, operating from offices across North America, Europe, Asia, and Australia, allow us to deliver truly global insights and a differentiated level of localized, personal support to over 40,000 customers. Our services are available across the globe with built-in language capabilities and significant knowledge and support around local market regulations and cultural norms. Our global footprint and scale and geographic presence provide a competitive advantage in winning business with large, multinational customers. Moreover, our scale enhances our breadth of data access, which is critical to the reliability of our services.
Unified global platform delivering comprehensive services for our customers
We believe we are well positioned in our market as we are able to provide our customers with a unified global platform that provides standardization of service and allows customers to gain access to the full breadth of our services regardless of geography through a single integration. This standardization allows for more seamless execution of hiring and workforce management procedures, particularly for our multinational customers. We leverage this platform to provide a comprehensive set of technology-driven workforce risk management and compliance solutions including, but not limited to criminal background checks, identity and prior employment verifications, right to work, driving record checks, drug and health screening, and ongoing monitoring services. Our unified global platform is a critical factor in enabling us to expand our service offering to meet the evolving needs of our customers.
Differentiated technology supported by a commitment to innovation
Our technology platform powers our organization’s ability to deliver our services at scale to customers across the globe. Our platform is supported by proprietary, cloud-enabled systems that connect directly with our customers and potential job applicants as well as an industry-leading API, HireRight Connect, that integrates with more than 50 HCM and applicant tracking systems. Across these systems, we provide significant value to our customers with:
•Deep interconnectivity between international instances to enable globalized but also regional and local customer provisioning.
•Redundant hosting centers with extensive backup capabilities to protect customer data from loss and provide dependable business resiliency.
•Horizontal scalability to enable rapid capacity expansion to handle even the most demanding enterprise customer loads.
•Highly flexible adaptability and extensibility to allow rapid integrations of partners’ data and services.
We are also investing in our platform and are committed to innovating to stay at the forefront of technology in our industry. Most recently, we have invested in key enhancements to service speeds through utilization of automated data sourcing and artificial intelligence (“AI”) based decision technologies; improvements in customer experience through additional automation, improved self-service tools, and expanded global access; and simplifications to the applicant experience through optimization and automation of applicant inputs.
Proprietary databases driving enhanced customer insights
Our technology and services are also powered by expansive data access, including a number of proprietary databases developed through our decades of operating experience. We have extensive reach and integration with third party providers of criminal, employment and education data. We have also developed several differentiated databases that provide enhanced insights for our customers, including sector-specific database solutions in some cases. Certain key examples of these databases include:
•Our Widescreen database of criminal court/prison, sex-offender-registry, and exclusion list records is one of the largest such databases in the United States. By leveraging Widescreen, we are able to improve the efficiency and thoroughness of our criminal record search capabilities.
•Our DAC Employment History File provides access to historical information on terminated drivers for more than 2,500 Department of Transportation (“DOT”) -regulated trucking and transportation carriers with over 6 million driver records.
•Our National Retail Mutual Association retail theft database provides specific insight to retail industry employers for potential applicant exclusions based on an applicant’s prior admission of having committed a theft.
•Our Record Exchange Database product, launched in March 2021, allows our customers in an industry to exchange records reflecting their decisions not to re-engage with individuals after investigating allegations of misconduct made against those individuals. We first introduced this model in the transportation network, ride-sharing, and delivery driver gig economy to create a safer experience through our Industry Sharing Safety Program. The design of the program makes it extensible to other industries.
Deep sector expertise across a large, diversified and loyal customer base
Our multi-decade track record as a market leader has allowed us to develop entrenched relationships with a wide range of blue-chip customers in various end markets. Our customer base varies widely in terms of both industry and size – from large, multi-national enterprises to SMB – and is diversified with no single customer representing more than 7% of annual revenue and our top 10 customers contributing less than 14% of annual revenue, in the aggregate, in 2020. Our long-standing customer relationships have further improved our ability to provide differentiated, industry specific solutions based on a deep understanding of the nuances of our customers’ industries and pertinent regulatory requirements. For example, for our customers in the transportation industry, our services integrate specific commercial licensing requirements, a purpose built “Driver Center” to provide streamlined communication and easy access to support for applicant drivers, and our DAC Employment History

File. We believe the breadth and quality of our sector-specific solutions support our differentiated value proposition to our customers. As a result, we have been highly successful in renewing our largest, enterprise customer engagements which have an average tenure of nine years.
Relentless focus on compliance
We believe we are notable in our market for the focus we bring and services and tools we have developed to support our customers’ execution of their workforce risk management and compliance strategies. By leveraging our institutional knowledge to respond to changes in the employment and regulatory environment, we provide our customers reliable and systematic assistance in risk mitigation and applicant evaluation. A key example of our responsiveness to regulatory changes is the development of our Compliance Workbench, which provides key tools for educating employers including the complexities of “ban-the-box” legislation and its nuanced application between U.S. states. Furthermore, the Compliance Workbench tool simplifies compliance complexities by maintaining activities in a single auditable system, enabling electronic delivery of key documents, storing hiring templates and forms, and providing alerts for signaling key considerations or actions for applicant applications. By intensely focusing on and proactively responding to changes in the regulatory landscape and our customers’ related needs, we help our customers to grow and manage their workforce with greater confidence.
Seasoned, high performance leadership team
Our leadership team comprises a deep bench of executives with extensive experience across technology-driven services, HR services, compliance and risk management, and data and information services. We are chiefly led by our CEO, Guy Abramo, and CFO, Tom Spaeth, who were key executives in the legacy GIS and HireRight businesses, respectively, and led the successful integration of those businesses to form HireRight as it stands today. Specifically, Mr. Abramo joined GIS in January 2018 as CEO after seven years as President of Experian’s Consumer Services Division. Mr. Spaeth has continuously served as HireRight’s CFO since January 2015 and brings significant experience in financial management through his prior CFO and investment banking experience. Additionally, our technology and product development efforts are led by our CTO, Conal Thompson, who joined our team in 2018 after having accumulated years of experience in the CTO capacity at Randstadt Digital Ventures, Chemical Abstracts Service, and Thomson Reuters. Overall, our management organization has been built with a focus on outstanding leadership skills and a track record of execution.
Our Growth Strategies
Drive new customers and expand our existing customer relationships
We believe that we have a technology platform and suite of services that enable us to provide differentiated results for our customers. Our customer success is evident in the Company achieving its highest year of new contract bookings in 2020 despite the global pandemic. We have a robust pipeline of opportunities developed by our sales team to continue to attract new customers and take share in the market. In addition to new customers, we also intend to drive growth through increasing average order size across our customer base, by expanding our customer relationships with incremental adoption of our services, along with the continued introduction of new and innovative services. Together, the momentum in new customer wins and growth in average order size provide significant visibility into our near-term organic growth.
Continue to penetrate and expand with high-growth, high-velocity customers
We believe our alignment to industry verticals with favorable growth and hiring characteristics provides a tailwind to our growth trajectory. In particular, we are a market leader in the transportation, healthcare and financial services sectors which all benefit from being highly regulated and having large employee bases with rapid hiring velocity.
We will continue to innovate to maintain our leadership position and capitalize on underlying growth trends across our current end markets, while aggressively targeting expansion in those industries that offer the strongest demand characteristics for our services. These characteristics primarily concern the end-market’s workforce size and expected growth, hiring velocity and turnover, level of regulatory and other requirements such as the relative importance of reputational risk management, and expected levels of background screening service adoption, among others. We have identified three key end markets as significant opportunities for future expansion:
•Gig economy: Employment dynamics in the gig economy result in high rates of workforce churn and a distinctive, loosely associated labor force which generates new and increased demands for background screening and compliance services. We have built significant momentum in this sector with the addition of key new customers and the recent implementation of our proprietary database for the transportation network, ride-sharing, and delivery driver markets. We intend to leverage our leadership in this sector to expand our presence and continue to capitalize on the gig economy’s growth.
•Financial services: We are currently a leader in financial services internationally and will look to leverage our experience and global customer relationships to further penetrate the U.S. market. The U.S. financial services end market carries a high regulatory burden, employs a large proportion of the U.S. labor force and has a rapid hiring velocity, which are attractive characteristics for our services.
•Small and medium-sized business: Significant “white space” exists in the SMB market, representing approximately half of total U.S. employment according to the U.S. Bureau of Labor Statistics. We plan to target this market primarily through our backgroundchecks.com platform, which provides a self-service solution preferred by many SMB customers. We see significant room for continued expansion as we execute on our marketing strategy, delivering our transparent pricing model and pre-packaged solutions specific to the needs of this market.
Grow service offering and addressable market
We have a substantial opportunity to expand our addressable market by driving higher adoption rates of outsourced background screening services, entering into adjacent markets, and launching new services. We plan to continue developing targeted new service launches within the context of our existing platform with a well-defined product roadmap that includes the following key growth initiatives:
•Ongoing monitoring services: In order to address growing market demands, we have placed priority on the development and improvement of ongoing monitoring tools for criminal and arrest records, healthcare sanctions, and professional license expirations. We see further opportunity for services development in social security number validation, Global Information Assurance Certification (“GIAC”), Global Security Essentials Certification (“GSEC”) monitoring, and entity monitoring.
•Instant screening solutions: Our “automation-first” approach is exemplified by the usage of robotic process automation (“RPA”) techniques across our platform. These techniques are supporting our implementation of new Instant Criminal Screening services which will leverage our WideScreen Plus proprietary database to provide significant flexibility for configurable searches by our customers, along with significantly increased service speeds.
•Expansion across workforce risk management and compliance services: We see further vectors for growth in services directly adjacent to our current offering, including, but not limited to skills assessments and credentialing, reference checks, enterprise risk services, and biometric screening. We believe the expansion of our service offering will enhance our value proposition to our customers and further differentiate us in the market.
Drive growth in international markets
International expansion represents a highly attractive opportunity for us to leverage our global scale and market leadership. While international markets represent an approximately $2.9 billion market opportunity in 2021, or 56% of the total global market size according to Allied Market Research, these markets only accounted for just under 7% of our revenue in 2020. In order to broaden our reach to international markets, we have established a network of offices in 12 countries across North America, Europe, Asia, the Middle East, and Australia. This network combines global scale with an ability to provide personalized support and regional insight. We have the capabilities in place today to deliver services across the globe with integrated localization and language capabilities and have placed increased importance on the pursuit of opportunities with both regional customers in international markets and multinational companies abroad in the development of our pipeline.
Disciplined growth through acquisitions
We maintain a disciplined approach to potential acquisitions, but see a significant opportunity to accelerate and enhance our growth strategy via mergers and acquisitions. We have had success as an organization in driving value through acquisitions as evidenced by our combination with GIS in 2018, as well as successful recent tuck-in acquisitions, including BackTrack in 2018, J-Screen in 2019, and PeopleCheck in 2019. Our approach to acquisitions will focus on three primary factors:
•Acquiring new capabilities to expand and enhance our service offering: In certain instances, we may identify opportunities to acquire new capabilities that would accelerate their inclusion in our service offering relative to in-house development. Specific focus capabilities in which we could consider acquisition opportunities include ongoing monitoring, biometrics, ID verification, skills assessments, and credentialing. Targeted acquisitions can also be used to continue enhancing our existing key competitive strengths, in particular through the further enhancement of our proprietary databases and records.
•Expanding our industry and geographic end-market presence: While we currently have broad reach across end markets, certain of our competitors may have a particular focus or a stronger relative presence within specific industry sectors or geographies in which we are under-penetrated or not present. In these cases, we may pursue acquisition targets to accelerate our existing organic growth strategies to address these end-markets.
•Enhancing our efficiency and market presence through consolidation: As a large player in the fragmented workforce risk management and compliance market, we may seek to acquire competitors of smaller scale with similar service offerings or end market exposure to enhance our scale efficiencies and market share.
Risks Associated with Our Business
There are a number of risks related to our business, this offering and our common stock that you should consider before you decide whether to participate in this offering. You should carefully consider all the information presented in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. Some of the principal risks related to our business include the following:
•our reliance upon third parties for the data we need to deliver our services;
•our reliance upon third-party contractors to help us fulfill our service obligations to our customers;
•the risk of cost increases, failure, or termination by our third-party data and services providers;
•our reliance upon commercial providers of applicant tracking and human capital management systems for integration with many of our customers;
•our ability to attract, motivate, train, and retain the management, technical, market-facing, and operational personnel we need to enable the success and growth of our business;
•the impact that COVID-19 has had, and may continue to have, on our business;
•our ability to manage acquisitions, divestitures and other significant transactions successfully;
•the risk that litigation, inquiries, investigations, examinations or other legal proceedings could subject us to significant monetary damages or restrictions on our ability to do business;
•risks associated with the FCRA, the California Investigative Consumer Reporting Agencies Act (the “ICRAA”) and similar laws that regulate our business and impose significant operational requirements and liability risks on our business;

•our ability to comply with the requirements imposed by privacy, data security and data protection laws and regulations;
•the risk that we are or may be subject to intellectual property claims by third parties;
•our ability to protect our proprietary technology and other intellectual property rights;
•the risk that our contractual indemnities, limitations of liability, and insurance may not adequately protect us against potential liability;
•the risk that liabilities we incur in the course of our business may be uninsurable, or insurance may be very expensive and limited in scope;
•risks associated with breaches of our networks or systems, or those of third parties upon which we rely, or any improper access to our information;
• the impact of system failures, including failures due to natural disasters or other catastrophic events;
•our ability to enhance and expand our technology and services to meet customer needs and preferences;
•our ability to successfully use data to train our proprietary machine learning models;
•the risk that our machine learning models may not operate properly or as we expect them to;
•the impact of changes to the availability and permissible uses of consumer data;
•our ability to operate in an intensely competitive market and to develop and maintain competitive advantages necessary to support our growth and profitability;
•our ability to improve our operating capabilities;
•the impact to our business of economic downturns;
•our ability to introduce successful new products, services and analytical capabilities in a timely manner;
•the risk that we may not be able to generate sufficient cash flow to service all of our indebtedness;
•the risk that we may require additional capital to support our business;
•our ability to successfully execute our international plans;
•risks associated with operating in multiple countries;
•our exposure to governmental export and import controls;
•risks associated with fluctuations in the exchange rates of foreign currencies that could result in currency transaction losses;
•risks that the Principal Stockholders’ interests may conflict with ours or yours in the future;
•the risk that the requirements of being a public company may strain our resources and distract our management;
•our ability to maintain effective internal controls over financial reporting;
•other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

General Corporate Information
Our principal executive offices are located at 100 Centerview Drive, Suite 300, Nashville, Tennessee 37214. Our telephone number is (615) 320-9800. Our website address is www.hireright.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.
Our Sponsors
General Atlantic
General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Drawing from more than 40 years of experience investing in over 400 global growth companies, General Atlantic partners with entrepreneurs and management teams who are building leading, high-growth businesses. As of December 31, 2020, the firm had approximately $53 billion in assets under management and focuses on investments across five sectors, including consumer, financial services, healthcare, life sciences and technology.

Immediately following this offering, investment funds managed by General Atlantic will beneficially own approximately          % of our common stock, or          % if the underwriters exercise in full their option to purchase additional shares.
Stone Point Capital
Stone Point is an investment firm with approximately $30 billion of assets under management. Stone Point targets investments in companies in the global financial services industry and related sectors. The firm invests in a number of alternative asset classes, including private equity through its flagship Trident Funds. Stone Point also manages both liquid and private credit funds and managed accounts, and its affiliate, SPC Capital Markets LLC, supports Stone Point, its portfolio companies and other clients by providing dedicated financing solutions.
Immediately following this offering, investment funds managed by Stone Point will beneficially own approximately          % of our common stock, or          % if the underwriters exercise in full their option to purchase additional shares.
Immediately following this offering, investment funds managed by General Atlantic and investment funds managed by Stone Point (together, the “Principal Stockholders”) will beneficially own approximately          % of our common stock, or          % if the underwriters exercise in full their option to purchase additional shares, which means that, based on their combined percentage voting power held after the offering, the Principal Stockholders together will control the vote of all matters submitted to a vote of our stockholders, which will enable them to control the election of the members of our board of directors (the “Board”) and all other corporate decisions.
Because the Principal Stockholders will control more than 50% of the combined voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for Exchange-listed companies. Therefore, we will be permitted to elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our Board to have a majority of “independent directors” as such term is defined by applicable rules, (2) those that would require that we establish a compensation committee composed entirely of “independent directors” and with a written charter addressing the committee's purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of “independent directors” with a written charter addressing the committee's purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our Board by the independent members of our Board pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. See “Risk Factors— Risks Related to Our Common Stock and this Offering,” “Management—Controlled Company” and “Principal Stockholders.”
We will enter into a stockholders agreement (the “Stockholders Agreement”) that will provide each of the Principal Stockholders certain rights to nominate a specified number of our directors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.
Corporate Conversion
We currently operate as a Delaware limited liability company under the name HireRight GIS Group Holdings LLC. Prior to the closing of this offering, we intend to convert into a Delaware corporation and change our name to HireRight Holdings Corporation. In conjunction with the conversion, all of our outstanding equity interests will be converted into shares of common stock. The foregoing conversion and related transactions are referred to herein as the “Corporate Conversion.” Prior to the closing of this offering, HireRight Holdings Corporation will effect the Stock Split.
The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors and new investors purchasing in this offering will own our common stock rather than equity interests in a limited liability company.
In connection with the Corporate Conversion, HireRight Holdings Corporation will continue to hold all of the assets of HireRight GIS Group Holdings LLC and will assume all of its liabilities and obligations.

THE OFFERING

Common stock offered	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full).

Option to purchase additional shares	We have granted the underwriters the right to purchase an additional shares from us within 30 days from the date of this prospectus.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for general corporate purposes, including repayment of indebtedness. See “Use of Proceeds” for additional information.

Controlled company	After this offering, we expect to be a controlled company within the meaning of the corporate governance standards of . See “Management—Controlled Company Status.”

Dividend policy	We do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.

Stockholders agreement	In connection with this offering, we will enter into a Stockholders Agreement with the Principal Stockholders that provides the Principal Stockholders each the right to designate nominees for election to our Board and provides General Atlantic the right to designate at least one member of each committee of our Board. Under the Stockholders Agreement, certain actions of the Company will require General Atlantic's prior written consent. See “Certain Relationships and Related Party Transactions - Stockholders Agreement.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Income Tax Receivable Agreement	We will enter into an income tax receivable agreement (the “TRA”) with our existing equityholders that will provide for the payment by us to our existing equityholders of 85% of the benefits, if any, that we and our subsidiaries realize, or are deemed to realize (calculated using certain assumptions) in U.S. federal, state, and local income tax savings that we and our subsidiaries actually realize as a result of the utilization of certain tax benefits. See “Certain Relationships and Related Party Transactions --Income Tax Receivable Agreement.”

Proposed trading symbol	“ ”
The number of shares of common stock to be outstanding following this offering is based on          shares of common stock outstanding as of          , 2021 on a pro forma basis after giving effect to the Corporate Conversion and the Stock Split, and excludes (i)          shares of common stock, plus future increases, reserved for issuance under our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which will be adopted in connection with

this offering; (ii)           shares of common stock, plus future increases, that will become available for future issuance under our employee stock purchase plan (the “ESPP”), which will be adopted in connection with this offering; and (iii)          shares of common stock that are issuable upon exercise of outstanding options issued prior to this offering under the HireRight GIS Group Holdings LLC Equity Incentive Plan (the “EIP”).
Unless otherwise indicated, all information in this prospectus assumes:
•the completion of the Corporate Conversion, as described under “Corporate Conversion;”
•the completion of the Stock Split;
•the filing of our amended and restated certificate of incorporation and the adoption of our bylaws, each in connection with the closing of this offering; and
•no exercise by the underwriters of their option to purchase up to additional            shares of common stock.

Summary Consolidated and Other Financial Data
The following tables summarize our consolidated and other financial data. The summary consolidated statement of operations and consolidated statement of cash flows data for the years ended December 31, 2020 and 2019 and the consolidated balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements that is included elsewhere in this prospectus. The summary consolidated and other financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.
Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary consolidated and other financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.
Before January 2017, the GIS Group was owned entirely by its founders, Ray and Jeanne Conrad (together, the “Conrad Holders”), through trusts established by them. In January 2017, investment entities affiliated with General Atlantic LLC (collectively, “General Atlantic”) purchased a minority interest in the holding company that owned the GIS Group. The Conrad Holders maintained majority ownership.
In July 2018, the GIS Group was reorganized under a newly formed holding company that acquired the HireRight Group. The acquisition was funded through additional equity investment by investment funds managed by General Atlantic, equity investment by investment funds managed by Stone Point and debt financing. This transaction resulted in the current organizational structure, in which the HireRight Group and the GIS Group are sister organizations under the common ownership of the Company, which prior to this offering is owned approximately 52% by investment funds managed by General Atlantic, approximately 29% by the investment funds managed by Stone Point, and approximately 19% by the Conrad Holders. Since July 2018, the combined group of companies and their subsidiaries have operated as a unified operating company providing background screens globally, predominantly under the HireRight brand.

	Year Ended December 31,
	2020	2019
(in thousands, except percentages, units and per unit amounts)
Revenues	$540,224	$647,554

Expenses
Cost of services (excluding depreciation and amortization)	301,845	356,591
Selling, general and administrative	173,579	173,185
Depreciation and amortization	76,932	78,051
Total expenses	552,356	607,827
Operating (loss) income	$(12,132)	$39,727

Other expenses
Interest expense	$75,118	$81,036
Change in fair value of derivative instruments	—	26,393
Other expense, net	889	1,841
Total other expenses	76,007	109,270
Loss before income taxes	(88,139)	(69,543)
Income tax expense	3,938	920
Net loss	$(92,077)	$(70,463)

Net loss per unit:
Basic and diluted	$(0.10)	$(0.08)
Weighted average units outstanding:
Basic and diluted	912,933,942	912,933,942

Pro Forma Per Share Data(1)
Pro Forma net income (loss) per share:
Basic	—	—
Diluted	—	—
Pro Forma weighted average shares used in computing net income (loss) per share:
Basic	—	—
Diluted	—	—

Summary consolidated cash flow data:
Net cash provided by operating activities	$16,426	$22,030
Net cash used in investing activities	$(12,206)	$(21,720)
Net cash used in financing activities	$(984)	$(16,881)
Net increase (decrease) in cash and cash equivalents and restricted cash	$3,236	$(16,571)

Non-GAAP Measures and Key Metrics:
Service revenue	$404,812	$499,820
Adjusted EBITDA(2)	$77,398	$144,287
Adjusted EBITDA service margin(2)	19.1%	28.9%
Net revenue retention(3)	83.4%	97.4%
New business revenue(4)	$40,777	$38,822

_______________
(1)Unaudited pro forma per share information gives effect to the Corporate Conversion and Stock Split, our sale of shares of common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.” In conjunction with the Corporate Conversion, all of the outstanding units of HireRight GIS Group Holdings LLC will be converted into shares of common stock of HireRight Holdings Corporation. This pro forma data is presented for informational purposes only and does not purport to represent what our net income (loss) or net income (loss) per share actually would have been had the offering and use of proceeds therefrom occurred on January 1, 2019 or January 1, 2020, respectively, or to project our net income (loss) or net income (loss) per share for any future period.
(2)Adjusted EBITDA and Adjusted EBITDA service margin are non-GAAP financial measures which we believe provide useful information to investors in assessing our financial condition and results of operations. See “Non-GAAP Financial Measures and Key Metrics” in our Management Discussion and Analysis for further detail on the use and calculation of these metrics.
(3)The following table provides a reconciliation of net loss to Adjusted EBITDA for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
(in thousands)
Net loss	$(92,077)	$(70,463)
Income tax expense	3,938	920
Interest expense	75,118	81,036
Depreciation and amortization	76,932	78,051
EBITDA	63,911	89,544
Equity-based compensation	3,218	3,390
Change in fair value of derivative instruments(a)	—	26,393
Merger integration expenses(b)	10,055	24,960
Other items	214	—
Adjusted EBITDA	$77,398	$144,287
Service Revenue	$404,812	$499,820
Adjusted EBITDA service margin(c)	19.1%	28.9%
______________
(a)Change in fair value of derivative instruments is the charge to net loss resulting from our interest rate swaps. There is no comparable adjustment for the year ended December 31, 2020 as a result of our application of hedge accounting treatment following an amendment to the swap agreements on September 26, 2019. See “Interest Expense” and “Change in Fair Value of Derivative Instruments” within our Management Discussion and Analysis for further discussion of our interest rate swap agreements.
(b)Merger integration expenses consist primarily of IT related costs including personnel expenses, professional and service fees associated with the integration of GIS, as discussed above, which commenced in July 2018 and was substantially completed by the end of 2020.
(c)Adjusted EBITDA service margin is calculated as Adjusted EBITDA as a percentage of service revenue.
(3)Net revenue retention is a measure of our ability to retain and grow our customer base. It is calculated as the total revenue derived in the current fiscal period divided by the total revenue derived in the prior fiscal period from the largest 1,250 customers for the relevant fiscal period based on the prior year revenue composition. The 1,250 customers used for this metric may vary from period to period, as defined by the revenue composition of the fiscal period immediately preceding the presented fiscal year.
(4)New business revenue is a measure of our ability to establish new sources of business from customers outside of our existing base of business. New business revenue measures revenue recognized for the first twelve months under a new customer contract beginning with the first month in which revenue was recognized.

	December 31, 2020
	Actual	Pro Forma As Adjusted(1)(2)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,077	$
Working capital(3)	$18,930	$
Total assets	$1,453,652	$
Long-term debt, net of current portion	$1,013,397	$
Total members’ equity	$256,887	$
______________
(1)Reflects our sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.” The Corporate Conversion has no impact on the line items presented.
(2)A $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, working capital, total assets and total equity on an as adjusted basis by approximately $           million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
(3)We define working capital as current assets less current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations, before making investment decisions related to our common stock. The risks and uncertainties described below are not the only ones we face. The risks of investing in our common stock may change over time, and additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. Accordingly, you are advised to consider additional sources of information and exercise your own judgment in addition to the information we provide. If any of the following or other risks occur, our business, financial condition, operating results, growth, ability to accomplish our strategic objectives, reputation and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment. See “Forward-Looking Statements.”
Risks Related to Our Business Operations
We have no assurance of future business from any of our customers.
We estimate future revenue associated with customers and customer prospects for purposes of financial planning and measurement of our sales pipeline, but we have no contractual assurance of any revenue from any of our customers. Although our customers typically enter into multi-year contracts with us, they are not required to purchase any minimum amounts of services from us, and may stop doing business with us for any reason at any time without notice or penalty. Many of our larger customers maintain simultaneous relationships with our competitors, which makes it easy for them to shift their business away from us if they choose to do so. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent customers or business partners. The loss of some or all of our larger customers could have a material adverse impact on our business.
We rely upon third parties for the data we need to deliver our services.
Our background screening reports are made up of information that we acquire about consumers from a wide variety of sources. We obtain information from public sources, including courts, law enforcement agencies, motor vehicle departments, and other governmental authorities, and from private sources including credit bureaus, other aggregators, and private suppliers that execute local courthouse searches.
Public data sources are subject to significant and growing social and political pressures to protect the data privacy rights of persons whose data they are providing, including by limiting the data that those public sources provide. For example, some courts are limiting or eliminating access to the date of birth information in their criminal records, which makes it more difficult to match criminal histories to the correct individuals. Private data sources may be subject to regulatory requirements over their use of data and typically have significant motivations to protect their proprietary data aggregation techniques. As a result, as a condition of providing their data to us, our suppliers impose significant requirements and restrictions on our use and handling of such data and routinely audit us to ensure our compliance. If, through error or oversight, or for any other reason, we fail to adhere to their requirements and restrictions, we could lose access to important data sources, which would compromise our competitive position and prevent us from delivering on all of the services our customers expect.
In general, the data we obtain and reflect in the reports we provide to customers is equally available to our competitors. Therefore, our competitive advantages derive from our decisions about which available data we obtain and how efficiently and effectively we ingest, process, and utilize that data to produce timely, accurate, compliant, and actionable information to our customers. We differentiate ourselves in the market with a number of proprietary databases we have built using data from public sources or commercial counterparties, including broad criminal records databases and sector-specific databases serving the transportation, retail, and gig economy markets. We do not own the data but we consider the databases to be proprietary to us because we have built the database structures and the technology and processes by which the data elements are gathered and processed to produce reports for our customers. If we lose access to the information we use to populate these databases, or our uses of that information are restricted in ways that limit the utility of these databases, we may lose an important source of competitive differentiation.
Finally, we are responsible for the accuracy of the reports we prepare and could incur significant liability to our customers, consumers, and regulators, as well as reputational harm, if inaccuracies or omissions in information provided to us by third parties are reflected in the reports we deliver to our customers. We seek to secure contractual indemnities from our data sources, but public data sources generally do not accept liability for errors in their data and private data sources may have enough negotiating leverage to limit their liability to us for their own errors. Smaller providers may not have the resources to fund their indemnity obligations.
We rely upon third-party contractors to help us fulfill our service obligations to our customers.
In addition to relying on third-party sources for our data, we use third-party service providers to supplement our own staff and help us deliver our services. These service providers include business process outsourcing companies, court runners, and providers of additional assorted services, such as drug and health screening. These third parties enable us to adjust our staffing to changes in our order flow, and to access additional sources of information (such as local courthouses), and operate certain facilities (such as medical testing or fingerprinting sites) that we cannot access efficiently using our own personnel. While we impose various standards and requirements on these third parties, they are more difficult to monitor and control than our own personnel. Furthermore, these third parties can become unavailable to us for various reasons or increase their pricing, which can disrupt the processing of customer orders and increase our costs.
There is no assurance that these third-party service providers will maintain the standards that we require of our own personnel. We are responsible to our customers for the acts and omissions of our contractors and we could incur significant liability to our customers, consumers, and regulators, as well as reputational harm, as a result of errors by contractors engaged in helping us deliver our services. While we seek to secure contractual indemnities from our contractors, such indemnities may be limited or unavailable.
The COVID-19 pandemic further exacerbated the risks associated with our use of third-party service providers, as large portions of the staffing provided by our business process outsourcing providers were forced to temporarily suspend services or transition to work from home set-ups as a result of the stay-at-home orders and quarantines. The infrastructure and procedures that we needed to put in place to support a work from home set-up and to coordinate efficiently and effectively with our third-party contractors required significant costs and time. As a result, we suffered significant losses of processing capacity and prolonged turnaround times for orders. Further, our costs increased as we turned to higher-cost labor sources to compensate. There are no assurances that the procedures we developed during the COVID-19 pandemic will suffice for future calamitous events. Future global economic slowdown could also adversely affect the businesses of our third-party providers, hindering their ability to provide the services on which we rely. Additional costs and further losses as a result of the pandemic may continue; any escalation of the pandemic may result in reduced access to these third-party providers. Further, our efforts to manage these kinds of exigencies through business continuity and disaster recovery planning may not be effective.
Cost increases, failure, or termination by our third-party data and services providers could impair the effectiveness and competitiveness of our services.
Our agreements with many of our data suppliers may be terminated by the supplier for various reasons, including our failure to comply with stringent and evolving data protection requirements or changes in the supplier’s business model. Some data suppliers, as well as some service suppliers, such as the drug testing laboratories we use, are also owned, or may in the future be acquired, by our competitors, which may make us vulnerable to unpredictable price increases or delays and refusals to continue doing business with us. Because our contracts with our customers often contain restrictions on the amounts or types of costs that may be passed on to our customers, we may not be able to recover any or all of the costs of any increases in fees by our data and service suppliers. If our suppliers are no longer able or are unwilling to provide us with certain data or services, we may need to find alternative sources with comparable breadth and accuracy, which may not be available on acceptable terms, or at all, or attempt to build our own networks at substantial cost. There are no alternatives to some of our critical data sources, so we are vulnerable to data price increases and the loss of individual data sources can significantly limit our competitiveness and ability to perform for our customers. If we are unable to identify and contract with suitable alternative data and service suppliers and integrate them into our solution offerings, we could experience service disruptions, increased costs and reduced quality of our services.
We rely upon commercial providers of applicant tracking and human capital management systems for integration with many of our customers.
We rely upon third-party information technology systems and the ability to integrate these systems with our own. We communicate with our customers, receive their orders, and deliver their services through integrations between our information technology systems and theirs. While we frequently integrate directly with customers, in many cases these integrations are made through third-party human capital management systems or applicant tracking systems (“ATS”) that our customers use to manage their workflows. We currently integrate with approximately 50 HCM systems and ATS, and approximately 40 percent of our order volume flows through these third-party systems. Therefore, a significant portion of our business depends upon the willingness and ability of these HCM systems and ATS providers to maintain integrations with us and to keep their systems operating correctly. Furthermore, when an HCM system or ATS is interposed between us and our customer, we must sometimes rely upon the provider of that HCM system or ATS to work cooperatively with us to address technical issues. We have no assurances that these HCM system or ATS providers will cooperate with us or maintain their integrations; HCM system and ATS providers may not share our priorities and we may have little ability to secure the degree of cooperation we need from them. Any disruption to our ability to use these HCM system, ATS and other integrations can have an adverse effect on the flow of data between us and our customers and our ability to manage that data flow in compliance with applicable laws and regulations.
We intend to rely, in part, on acquisitions to help grow our business. Any acquisitions we undertake may not produce the benefits we expect, and may disrupt our business, adversely affect operations, dilute stockholders, and expose us to costs and liabilities.
Historically, we have relied, in part, on acquisitions to grow our business, and we may pursue future acquisitions in an effort to increase revenue, expand our market position, add to our service offering and technological capabilities, respond to dynamic market conditions, or for other strategic or financial purposes. However, there is no assurance that we will identify suitable acquisition candidates or complete any acquisitions on favorable terms, or at all. Further, any acquisitions we do complete would involve a number of risks, including the following:
•The identification, acquisition, and integration of acquired businesses require substantial attention from management. The diversion of management’s attention and any difficulties encountered in the transition process could hurt our business.
•The identification, acquisition, and integration of acquired businesses requires significant investment, including to determine which new service offerings we might wish to acquire, harmonize service offerings, expand management capabilities and market presence, and improve or increase development efforts and technology features and functions.
•The anticipated benefits from an acquisition may not be achieved, including as a result of loss of customers or personnel of the target, other difficulties in supporting and transitioning the target’s customers, the inability to realize expected synergies, or negative culture effects arising from the integration of new personnel.
•We may face difficulties in integrating the personnel, technologies, solutions, operations, and existing contracts of the acquired business.
•We may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, income tax and other regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

•To pay for future acquisitions, we could issue additional shares of our common stock or pay cash. Issuance of shares would dilute stockholders. Use of cash reserves could diminish our ability to respond to other opportunities or challenges. Borrowing to fund any cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations.
•Acquisitions expose us to the risk of assumed known and unknown liabilities including contract, tax, compliance, and other obligations incurred by the acquired business or fines or penalties, for which indemnities, escrow arrangements or insurance may not be available or may not be sufficient to provide coverage.
•New business acquisitions can generate significant intangible assets that result in substantial related amortization charges and possible impairments.
•The operations of acquired businesses, or our adaptation of those operations, may require that we apply revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business. This could complicate our financial statements, expose us to additional accounting and audit costs, and increase the risk of accounting errors.
•Acquired businesses may have insufficient internal controls that we must remediate, and the integration of acquired businesses may require us to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or that our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, resulting in late filing of our periodic reports, loss of investor confidence, regulatory investigations, and litigation.
•Acquisition of businesses based outside the United States would require us to operate in languages other than English, manage non-U.S. currency, billing, and contracting needs, and comply with non-U.S. laws and regulations, including labor laws and privacy laws that in some cases may be more restrictive on our operations than laws applicable to our business in the United States.
•Acquisitions can sometimes lead to disputes with the former owners of the acquired company, which can result in increased legal expenses, management distraction and the risk that we may suffer an adverse judgment if we are not the prevailing party in the dispute.
We must attract, motivate, train, and retain the management, technical, market-facing, and operational personnel we need to enable the success and growth of our business.
Our business is largely dependent on the personal efforts and abilities of key personnel, including our senior management team, who have significant industry expertise and specialized knowledge that is essential to our operational capabilities. Although we have employment contracts with some of our senior executives, they can terminate their employment relationship with us at any time. We currently do not maintain key person insurance on any officer or employee. Our performance also depends on our ability to identify, attract, retain and motivate highly skilled development and marketing personnel. Competition for such personnel is intense, and we may not be successful in attracting and retaining such personnel.
We are a technology-driven company and it is imperative that we have highly skilled technical personnel to innovate and deliver our systems. Increasing our customer base depends to a significant extent on our ability to expand our sales and marketing operations and activities, and our services require a sophisticated sales force with specific sales skills and specialized technical knowledge that takes time to develop.
In international markets, we encounter staffing challenges that are unique to particular countries or regions, such as language skills, knowledge of local regulations and business practices and customs, and experience in foreign markets where background screening is less established. It can be difficult to recruit and retain qualified personnel in foreign countries and difficult to manage such personnel and integrate them into our culture.

We have a large operations fulfillment workforce that works on an hourly basis. These personnel require significant training and perform work that is detail-oriented and demanding. In general, these persons have many employment alternatives and retention in these roles is often a challenge.
It can be difficult, time-consuming, and expensive to recruit personnel with the combination of skills and attributes required to execute our business strategy, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. Our personnel require significant training and it may take several months before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training, and we may have difficulty rapidly increasing our processing capacity in response to sudden increases in order volume. Moreover, new employees may not be or become as productive as we expect, and we may face challenges in adequately or appropriately integrating them into our workforce and culture. At times we have experienced elevated levels of unwanted turnover, and as our organization grows and changes and competition for talent increases, this type of attrition may increase.
COVID-19 has had, and may continue to have, a materially adverse effect on our business.
The global spread of COVID-19 created significant volatility, uncertainty and economic disruption. In the United States and globally, governmental authorities instituted certain preventative measures, including border closures, travel restrictions, operational restrictions on certain businesses, shelter-in-place orders, quarantines and recommendations to practice social distancing. These restrictions disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, lower levels of business formation, lower levels of labor mobility, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global capital markets, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, disruption in supply chains, and restrictions on many hospitality and travel industry operations. As a result of these factors and the resulting effects on our customers, our revenue in 2020 decreased by approximately 16.6% year-over-year.
The extent to which the coronavirus pandemic continues to affect our business, operations, and financial results is uncertain and will depend on future developments, including the duration or recurrence of the pandemic, the related length and severity of its impact on the U.S. and global economy, and the continued governmental, business and individual actions taken in response to the pandemic and economic disruption. Impacts related to the COVID-19 pandemic are expected to continue to pose risks to our business for the foreseeable future, heightened many of the risks and uncertainties identified below, and could have a materially adverse impact on our business, financial condition, and results of operations.
Our business is substantially dependent on our customers’ continued use of our services, and our results of operations will decline if our customers are no longer willing or able to use them. Our customers are sensitive to negative changes in economic conditions. If they cease operations or file for bankruptcy protection, we may not be paid for services we already provided, and our customer base will shrink, which will lower our revenue.
There have been and there may continue to be a significant number of new laws and regulations promulgated by federal, state, local, and foreign governments as a result of the COVID-19 pandemic. We have expended additional resources and incurred additional costs in addressing regulatory requirements applicable to us and our customers. These regulations may be unclear, difficult to interpret or in conflict with other applicable regulations. The failure to comply with these new laws and regulations could result in financial penalties, legal proceedings, and reputational harm.
Forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business may not grow at similar rates, if at all.
We may provide or rely upon forecasts related to growth of and conditions in our market. Forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Further, even if our market grows, we may not. Our strategic plans may not succeed for various reasons, including possible shortfall or misallocation of resources or superior technology development or marketing by competitors.
As a result of various factors, our operating results may fluctuate significantly, be difficult to predict, and fall below analysts’ and investors’ expectations.
Our operating results may be difficult to predict, particularly because our customers are not required to continue purchasing our services and our business is vulnerable to economic downturns. We have experienced significant variations in revenue and operating results from period to period -- and operating results may continue to fluctuate and be difficult to predict -- due to a number of factors, including:
•changes in pricing of our services in response to competitive pressure, changes in revenue mix, and other factors;
•diversification of our revenue mix to include new services, some of which may have lower pricing than our prior services or may cannibalize existing business;
•the addition or loss of significant customers;
•changes in the business or financial condition of customers;
•the cost, timeliness, and quality of our services;
•changes and uncertainty in the regulatory environment for us or our customers;
•the introduction of new technologies or service offerings by our competitors and market acceptance of such technologies or services;
•our level of expenses, including investment required to support our innovation and scale our technology infrastructure and business expansion efforts;
•the effectiveness of our financial and information technology infrastructure and controls;
•foreign exchange rate fluctuations; and
•changes in accounting policies and principles and the significant judgments and estimates made by management in the application of these policies and principles.
Because significant portions of our expenses are relatively fixed, variation in our quarterly revenue could cause significant variations in operating results and resulting stock price volatility from period to period. In order to minimize adverse effects of our price reductions on revenue, we must increase the inventory and ad spending on our platform and add more high-value inventory, which requires ongoing investment that can adversely affect earnings and might ultimately be unsuccessful. Period-to-period comparisons of our historical results of operations are not necessarily meaningful, and historical operating results may not be indicative of future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.
Our balance sheet includes significant amounts of goodwill and intangible assets. An impairment charge on our goodwill and other intangible assets could negatively affect our financial condition or results of operations.
Goodwill and intangible assets represent approximately 87% of our consolidated assets at December 31, 2020. Future events, such as declines in our cash flow projections or customer demand, may cause impairments of our goodwill or long-lived assets, including intangible assets, based on factors such as the price of our common stock, projected cash flows, assumptions used, control premiums or other variables. If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, that might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. The amount of any impairment could be significant and any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and could have a material adverse effect on our business, results of operations and financial condition.
Legal and Regulatory Risks
Litigation, inquiries, investigations, examinations or other legal proceedings in which we are involved, in which we may become involved, or in which our customers or competitors are involved could subject us to significant monetary damages or restrictions on our ability to do business.
In the ordinary course of our business activities, we are subject to frequent legal proceedings. These are typically claims by private plaintiffs, including subjects of our background reports and third parties with which we do business, but can also include regulatory investigations and enforcement proceedings. Most of these matters arise in the U.S. under the FCRA and other laws of U.S. states focused on privacy and the conduct and content of background reports, and relate to actual or alleged process errors, inclusion of erroneous or impermissible information, or failure to include appropriate information in background reports that we prepare. Investigations, enforcement actions, claims or proceedings may also arise under other laws addressing privacy and the use of background information such as criminal and credit histories around the world.
A consumer reporting agency that negligently fails to comply with any requirement under the FCRA is liable for actual damages sustained by the consumer as a result of the failure plus the legal fees and costs incurred by the consumer in enforcing the claim. If the consumer reporting agency’s failure to comply is “willful,” in lieu of actual damages the consumer may recover statutory damages of not less than $100 or more than $1,000 per violation plus any punitive damages allowed by the court. For these purposes, “willful” can extend beyond intentional acts to include errors or omissions that are difficult to avoid without the ability to predict problems in advance but that appear in hindsight to have been reckless, or to business decisions not to focus resources on technological developments or process improvements that are not deemed to be priorities but that, with the benefit of hindsight, prove to be more important than previously foreseen. Claimants need not show any actual harm in order to be entitled to statutory damages, which the FCRA does not cap. The ICRAA follows a similar approach, but imposes statutory damages of $10,000 for individual claims, without any requirement of negligence or willfulness.
The right of a consumer to recover legal fees and costs for any successful claim is a powerful motivator for plaintiffs’ attorneys to bring claims under the FCRA, and attorneys’ fee awards in FCRA cases often exceed the actual damages. This creates settlement value and therefore imposes significant costs upon us for minor claims and even technical violations that result in no real harm.
The availability of attorneys’ fees and statutory damages also make class actions under the FCRA potentially lucrative for plaintiffs’ attorneys. Even minimal error rates produce a number of actionable claims against us when multiplied across the millions of reports we prepare, and an error in the design or execution of a process can affect large numbers of consumer reports to which that process applies, thereby creating class exposure to statutory damages of $1,000 per violation. This allows plaintiffs’ attorneys who seek the largest class possible, even if liability to the class is unlikely, to threaten aggregate statutory damages that exceed the limits of our insurance.
Commonly asserted mistakes include matching a person who has no criminal history with the criminal records of another person having the same or almost the same identifying information; reporting arrests, civil suits or judgments, or other adverse information that is more than seven years old; reporting criminal records inaccurately, such as failure to identify amendments to the original charges; and failing to receive required certifications from our customers that they have complied with their disclosure and authorization requirements with respect to the subjects of reports we prepare.
Many factors contribute to these and other kinds of errors. Criminal record information is sourced from a large number of federal, state, county, and local government agencies, including court systems in approximately 3,000 counties across the U.S. There are significant disparities in how these data sources keep records and describe the nature and disposition of criminal charges and convictions. This contributes to errors in extracting information requested by our customers from those records and correctly describing that information in our background reports.

Associating the correct records to a consumer involves matching the identifying information we receive from our customer or the consumer to the identifying information in our data source. This can be challenging because the various sources of the information we gather do not always include common or complete identifying information. We look for identifying information beyond simply first and last names, but additional identifiers such as middle name (if the subject has a middle name), date of birth, address, and government-issued identification number may or may not be present in any particular data source. For example, many courts do not include date of birth information in their criminal records for privacy reasons, and some courts that do include date of birth information in their criminal records are limiting or eliminating public access to that information. Inability to obtain date of birth information associated with criminal records may require us to depend upon other identifiers that are more difficult to use, potentially increasing the cost of criminal record searches and the chances of mismatch. Additionally, we must overcome differences in names arising from the use of nicknames and previous names (e.g. maiden names). In some instances, there are errors in the recorded identifying information for an individual.
Evolving regulatory priorities and interpretations and judicial decisions can expose industry participants, including us, to potential liability for compliance practices that were widely accepted in the past.
At any given time, we have a number of demands pending against us by consumers claiming that we made a mistake in their consumer report. Some of these are articulated as class actions. Damages claimed can include loss of employment opportunities, defamation, invasion of privacy, and emotional distress, among other things. Such claims have on occasion resulted in significant liability and future claims could be material, divert management’s attention, cause reputational harm, and subject us to regulatory scrutiny and equitable remedies that could limit the scope and increase the costs of our operations. In particular, class action or other multi-plaintiff claims have the potential to have a material adverse effect on our financial condition and results of operations. While we do not believe that the outcome of any pending or threatened legal proceeding, investigation, examination or supervisory activity will have a material adverse effect on our financial position, such events are inherently uncertain and adverse outcomes could result in significant monetary damages, penalties or injunctive relief against us.
In addition to these direct risks to our business, consumer-reporting laws have indirect effects on our business. Some of our suppliers are themselves consumer reporting agencies that impose requirements and restrictions upon us as part of their own compliance efforts.
The FCRA, the ICRAA and similar laws that regulate our business impose significant operational requirements and liability risks.
We are subject to U.S. federal, state, and local laws and regulations related to background reporting. These laws and regulations are complex, stringent, and subject to evolving and often uncertain administrative and judicial application in ways that can be difficult to predict and can harm our business. For example, we are subject to the FCRA, the ICRAA, and other similar laws that impose many restrictions and process requirements upon “consumer reporting agencies” (like us) that provide those reports and customers that use them. The restrictions and process requirements largely relate to what may be reported about an individual, when, to whom, and for what purposes, and how the subjects of consumer reports are to be treated. For example, under the FCRA, the consumer reporting agency providing a consumer report must follow reasonable procedures to assure the accuracy of the information reported, and may not report certain things, including adverse information (other than criminal convictions) that is more than seven years old, even if this information is otherwise available to our customer. A consumer report may not be furnished for employment purposes unless the subject of the report has authorized procurement of the report after receiving disclosure, in a document that consists solely of the disclosure, that such a consumer report may be obtained for that purpose. Before taking any adverse action based upon a consumer report prepared for employment purposes, the user of the report must provide the subject of the report with a copy of the report and certain required disclosures. If the subject of a consumer report disputes its accuracy, the consumer reporting agency must reinvestigate. Violations of FCRA can result in civil and criminal penalties. Regulatory enforcement of FCRA is under the purview of the Federal Trade Commission (the “FTC”), the Consumer Financial Protection Bureau (the “CFPB”) and state attorneys general, acting alone or in concert with one another.
Any failure by us to comply with, or remedy any violations of, applicable laws and regulations, could result in substantial fines and restitution obligations and court-ordered injunctions or administrative cease-and-desist orders or settlements that require us to modify our business practices in ways that are costly to implement or that reduce our efficiency or the utility of our services, or may prohibit conduct that would otherwise be legal and in which our competitors may engage. In addition, there may also be adverse publicity and uncertainty associated with investigations, litigation and orders (whether pertaining to us, our suppliers, our customers, or our competitors) that could decrease customer acceptance of our services.
For example, in 2012 the U.S. Federal Trade Commission assessed civil penalties of $2.6 million and other measures against HireRight for various process failures including failing to follow reasonable procedures to (i) assure that the information contained in its consumer reports reflected the current public record status of the consumers’ information (such as expungement of a criminal record); (ii) prevent the inclusion of multiple entries for the same criminal offense in a single report; and (iii) prevent the inclusion of obviously erroneous information in reports. In 2015, the U.S. Consumer Financial Protection Bureau issued a Consent Order against GIS assessing consumer redress payments of $10.5 million civil monetary penalties of $1.25 million payable to the Bureau for (i) reporting of mismatched criminal record information; (ii) failure to notify consumers at the time of reporting adverse information or maintaining strict procedures to ensure adverse information is complete and up-to-date; (iii) reporting adverse non-conviction information, such as civil suits and judgments, that antedated the report by more than seven years; and (iv) and failing to maintain adequate processes to prevent such errors. Similar enforcement actions have affected our competitors and it appears that the current political climate may result in increased regulatory enforcement activity. Additionally, our customers might face similar proceedings, actions or inquiries, which could result in indemnity claims against us and could affect their business and, in turn, our ability to do business with those customers.
In the future, we expect to be subject to significant additional compliance expense and liability risk as a result of increased governmental and private enforcement activity and implementation of new laws and regulations restricting access to and use of personal information in response to social trends and growing worldwide concern that:
•inaccuracies in background reports harm the individuals who are the subjects of those reports;
•background reporting has a disparate adverse impact on some populations;
•background reports can impair the ability of persons with criminal records to reintegrate with society;
•use of algorithms and automated processing, including artificial intelligence and machine learning, fail to take individual circumstances into account and may reinforce inaccurate or unjust biases; and
•privacy must be protected as a fundamental right, resulting in significant limitations on collection and use of personal background information.
Increased enforcement and new laws and regulations related to background reporting may limit our ability to pursue business opportunities we might otherwise consider, prevent full utilization of our services and reduce the availability or effectiveness of our services or the supply of data available to our customers. Further, any perception that our practices or services are inaccurate, are an invasion of privacy or have disparate impacts, whether or not consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability. We cannot predict the ultimate impact on our business of new or proposed rules, supervisory examinations or government investigations or enforcement actions.
We are subject to rapidly changing and increasingly stringent laws and industry standards relating to privacy, data security, and data protection. The requirements and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business.
We collect, process, transmit and store sensitive data, including personally identifiable information of applicants and employees of our customers about whom we prepare background reports. We and our data suppliers are subject to numerous laws regarding privacy and the storage, sharing, use, transfer, disclosure, protection and other processing of this kind of information. In the U.S., these laws include the Driver’s Privacy Protection Act (the “DPPA”) (regulating driving records), the Gramm-Leach-Bliley Act (the “GLBA”) (regulating financial data), the

Health Insurance Portability and Accountability Act (“HIPPA”) (regulating health information), the Federal Motor Carrier Safety Administration’s rules (regulating truck-driver drug testing and other qualifications), and the death Master File rule (regulating death notices related to Social Security Numbers).
In addition, multiple legislative proposals concerning privacy and the protection of user information are being considered by the U.S. Congress. Various U.S. state legislatures have announced intentions to consider additional privacy legislation, and U.S. state legislatures have already passed and enacted comprehensive privacy legislation. For example, the California Consumer Protection Act (“CCPA”) imposes obligations and restrictions on businesses regarding their collection, use, processing, retaining and sharing of personal information and provides new and enhanced data privacy rights to California residents, such as affording them the right to access and delete their personal information and to opt out of certain sharing of personal information. The CCPA exempts much of the data that is covered by FCRA, GLBA, and DPPA and, therefore, much of our data is not subject to the CCPA. However, information we hold about individual residents of California that is not subject to FCRA, GLBA, and DPPA would be subject to the CCPA. Because the CCPA is relatively new, there is still some uncertainty about how such exceptions may be applied under the CCPA. In addition, new laws and regulations proposed or enacted in a number of states impose, or have the potential to impose additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted.
In the European Economic Area (“EEA”), we are subject to the General Data Protection Regulation (the “GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018. The GDPR and UK GDPR are extremely broad and sweeping privacy laws that establish multiple privacy and data protection requirements, including with respect to criminal convictions data, that are in some respects more comprehensive than those of the U.S. and other countries where we operate. These requirements include providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data access); notifying data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Fines for certain breaches of the GDPR and the UK data protection regime are significant e.g., fines for certain breaches of the GDPR or the UK GDPR are up to the greater of €20 million / £17.5 million or 4 % of total global annual turnover. Other countries outside of the EEA and the United Kingdom have also enacted comprehensive data protection legislation similar to the GDPR to which we are or may become subject in the future.
These privacy laws and regulations also regulate many of our data suppliers, which in turn impose their restrictions and requirements upon us. If we violate those restrictions and requirements, we risk both liability and interruptions in our ability to obtain information that we need to deliver our services.
Compliance with multiple federal, state and international laws and regulations imposing varying and increasingly rigorous requirements is complicated and costly, and we devote substantial resources to strive for adherence with applicable laws, regulations, and related requirements. However, the scope of such laws is constantly changing, and in some cases, inconsistent and conflicting and subject to differing interpretations, as new laws of this nature are proposed and adopted and we currently, and from time to time, may not be in technical compliance with all such laws. Such laws also are becoming increasingly rigorous and could be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects. Therefore, enforcement practices are likely to remain uncertain for the foreseeable future. There is no assurance that we will not be subject to claims that we have violated applicable laws or codes of conduct, that we will be able to successfully defend against such claims or that we will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly to achieve and we could be subject to fines and penalties in the event of non-compliance.

Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. As discussed above, we have in the past received, and may continue to receive inquiries from regulators regarding our data privacy practices. Any failure or perceived failure by us to comply with applicable privacy and security laws, or any compromise of security that results in unauthorized access, use or transmission of, personal user information, could result in a variety of claims against us, including governmental enforcement actions and investigations, class action privacy litigation in certain jurisdictions and proceedings. We could further be subject to significant fines, other litigation, claims of breach of contract and indemnity by third parties, and adverse publicity. When such events occur, our reputation may be harmed, we may lose current and potential users and the competitive positions of our various brands might be diminished. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges or severe criminal or civil sanctions.
In addition to the above, we have been, and could be in the future, the victim of fraudulent requests for background screening reports as a result of fraudsters “spoofing” or impersonating our customers. The internal controls or procedures we put into place to combat such attacks may not be enough to stop them. Any transfer or loss of personal data to fraudsters as a result of such attacks may cause us to violate our contractual commitments, compromise our ability to receive information from our data suppliers, harm our reputation, give rise to unwanted media attention, and result in litigation and regulatory action.
We can incur significant liability for omitting adverse information in a background report if the subject of that report causes harm that could have been foreseen and avoided if we had reported the omitted information.
One of the reasons our customers use our services is to protect against negligent hiring claims that are likely to result if they hire an individual who causes harm that could have been foreseen and avoided through a careful review of the individual’s background. If we fail to report potentially negative information, such as criminal records, a history of dangerous driving, or illegal drug use about an individual who later commits a crime or causes other harm in the course of employment by our customer, we may face potential direct liability to damaged third parties, as well as an obligation to indemnify and defend our customer against its own negligent hiring liability exposure. We have in the past experienced such claims for crimes such as assaults and thefts allegedly committed, as well as automobile accidents allegedly caused, by persons on whom we prepared background reports that did not include records of similar past conduct. These kinds of situations tend to attract adverse publicity, which together with the liability to which we may be subject, could be extremely damaging and might be excluded from, or exceed the limits of, our insurance coverage. Even in situations in which we have no legal responsibility, such as for prior records that we allegedly “missed” but did not discover because they were outside the scope of the search we were hired to perform, merely being associated with a negligent hiring claim could be extremely damaging to our reputation.
We may be subject to and in violation of state private investigator licensing laws and regulations, which could adversely affect our ability to do business in certain states and subject us to liability.
Although our work is distinct from the activities normally associated with private investigators, we fit within the definitional scope of many state laws that regulate private investigators because of our information gathering and reporting activities. These laws and related licensing requirements and regulations vary among the states and are subject to differing interpretations. Failure to correctly interpret and comply with these laws, requirements and regulations may result in the imposition of penalties or restrictions on our ability to continue our operations in certain states.
We are subject to government regulations concerning our employees, including wage-hour laws and taxes.
We are subject to applicable rules and regulations relating to our relationship with our employees, including health benefits, sick days, unemployment and similar taxes, overtime and working conditions, equal pay, immigration status, and classification of employee benefits for tax purposes. Legislated increases in labor-cost components, such as employee benefit costs, workers’ compensation insurance rates, and compliance costs, as well as the cost of litigation and fines in connection with these regulations, would increase our labor costs. Many employers nationally have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements, failure to pay overtime wages properly, and failure to provide meal and rest breaks or pay for missed breaks, with such actions sometimes brought as class or collective actions. These actions can result in material liabilities and expenses. Federal and state standards for classifying employees under wage-and-hour laws differ and are often unclear or require application of judgment, and classifications may need to change as employment duties evolve over time. We may misclassify employees and be subject to liability as a result. If we become subject to employment litigation, such as actions involving wage-and-hour, overtime, breaks and working time rules, it may distract our management from business matters and result in increased labor costs.
We may be subject to intellectual property claims by third parties, which are costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies and intellectual property.
Third parties may assert claims of infringement or misappropriation of intellectual property rights against us, or against our customers for use of our systems or services. We cannot be certain that we are not infringing any third-party intellectual property rights, and we may have liability or indemnification obligations as a result of such claims. As a result of the information disclosure in required public company filings our business and financial condition are visible, which may result in threatened or actual litigation, including by competitors and other third parties.
Regardless of whether claims that we are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any claim is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle lawsuits and disputes on terms that are unfavorable to us. Some parties that could make claims of infringement against us have substantially greater resources (including in-house expertise on the disputed technology) than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could.
Although third parties may offer a license to their technology or intellectual property, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology or intellectual property licensed to us. Alternatively, we may be required to develop non-infringing technology or to make other changes that could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from performing certain services, limits the way we may provide certain services, or requires us to pay substantial damages, including treble damages if we are found to have willfully infringed the claimant’s patents or copyrights. Claims of intellectual property infringement or misappropriation also could result in injunctive relief against us, or otherwise result in delays or stoppages in providing all or certain aspects of our solution.
If we are unable to protect our proprietary technology and other intellectual property rights, it may reduce our ability to compete for business and we may experience reduced revenue and incur costly litigation to protect our rights.
Our business depends on our brands as well as our internally-developed and licensed technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade secret and copyright laws, confidentiality procedures, and contractual provisions to protect our rights in our internally-developed technology, brands and other intellectual property. These measures may not be sufficient to offer us meaningful protection, particularly in jurisdictions that do not protect intellectual property rights to the same extent as do the laws of the United States. If we are unable to protect our intellectual property, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies that are substantially similar to ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, each of which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.
Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken to protect our intellectual property rights may not be adequate to prevent infringement, misappropriation, dilution or other violations. Litigation brought to protect and enforce our intellectual property rights can be costly, time consuming and distracting to management, and could be ineffective or result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement or other violations by competitors but may choose not to bring litigation to enforce our intellectual property rights. Furthermore, even if we decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. As a result, despite efforts by us to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise violate our intellectual property rights and we are not adequately protected or elect not to litigate, our competitive position, business, financial condition and results of operations could be harmed.
In general, any inability to meaningfully protect our intellectual property rights could impair our ability to compete and reduce demand for our services. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.
Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain, maintain, protect and enforce the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain, protect and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.
Our business relationships expose us to risk of substantial liability for contract breach, violation of laws and regulations, intellectual property infringement and other acts and omissions by us and others, and our contractual indemnities, limitations of liability, and insurance may not protect us adequately.
Our agreements with our customers and suppliers typically obligate us to provide indemnity and defense for violation of applicable laws and regulations, damages to property or persons, misappropriation of confidential or personally identifiable information in our custody or control, intellectual property infringement, business losses, and other liabilities. Generally, these indemnity and defense obligations relate to our own business operations, and acts or omissions. However, under some circumstances, we agree to indemnify and defend contract counterparties against losses resulting from their own business operations and acts or omissions, or the business operations and acts or omissions of third parties. For example, our customers also typically require us to indemnify them against acts and omissions of our subcontractors and suppliers, such as business process outsourcing providers and data sources. At the same time, these subcontractors and suppliers often require us to indemnify them against acts and omissions of our customers, including indemnifying our data sources for our customers’ misuse of that data.
Even in the absence of a clear contractual obligation to provide indemnity, customers regularly seek indemnification from us in respect of claims made against them due to alleged errors in our services, or alleged errors they make in complying with laws and regulations applicable to their procurement and use of our services. Some of these indemnity claims are supportable and result in costs to us, and we may sometimes fund even invalid claims for relationship reasons.
Our agreements with customers and suppliers typically include provisions limiting our liability to the counterparty and the counterparty’s liability to us, although these limits sometimes do not apply to certain liabilities, including indemnity obligations, and certain customers and suppliers, including government entities, may require indemnity from us without any limit on our liability, and provide us with little or no reciprocal indemnity support.
We have limited ability to control acts and omissions of our customers, suppliers, or other third parties that could trigger our indemnity obligations, and our insurance policies may not cover us for acts and omissions of others. Because we contract with many customers and suppliers and those contracts are individually negotiated with different scopes of indemnity and different limits of liability, it is possible that in any case our obligation to provide indemnity for the acts or omissions of a third party such as a customer or supplier may exceed what we are able to recover from that third party. Further, contractual limits on our liability may not apply to our indemnity obligations, contractual limits on our counterparties’ liability may limit what we can recover from them, and contract counterparties may be unable to meet their obligations to indemnify and defend us as a result of insolvency or other factors. Large indemnity obligations, or obligations to third parties not adequately covered by the indemnity obligations of our contract counterparties, could expose us to significant costs.
In addition to the effects on indemnity described above, the limitation of liability provisions in our contracts may, depending upon the circumstances, be too high to protect us from significant liability for our own acts or omissions, or so low as to prevent us from recovering fully for the acts or omissions of our counterparties.
Liabilities we incur in the course of our business may be uninsurable, or insurance may be very expensive and limited in scope.
Insurance companies view consumer reporting as a risky business.
•The FCRA, the California Investigative Consumer Reporting Agencies Act, and similar laws that regulate our business are ambiguous in many respects, resulting in a constant succession of new liability theories conceived by plaintiffs’ attorneys and tested through claims against background reporting companies like us.
•There are significant uncertainties and inconsistencies in how courts interpret those laws.
•The availability under those laws of substantial statutory damages and attorneys’ fees awards can result in enormous class action claims.
•Background reporting companies may incur significant liability to their customers and members of the public for failure to report potentially negative information, such as criminal records, about an individual who later commits a crime or causes other harm that might have been foreseen and avoided if the prior record had been reported.
•Governmental agencies charged with enforcing these laws, such as the CFPB and FTC, have a history of imposing large fines and their enforcement approaches and intensity may vary with changes in partisan political control.
Due to these and similar factors, and the resulting frequency and potential severity of legal claims, some insurance companies will not underwrite errors & omissions policies for background reporting companies. Insurance companies that will underwrite such policies often impose very high retention requirements and various coverage limitations and exclusions, including for regulatory investigations, fines, and punitive damages. Consequently, while we do have errors & omissions coverage, we are self-insured for most liabilities that arise as a result of errors and omissions in delivery of our services. Further, significant claims under our policies, or negative claims experience in the industry in general, could result in carriers refusing to provide liability insurance to us, or charging prohibitive premiums. Finally, the terms of any regulatory enforcement order against us may prohibit us from recovering under insurance for any fines, penalties, or restitution assessed.

Technology and Data Security Risks
Breaches or misuse of our networks or systems, or those of third parties upon which we rely, or any improper access to our information or platform may negatively impact our business and harm our reputation.
In the ordinary course of business, we access, collect, process, transmit and store sensitive data, including intellectual property and proprietary business information of our customers and suppliers and personally identifiable information of applicants and employees of our customers about whom we prepare background reports. The secure operation of our IT networks and systems and secure processing and maintenance of this information is critical to our business operations and strategy.
Because we access, store and transmit personally identifiable information, we could be the target of cyber attacks, fraudulent schemes and other security threats by third parties, including technically-sophisticated and well-resourced hackers, hostile state intelligence services and other bad actors attempting to access or steal the data we store or to disrupt our operations or to misappropriate such information by direct theft or subterfuge, such as by posing as customers. Furthermore, insider or employee cyber and security threats are also a significant concern for all companies, including ours, and have become a greater risk as a result of the greater adoption of remote work as a response to the COVID-19 pandemic. Despite our investments in physical and technological security measures, employee training and other precautions, we are vulnerable to exploitation of our IT networks and infrastructure to gain unauthorized access to data from us or from our customers, our and their suppliers, and other service providers whose systems can be accessed through ours, resulting in breaches of confidential and personal information, computer malware, ransomware, and transmission of computer viruses.
Current security measures undertaken by us, our customers, suppliers, vendors or service providers may be ineffective as a result of various factors including employee error; failure to implement appropriate processes and procedures; malfeasance, acts of vandalism, computer viruses and interruption or loss of valuable business data, breaches, cyber-attacks or other tactics to obtain illicit system access. Moreover, the risk of unauthorized circumvention of our security measures or those of our customers, suppliers, vendors, and service providers has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, “phishing” or social engineering incidents, spoofing, ransomware, extortion, account takeover attacks, denial or degradation of service attacks, and malware. We and our customers and vendors have been in the past, and could be in the future, the victim of fraud schemes, including as a result of fraudsters “spoofing” or impersonating our customers. While we have put in place internal controls and procedures designed to prevent such fraudulent attacks and continue to review and upgrade our internal controls and procedures in response to the heightened risk and occurrence of such fraudulent attacks (some of which were successful), there can be no assurance that we will not fall victim to such attacks. Transfer of funds can cause direct financial loss to us or our customers or vendors. Transfer or loss of financial or personal data to fraudsters as a result of such spoofing or impersonation may cause us to violate our contractual commitments, compromise our ability to receive information from our data suppliers, harm our reputation, give rise to unwanted media attention and result in litigation and regulatory action. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, and because we typically are not able to control the efficacy of security measures implemented by our customers and suppliers, we may be unable to anticipate these techniques, implement adequate preventative measures or remediate any intrusion on a timely or effective basis even if our security measures are appropriate, reasonable, and comply with applicable legal requirements. Although we have developed and strive to improve systems and processes designed to prevent security breaches and data loss, these security measures cannot provide absolute security, and the protection of our systems and information against exploitation and misappropriation is partially dependent on our customers’ security practices, such as measures to safeguard credentials.
Though it is difficult to determine what harm may directly result from any specific interruption or breach, any security incident could disrupt computer systems or networks, interfere with services to our customers or their applicants and employees, and result in unauthorized access to personally identifiable information, intellectual property, and other confidential business and personal information. As a result, we could be exposed to unwanted media attention, legal claims and litigation, indemnity obligations, regulatory fines and penalties, contractual obligations, other liabilities, significant costs for remediation and re-engineering to prevent future occurrences, such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, significant distraction to our business, and damage to our reputation, our relationships with customers and suppliers, and our ability to retain and attract new customers and suppliers. If personally identifiable information is compromised, we may be required to undertake notification and remediation procedures, provide indemnity, and undergo regulatory investigations and penalties, all of which can be extremely costly and result in adverse publicity. While we maintain cyber liability insurance, we cannot ensure that our insurance policies will be sufficient to cover all losses that we may incur if we suffer significant or multiple attacks. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.
We rely significantly on the use of information technology. System failures, including failures due to natural disasters or other catastrophic events, could delay and disrupt our services, cause harm to our business and reputation and result in a loss of customers.
We depend heavily upon computer systems to provide reliable, uninterrupted service to our customers. We have experienced brief system interruptions in the past, often relating to specific customers or groups of customers, and we believe that interruptions will continue to occur from time to time in the future. Our platform operates on our data processing equipment that is housed in third-party commercial data centers that we do not control. In addition, our systems interact with the systems of our customers, their HCM systems and ATS providers, and our suppliers. All of these facilities and systems are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including natural disasters or other catastrophic events such as earthquakes, fires, floods, terrorist attacks, power loss and telecommunications failures, as well as computer viruses, physical and electronic break-ins, software issues, technology glitches, and other similar events, any of which can temporarily or permanently interrupt services to customers. In particular, as described above, intentional cyber-attacks present a serious issue because they are difficult to prevent and remediate and can be used to steal data or disrupt operations.
Although we maintain redundant data center capabilities for business continuity and disaster recovery, any substantial disruption of this sort could cause interruptions or delays in our business and loss of data or render us unable to deliver our services in a timely manner, or at all. These interruptions may also interfere with our suppliers’ ability to provide us information and our employees’ ability to perform their responsibilities. In addition, a significant portion of the work required to deliver our services is conducted by outsourced suppliers that work from other countries, including India, the Philippines, and the Caribbean, that are vulnerable to natural disasters and infrastructure failures. Any disruption in the ability of our outsourced suppliers to perform such functions may result in service interruptions and delays for our customers.
The steps we take to mitigate these risks may not protect against all problems, and our ability to mitigate risks to third-party systems is limited. In addition, we rely to a significant degree upon security and business continuity measures of our data center operators, telecommunications providers, and other third parties, and if those suppliers fail us, we could be unable to meet the needs of our customers. Any steps we take to increase the reliability and redundancy of our systems may be expensive and may not be successful in preventing system failures.
Any failures or delays with our systems or other systems that interact with our systems, or inaccessibility or corruption of data, could be time-consuming and costly to repair or replace, divert our employees’ attention, expose us to liability, and harm our reputation, resulting in customers seeking to avoid payment, demanding future credits for disruptions or failures, and diverting their business to competitors. The financial harm from such circumstances could exceed any applicable business interruption insurance we may have.
If we fail to enhance and expand our technology and services to meet customer needs and preferences, the demand for our services may materially diminish.
Technology is critical to our ability to provide market-leading services that meet the diverse and complex needs of our global customers. In order to remain competitive and responsive to customer demands, we must continually innovate new services and upgrade, enhance, and expand our technology and services. In addition, some of our older technology needs to be updated or replaced to keep pace with our growth, evolving compliance requirements, and the increasing complexity of our business. This will require significant and increasing investments in our technology for the foreseeable future.
Our services are complex and can require a significant investment of time and resources to develop, test, introduce into use, and enhance. These activities can take longer than we expect. We schedule and prioritize our development efforts according to a variety of factors, including our perceptions of market trends, customer requirements, and resource availability. We may encounter unanticipated difficulties that require us to re-direct or scale back our efforts and we may need to modify our plans in response to changes in customer requirements, market demands, resource availability, regulatory requirements, or other factors. These factors place significant demands upon our engineering organization, require complex planning and decision making, and can result in acceleration of some initiatives and delay of others. As a result of such factors, we may not execute successfully on our technology and services development strategy.
In addition, investment in development of new services often involves a long return-on-investment cycle. We must continue to dedicate a significant amount of resources to our development efforts before knowing to what extent our investments will result in services that meet evolving market conditions.
If we do not manage our development efforts efficiently and effectively, we may fail to produce, or to timely produce, services that respond appropriately to the needs of our customers, and competitors may develop offerings that more successfully anticipate market demand. If our services are not responsive and competitive, customers can be expected to shift their business to our competitors. Customers may also resist adopting our new services for various reasons, including reluctance to disrupt existing relationships and business practices or to invest in necessary technological integration.
Our technology development operations are centered in Estonia, exposing us to risks that may be difficult to manage.
Our software development and related technology operations are conducted primarily in our office in Estonia. Unless we are able to diversify these operations across other locations, our ability to maintain our platform and adapt it to meet customer needs and market opportunities is vulnerable to constraint or disruption as a result of various factors including unavailability of sufficient engineering talent, power loss, local pandemic conditions, weather, and regional political unrest.
If our ability to use data to train our proprietary machine learning models is lost or limited, our business could be adversely affected.
We employ proprietary machine-learning models, which are models built using a variety of data sets, some of which may be licensed from third-party providers or subject to other obligations to the provider or some other third party. These licenses, other obligations, or new or changing laws or regulations, may impose restrictions on the use of those data sets, including restrictions on use for any purpose inconsistent with the purpose for which the data was provided or to which the subject of the data has consented. Such restrictions may significantly limit our ability to utilize automation to improve the speed and accuracy of our services.
In addition, if third-party data used to train and improve our machine-learning models is limited or becomes unavailable to us, our ability to continue to use and improve our machine learning models would be adversely affected. There may not be commercially reasonable alternatives to the third-party data we currently use, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data could require us to enter into license agreements with third parties and integrate the data used in our machine-learning models with new third-party data, which may require significant work and substantial investment of our time and resources.
If the data we use to train our proprietary machine-learning models is significantly inaccurate, our business could be adversely affected.
If the data we use to train and improve our machine-learning models is inaccurate, our ability to continue to use and improve our machine-learning models would be adversely affected. There may not be commercially reasonable alternatives to the third-party data we currently license, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties and integrate the data used in our machine-learning models with such new third-party data, which may require significant work and substantial investment of our time and resources.
Our machine learning models may not operate properly or as we expect them to, which could cause us to inaccurately evaluate applicant information.
We utilize data gathered from various sources in our services to train our machine-learning models. The continuous development, maintenance and operation of our machine learning models is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors with new machine learning or other artificial intelligence capabilities. Some of those difficulties could arise from undetected or uncorrected inaccuracies or unrepresentative tendencies in the data. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our machine learning models from operating properly. If our machine learning models do not function reliably, we may incorrectly process background checks or suffer extended processing times and other failures of our services, which could result in customer dissatisfaction.
Our machine-learning models could lead to unintentional discrimination.
Generally, machine-learning models use data about past decisions in a particular situation to create algorithms that make a new decision in a similar situation. If the past decisions on which our machine-learning models are based were affected by a disparate impact based on any legally prohibited classification (such as race or sex), our machine-learning models could make similarly disparate decisions. Consistently making decisions that result in disparate impact could subject us or our customers to legal or regulatory liability.
Industry and Financial Risks
Changes to the availability and permissible uses of consumer data may reduce the demand for our services.
Public and commercial sources of free or relatively inexpensive information of the type our customers typically demand have become increasingly available, particularly through the internet. We expect this trend to continue, and the easier availability of this information may reduce demand for our services.
While various factors, including safety concerns, continue to drive the increased adoption of background reporting services worldwide, there are countervailing forces that could have the opposite effect. For example, certain privacy regulations restrict the collection and use of the kind of information included in our background reports (e.g. in some countries, as a general matter criminal background or credit histories must not be used as disqualifications to employment). In addition, social justice and criminal rehabilitation concerns have resulted in legal limits on the use of some background information. The continued proliferation of these limitations could reduce the scope, and therefore, the value of our services.
In addition, access to and use of consumer data are the subjects of intense public scrutiny and as a result subject to significant legislation and regulatory restrictions in jurisdictions around the world. Privacy and social justice considerations may result in reduced or lost access to information we need, which could reduce the utility and value of our services.
Technological changes in how personal data is managed could have the same effect. For example, the convergence of privacy concerns and new technologies such as blockchain and the increased mobility of data has led to emergence of technologies that allow consumers to manage their own background data and provide their own background reports directly to employers. While such developments present us with opportunities, such as acting as a validator of consumers’ self-managed background reporting, these kinds of market evolutions will require us to innovate aggressively to maintain our market position and relevance to our customers.

We operate in an intensely competitive market and we may not be able to develop and maintain competitive advantages necessary to support our growth and profitability.
We face significant competition in our industry. Although we believe we are the largest participant in the market for background reporting and related services, our market share is relatively small due to the large number of competitors in the industry. We compete with companies close to our size that have capabilities similar to ours and could surpass us in capabilities and scale through their own organic growth or strategic acquisitions, as well as many smaller companies that may gain competitive advantages by focusing on particular geographies, market sectors, or discrete services. Barriers to entry are low in our business and, in general, all competitors have access to the same core sources of information that form the basis of background reports. Therefore, we must compete based upon our effectiveness at gathering and using that information more effectively than others to produce value-added insights, as well as our speed, accuracy and ability to service a large customer base at scale and across diverse geographies and industries. This requires us to develop and maintain broad expertise, innovate new service offerings, and use technology effectively to improve our processes. If we are not able to outpace our competitors or keep up with their technological advances, we may lose a significant amount of business to those competitors.
Some of our competitors may have already developed, or may soon develop, a lower cost structure, more aggressive pricing, or better services than we offer or develop. Large and well-capitalized competitors may emerge, particularly through industry consolidation, that may be able to innovate faster, compete for talent more effectively, and price their services more aggressively than we can. Price reductions by our competitors could negatively affect our revenue and operating margins and results of operations and could also harm our ability to obtain new customers on favorable terms.
Many customers stage regular request for proposal processes as a matter of procurement policy, which enables competitors to bid aggressively to try to capture their business. This puts pressure on our margins if we are not able to compete effectively without reducing our pricing.
Growth will require us to improve our operating capabilities.
Our growth has resulted in significant increases in the number of transactions and the amount of customer, applicant and employee data that our infrastructure supports, straining our resources and adding to the complexity of our organizational structure and procedures. Our success depends, in part, on our ability to improve our organizational effectiveness, including our operational, financial and management controls and our reporting systems and procedures. The failure to effectively manage growth could result in declines in the quality of, or customer satisfaction with, our services, increases in costs or other operational difficulties.
Our business is vulnerable to economic downturns.
Demand for our services is highly correlated to general levels of economic activity and the job market. Our customers are sensitive to changes in general economic conditions, the availability of affordable credit and capital, the level and volatility of interest rates, inflation and consumer confidence, in all of the markets in which we operate worldwide. When economic and market conditions turn adverse, our customers can be expected to curtail hiring, which presents considerable risks to our business and revenue.
If we do not introduce successful new products, services and analytical capabilities in a timely manner, or if the market does not adopt our new services, our competitiveness and operating results will suffer.
Our industry has historically been impacted by technological changes and changing industry standards. Without the timely introduction of new services and enhancements, our services may become technologically or commercially obsolete over time, in which case our revenue and operating results would suffer. The success of our new services will depend on several factors, including our ability to properly identify customer needs; innovate and develop new technologies, services and applications; successfully commercialize new services in a timely manner; produce and deliver our services in sufficient volumes on time; differentiate our services from competitor services; price our services competitively; and anticipate our competitors’ development of new services or technological innovations. Our resources have to be committed to any new services before knowing whether the market will adopt the new offerings.

Risks Related to Our Indebtedness and Finances
Our existing indebtedness could adversely affect our business and growth prospects.
As of December 31, 2020, we had an aggregate of $1.0 billion in principal amount (including the face amount of letters of credit) outstanding under our First Lien Credit Agreement, dated July 12, 2018 (the “First Lien Credit Agreement”) and our Second Lien Credit Agreement, dated July 12, 2018 (the “Second Lien Credit Agreement” and, together with the First Lien Credit Agreement, the “Credit Agreements”). Pro forma for the completion of this offering and the use of proceeds thereof, as of December 31, 2020 we would have had an aggregate of $             million in principal outstanding under the Credit Agreements. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.
Our indebtedness and the cash flow needed to satisfy our debt have important consequences, including:
•limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;
•making us more vulnerable to rising interest rates; and
•making us more vulnerable in the event of a downturn in our business.
Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations.
We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.
The terms and conditions of the Credit Agreements restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.
The Credit Agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:
•incur additional indebtedness or other contingent obligations;
•create liens;
•make investments, acquisitions, loans and advances;
•consolidate, merge, liquidate or dissolve;
•sell, transfer or otherwise dispose of our assets;
•pay dividends on our equity interests or make other payments in respect of capital stock; and
•materially alter the business we conduct.
Our first lien credit agreement includes a financial maintenance covenant for the benefit of the revolving lenders thereunder, which requires us to maintain a maximum first lien leverage ratio as of the last day of any fiscal quarter on which greater than 35% of the revolving commitments are drawn (excluding for this purpose up to $15.0 million of undrawn letters of credit). Our ability to satisfy this covenant can be affected by events beyond our control. As of December 31, 2020, we were in compliance with this financial covenant.
A breach of the covenants or restrictions under the Credit Agreements could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt. In the event the holders of our indebtedness accelerate the repayment of that indebtedness, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:
•limited in how we conduct our business;
•unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•unable to compete effectively or to take advantage of new business opportunities.
These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.
We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, including refinancing such indebtedness, which may not be successful.
Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would also harm our ability to incur additional indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.
We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. We may not be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.
We may require additional capital to support our business, and such capital might not be available on terms acceptable to us, if at all. Inability to obtain financing could limit our ability to conduct necessary operating activities and make strategic investments.
Various business challenges and opportunities may require additional funds, including the need to respond to competitive threats or market evolution by developing new services and improving our operating infrastructure through additional hiring or acquisition of complementary businesses or technologies, or both. In addition, we could incur significant expenses or shortfalls in anticipated cash generated as a result of unanticipated events in our business or competitive, regulatory, or other changes in our market, or longer payment cycles required or imposed by our customers.

Our available cash and cash equivalents, any cash we may generate from operations, and our available line of credit under the Credit Agreements may not be adequate to meet our capital needs, and therefore we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be adversely affected.
If we do raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, if we issue debt, the holders of that debt would have prior claims on the Company’s assets, and in case of insolvency, the claims of creditors would be satisfied before distribution of value to equity holders, which would result in significant reduction or total loss of the value of our equity.
Risks Related to Our International Business Strategy
Our international operations require increased expenditures and impose additional risks and compliance imperatives, and failure to successfully execute our international plans will adversely affect our growth and operating results.
We serve customers around the world and have operations in Europe, Asia (including India, Japan and Singapore), Australia, Canada, and Mexico. We plan to continue to expand internationally. Achieving our international objectives will require a significant amount of attention from our management, finance, legal, operations, compliance, sales, and engineering teams, as well as significant investment in developing the technology infrastructure necessary to deliver our services and maintain sales, delivery, support, and administrative capabilities in the countries where we operate. Attracting new customers outside the United States may require more time and expense than in the United States, in part due to language barriers and the need to educate such customers about our services, and we may not be successful in establishing and maintaining these relationships. The data center and telecommunications infrastructure in some overseas markets may not be as reliable as in North America and Europe, which could disrupt our operations. In addition, our international operations will require us to develop and administer our internal controls and legal and compliance practices in countries with different cultural norms, languages, currencies, legal requirements, and business practices than the United States. Expanding internationally and building our overseas operations requires a significant amount of management and other employees’ time and focus as well as significant resources, which may divert attention and resources from operating activities and growing our business.
International operations impose their own risks and challenges, in addition to those faced in the United States, including management of a distributed workforce; the need to adapt our offering to satisfy local requirements and standards (including differing privacy policies and labor laws that are sometimes more stringent); laws and business practices that may favor local competitors; legal requirements or business expectations that agreements be drafted and negotiated in the local language and disputes be resolved in local courts according to local laws; the need to enable transactions in local currencies; longer accounts receivable payment cycles and other collection difficulties; the effect of global and regional recessions and economic and political instability; potentially adverse tax consequences in the United States and abroad; staffing challenges, including difficulty in recruiting and retaining qualified personnel as well as managing such a diversity in personnel; reduced or ineffective protection of our intellectual property rights in some countries; and costs and restrictions affecting the repatriation of funds to the United States.
One or more of these requirements and risks may make our international operations more difficult and expensive or less successful than we expect, and may preclude us from operating in some markets. There is no assurance that our international expansion efforts will be successful, and we may not generate sufficient revenue or margins from our international business to cover our expenses or contribute to our growth.

Operating in multiple countries requires us to comply with different legal and regulatory requirements.
Our international operations subject us to laws and regulations of multiple jurisdictions, as well as U.S. laws governing international operations, which are often evolving and sometimes conflict. For example, the Foreign Corrupt Practices Act (the “FCPA”) and comparable foreign laws and regulations (including the UK Bribery Act) prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. Other laws and regulations prohibit bribery of private parties and other forms of corruption. As we expand our international operations, there is some risk of unauthorized payment or offers of payment or other inappropriate conduct by one of our employees, consultants, agents, or other contractors, including by persons engaged or employed by a business we acquire, which could result in violation by us of various laws, including the FCPA. Safeguards we implement to discourage these practices may prove to be ineffective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the Securities and Exchange Commission (the “SEC”), Department of Justice, and foreign regulators. Other laws applicable to our international business include local employment, tax, privacy, data security, and intellectual property protection laws and regulations, including restrictions on movement of information about individuals beyond national borders. In some cases, customers operating in non-U.S. markets may impose additional requirements on our non-U.S. business in efforts to comply with their interpretation of their own or our legal obligations. Finally, these laws may overlap in specific cases; this problem is compounded by the fact that many of these laws (especially in the U.S.) do not explicitly state the basis of any extra-territorial application.
These compliance requirements may differ significantly from the requirements applicable to our business in the United States and may require engineering, infrastructure and other costly resources to accommodate, and may result in decreased operational efficiencies and performance. As these laws continue to evolve and we expand to more jurisdictions or acquire new businesses, compliance will become more complex and expensive, and the risk of non-compliance will increase.
Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, and violation of these laws or regulations may interfere with our ability to offer our services competitively in one or more countries, expose us or our employees to fines and penalties, and result in the limitation or prohibition of our conduct of business.
We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.
Our operations are subject to U.S. export controls, specifically the Export Administration Regulations and economic sanctions enforced by the Office of Foreign Assets Control. These regulations limit and control export of encryption technology. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. We incorporate encryption technology into the servers that operate our systems. As a result of locating some servers in data centers outside of the United States, we must comply with these export control laws.
In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to deploy our technology or our customers’ ability to use our services in those countries. Changes in our technology or changes in export and import regulations may delay introduction of our services or the deployment of our technology in international markets, prevent our customers with international operations from using our services globally or, in some cases, prevent the export or import of our technology to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our services by, or in our decreased ability to export our technology to, international markets.
Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses.
We currently have transactions denominated in various non-U.S. currencies, and may, in the future, have sales denominated in the currencies of additional countries. In addition, we incur a portion of our expenses in non-U.S.

currencies, and to the extent we need to convert currency to pay expenses, we are exposed to potentially unfavorable changes in exchange rates and added transaction costs. We expect international transactions to become an increasingly important part of our business, and such transactions may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in relevant currency exchange rates may negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging, and any effort to hedge our foreign currency exposure may not be effective due to lack of experience, unreasonable costs or illiquid markets. In addition, hedging may not protect against all foreign currency fluctuations and can result in losses.
Risks Related to Our Common Stock and this Offering
The Principal Stockholders control us, and their interests may conflict with ours or yours in the future.
Immediately following this offering, the Principal Stockholders will beneficially own approximately        % of our common stock, or        % if the underwriters exercise in full their option to purchase additional shares, which means that, based on their combined percentage voting power held after the offering, the Principal Stockholders together will control the vote of all matters submitted to a vote of our stockholders, which will enable them to control the election of the members of the Board and all other corporate decisions. Therefore, we will be permitted to elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our Board to have a majority of “independent directors” as such term is defined by applicable rules, (2) those that would require that we establish a compensation committee composed entirely of “independent directors” and with a written charter addressing the committee's purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of “independent directors” with a written charter addressing the committee's purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our Board by the independent members of our Board pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. Even when the Principal Stockholders cease to own shares of our stock representing a majority of the total voting power, for so long as the Principal Stockholders continue to own a significant percentage of our stock, the Principal Stockholders will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the Principal Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Principal Stockholders continue to own a significant percentage of our stock, the Principal Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock. Moreover, we presently intend to take advantage of certain exemptions.
In addition, in connection with this offering, we will enter into a Stockholders Agreement with the Principal Stockholders that provides (x) the investment funds managed by General Atlantic the right to designate: (i)          of the nominees for election to our Board for so long as such funds beneficially own at least           % of our common stock then outstanding; and (ii)            of the nominees for election to our Board for so long as such funds beneficially own less than            % but at least            % of our common stock then outstanding; and (y) the investment funds managed by Stone Point the right to designate (i)            of the nominees for election to our Board for so long as such investment funds and their affiliates beneficially own at least           % of our common stock then outstanding; and (ii         of the nominees for election to our Board for so long as such investment funds and their affiliates beneficially own less than         % but at least         % of our common stock then outstanding. The Principal Stockholders may also assign such rights to their affiliates. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.
Each of the Principal Stockholders and their affiliates engage in a broad spectrum of activities, including investments in the human resources and technology industries generally. In the ordinary course of their business activities, each of the Principal Stockholders and their affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of the Principal Stockholders, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.
The Principal Stockholders also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, the Principal Stockholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment in our common stock, even though such transactions might involve risks to you.
We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, (iv) not being required to provide audited financial statements for the year ended December 31, 2018, and (v) an extended transition period to comply with new or revised accounting standards applicable to public companies. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which fifth anniversary will occur in 2026. If, however, certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. In addition, we will choose to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.
The requirements of being a public company may strain our resources, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain internal control over financial reporting and disclosure controls and procedures, as discussed elsewhere in these Risk Factors. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal control over financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition and results of operations.
Failure to maintain effective internal control over financial reporting could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or prevent fraud.
As a result of becoming a public company, we will be obligated to develop and maintain adequate internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
We may be unable to implement and maintain effective design or operation of our controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no absolute assurance that all control issues have been or will be detected. Completion of remediation of any control issues does not provide assurance that our remediated controls will continue to operate properly or that our financial statements will be free from error. There may be undetected material weaknesses in our internal control over financial reporting, as a result of which we may not detect financial statement errors on a timely basis. Moreover, in the future we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations, or implementation of new information systems that could require us to develop and implement new controls and could negatively affect our internal control over financial reporting and result in material weaknesses.
As a public company following this initial public offering, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of this offering. The process of designing and implementing internal control over financial reporting required to comply with this requirement will be time-consuming, costly and complicated. If during the evaluation and testing process we identify one or more material weaknesses in our internal control over financial reporting, our management may be unable to assert that our internal control over financial reporting is effective. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such controls are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting.
However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of this offering or the date we are no longer an “emerging growth company,” as defined in the JOBS Act.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, or, once required, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting or issues an adverse opinion, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC, we may be unable, or be perceived as unable, to produce timely and reliable financial reports, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition, or divert financial and management resources from our core business. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
In preparing our financial statements, management of the Company identified material weaknesses in our internal control over financial reporting as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified were as follows:
•We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness further contributed to the material weaknesses described below.
•We did not design and maintain sufficient formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of journal entries and account reconciliations. Additionally, the Company did not design and maintain sufficient controls to assess the reliability of reports and spreadsheets used in controls.
These material weaknesses did not result in a material misstatement to the consolidated financial statements included herein, however, they did result in adjustments to substantially all accounts and disclosures. Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
•We did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain: (i) program change management controls for certain financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel and (iii) computer operations controls to ensure that data backups are authorized and monitored. These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.
We have implemented or are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses. Specifically, we have undertaken the following remedial actions:
•We have hired several additional accounting and finance personnel with the appropriate level of public accounting knowledge and experience.
•We have engaged a nationally recognized public accounting firm to assist us in creating comprehensive process narratives and Company policies and procedures.
•Our Internal Audit team, along with a third party consultant, are assisting us to evaluate our current internal control over financial reporting (ICFRs) and make recommendations for findings noted. We have been enhancing our controls and documentation support as issues are identified.
•We are in the process of implementing several new systems that should assist us to process transactions more efficiently and effectively, ensuring better control and documentation support.
•We are working with our information security and technology and accounting systems teams to develop enhanced procedures around user provisioning and maintenance to ensure access is restricted to appropriate personnel.
Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.
In addition to the Principal Stockholders’ beneficial ownership of a combined             % of our common stock after this offering (or            % if the underwriters exercise in full their option to purchase additional shares), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things, these provisions:
•allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;
•provide for a classified board of directors with staggered three-year terms;
•prohibit stockholder action by written consent from and after the date on which the Principal Stockholders beneficially own, in the aggregate, less than 40% of our common stock then outstanding;
•provide that any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and
•establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings, except that if a Principal Stockholder beneficially owns, in the aggregate, at least 40% of our common stock then outstanding, the advance notice provision will not apply to that Principal Stockholder.
Our certificate of incorporation to be effective in connection with the closing of this offering will contain provisions that provide us with protections similar to Section 203 of the DGCL. These provisions will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date when that person (excluding the Principal Stockholders, any of their direct or indirect transferees, and any group of which any of the foregoing are a part) acquired that common stock, unless Board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests, make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire (including actions that you may deem advantageous), or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.
These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including by delaying or impeding a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.
For information regarding these and other provisions, see “Description of Capital Stock.”
Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. The exclusive forum provision provides that it will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.
We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material.
We will enter into the TRA which will provide for the payment by us to existing equityholders of 85% of the amount of U.S. federal, state and local tax benefits, if any, that we and our subsidiaries actually realize, or in some circumstances are deemed to realize as a result of the recognition of certain tax benefits associated with certain tax attributes existing at the time of the offering, in each case, computed using simplifying assumptions to address the impact of state and local taxes. These include tax benefits arising as a result of: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries’ intangible assets, and (ii) the utilization of our and our subsidiaries’ U.S. federal, state and local net operating losses and disallowed interest expense carryforwards, if any, attributable to periods prior to this offering (collectively, the “Pre-IPO Tax Benefits”). Actual tax benefits realized by us may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including assumptions relating to state and local income taxes, to calculate tax benefits.
These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO Tax Benefits as well as the timing of any payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.
We have a significant existing tax basis in our assets as well as material net operating losses and disallowed interest expense carryforwards. We expect that the payments we make under the TRA will be material. Although estimating the amount and timing of payments that may become due under the TRA is by its nature imprecise, we expect, assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO Tax Benefits subject to the TRA, we expect that future payments under the TRA will aggregate to between $            million and $            million, ranging from approximately $             million and $            million per year over the next            years. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our           fiscal year. Payments in accordance with the terms of the TRA could have an adverse effect on our liquidity and financial condition. Any future changes in the realizability of the Pre-IPO Tax Benefits will impact the amount of the liability under the TRA. The payments under the TRA are not conditioned upon our existing equityholders’ continued ownership of us.
Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. Although the Credit Agreement generally restricts distributions from our subsidiaries to us, it contains provisions which allow certain distributions which we believe will be sufficient to cover our payment obligations under the TRA. However, we may choose to utilize certain permitted distribution flexibility contained in our Credit Agreement for other purposes, in which case our subsidiaries may be restricted from making distributions to us, which could affect our ability to make payments under the TRA. In addition, we may, in the future, refinance the Credit Agreement, incur additional debt obligations or enter into other financing transactions on terms that may not be as favorable as our current Credit Agreement. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries. There can be no assurance that we will be able to fund or finance our obligations under the TRA. We may need to incur debt to finance payments under the TRA to the extent our cash resources are insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise. To the extent we are unable to make payments under the agreement for any reason (including because our debt obligations restrict the ability of our subsidiaries to make distributions to us), under the terms of the TRA such payments will be deferred and accrue interest until paid. If we are unable to make payments under the TRA for any reason, such payments may be deferred indefinitely while accruing interest at a per annum rate of            % (in the case of the deferral of such payments as a result of restrictions imposed under our debt obligations) or             % (in the case of the deferral of such payments for any other reason. These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made.
For additional information related to the TRA, see “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”
We will not be reimbursed for any payments made to our existing owners (or their transferees or assignees) under the TRA in the event that any tax benefits are disallowed.
Payments under the TRA will be based on the tax reporting positions that we determine, and the Internal Revenue Service (the “IRS”), or another tax authority, may challenge all or part of our net operating losses, existing tax basis or other tax attributes or benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any issue that would cause the IRS to challenge our net operating losses, existing tax basis or other tax attributes or benefits for which payments are made under the TRA, if the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the TRA, then we will not be permitted to settle that challenge without the consent (not to be unreasonably withheld or delayed) of our existing equityholders (or their transferees or assignees) that are party to the TRA. The interests of our existing equityholders (or their transferees or assignees) in any such challenge may differ from or conflict with our interests and the interests of our then-current stockholders, and our existing equityholders (or their transferees or assignees) may exercise their consent rights relating to any such challenge in a manner adverse to our interests and the interests of our then-current stockholders. We will not be reimbursed for any cash payments previously made to our existing equityholders (or their transferees or assignees) under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made to our existing equityholders (or their transferees or assignees) are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to our existing equityholders (or their transferees or assignees) will be netted against any future cash payments that we might otherwise be required to make to our existing equityholders (or their transferees or assignees) under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to our existing equityholders (or their transferees or assignees) for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the TRA until any such challenge is finally settled or determined. Moreover, the excess cash payments we previously made under the TRA could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal, state and local income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS, any other taxing authority or a court will not disagree with our tax reporting positions. As a result, payments could be made under the TRA significantly in excess of any tax savings that we realize in respect of the tax attributes that are the subject of the TRA.
In certain cases, payments under the TRA to our existing equityholders (or their transferees or assignees) may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the TRA.
The TRA will provide that in the case of a certain mergers, asset sales and other transactions constituting a “change of control” under the TRA or the material breach of our obligations under the TRA, we will be required to make a payment to our existing equityholders (or their transferees or assignees) in an amount equal to the present value of future payments under the TRA (calculated based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income, using a discount rate equal to         , which may differ from our, or a potential acquirer’s, then-current cost of capital). In these situations, our obligations under the TRA could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying the terms or structure of, or preventing potential mergers, asset sales, other forms of business combinations or other change of control transactions. As a result, the obligation to make payments under the TRA, including the acceleration of our obligation to make payments in the event of a “change of control,” could make us a less attractive target for a future acquisition. In addition, we could be required to make payments under the TRA that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.
These provisions of the TRA may also result in situations in which our existing equityholders (or their transferees or assignees) have interests that differ from or are in addition to those of our other stockholders. Similarly, decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the TRA. For example, an earlier disposition of assets resulting in an accelerated use of existing basis or available net operating losses may accelerate payments under the TRA and increase the present value of such payments.
We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of equity-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and the evaluation of new information that results in a change to a tax position taken in a prior period. A successful assertion by a country, state, or other jurisdiction that we have an income tax filing obligation could result in substantial tax liabilities for prior tax years.
Our tax position could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. Any of the foregoing changes could have an adverse impact on our results of operations, cash flows, and financial condition. For example, the Biden administration recently proposed to increase the U.S. corporate income tax rate from 21% to 28%, increase U.S. taxation of international business operations, and impose a global minimum tax. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results.
Additionally, the Organization for Economic Co-Operation and Development has released guidance covering various topics, including transfer pricing, country-by-country reporting, and definitional changes to permanent establishment that could ultimately impact our tax liabilities as that guidance is implemented in various jurisdictions.
The international nature of our business can expose us to unexpected tax consequences, which may be adverse.
We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, property, and goods and services taxes, in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the timing and allocation of revenue and expenses. Additionally, the amount of taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and to changes in tax laws. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities.
Our future effective tax rate may be affected by such factors as changes in tax laws, regulations, or rates, changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.
We may be subject to examinations of our tax returns by the IRS or other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition, and liquidity.
The U.S. and non-U.S. tax laws applicable to our business activities are complex and subject to interpretation. We are subject to audit by the IRS and by taxing authorities of the state, local, and foreign jurisdictions in which we operate. Taxing authorities may in the future challenge our tax positions and methodologies on various matters, which could expose us to additional taxes. Any adverse outcomes of such challenges to our tax positions could result in additional taxes for prior periods, interest, and penalties, as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations, or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. An increase in our tax expense could have a negative effect on our financial position and results of operations. Moreover, determining our provision (benefit) for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Although we believe we will make reasonable estimates and judgments, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could materially affect our financial position and results of operations.

We may be subject to state and local tax on certain of our services which could subject us to material liability and increase the cost our clients would have to pay for our services.
An increasing number of states and localities have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies providing services to customers in the relevant jurisdiction. States or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales of services in their jurisdictions, or they may seek to recharacterize the services we provide in a manner that subjects such services to a higher rate, or different form, of tax. A change in tax laws in, or new administrative guidance issued by, such jurisdictions, or the successful assertion by one or more states or localities, in each case, with the effect that we are required to collect taxes where we presently do not do so, or to collect additional taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liability, including by imposing tax on historical sales, as well as penalties and interest. New or additional sales tax obligations could also create incremental administrative burdens for us, increase our costs of operation, put us at a competitive disadvantage to competitors who may not be subject to such laws, and decrease our future sales to the extent the ultimate burden of the tax is borne by our customers.
General Risk Factors
If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed              % of the aggregate price paid by all purchasers of our common stock but will own only approximately           % of our common stock outstanding after this offering. See “Dilution” for more detail.
An active, liquid trading market for our common stock may not develop, which may constrain the market price of our common stock and limit your ability to sell your shares.
Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on            under the symbol “            ,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price has been determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, with that existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.
Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:
•market conditions in our industry or the broader stock market;
•actual or anticipated fluctuations in our quarterly financial and operating results;
•introduction of new services by us or our competitors;
•issuance of new or changed securities analysts’ reports or recommendations;
•sales, or anticipated sales, of large blocks of our stock;
•additions or departures of key personnel;
•regulatory or political developments;
•litigation and governmental investigations;
•changing economic conditions;
•investors’ perception of us;
•events beyond our control such as weather, war, and pandemic; and
•any default on our indebtedness.
These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and be exposed to potentially significant damages. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock, even if our business is doing well.
After this offering, we will have             outstanding shares of common stock based on the number of shares outstanding as of            , 2021. This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. Approximately         percent of our outstanding stock will be owned by our Principal Stockholders, which can be expected to begin liquidating their investments through public market sales in the not-too-distant future.
Open trading windows under our Insider Trading Policy may concentrate insider sales at certain times, and shares we issue as consideration for acquisitions may be subject to lock-up arrangements that expire in large numbers on certain dates. This concentration of relatively heavy selling into certain periods or the perception that such concentration may occur can cause the trading price of our common stock to decline at those times. In addition, our common stock may be thinly traded because the range of investors willing to invest in our shares may be limited by our relatively small float, the fact that we are new to the public markets and we are not well known to many analysts, investors, and others who could influence demand for our shares, and the absence of other publicly traded companies that are directly comparable to us. Consequently, future public market sales of substantial amounts of our common stock, or the perception by the market that these sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital.
Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and will likely continue to be, limited by covenants of existing and any future outstanding indebtedness that we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us and our business. We do not have any control over these analysts. If any of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, any of the analysts who cover us downgrades our stock, or if our results of operations do not meet their expectations, our stock price could decline.
Our equity-based compensation and acquisition practices expose our stockholders to dilution.
We have relied and plan to continue to rely upon equity-based compensation, and consequently our outstanding unvested equity awards may represent substantial dilution to our stockholders. In addition, we may use our common stock as consideration for acquisitions of other companies, and we may use shares of our common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or other transactions. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.
As of the completion of this offering, we will have          shares of common stock outstanding, including          shares of unvested restricted stock, as well as options to purchase          shares of common stock under our various equity incentive plans, of which          were vested at a weighted-average exercise price of $          per share and          were unvested. All of these outstanding stock awards, together with an additional          shares of our common stock reserved for issuance under our equity incentive plans and          shares of common stock reserved under the ESPP, and any increase in the shares available pursuant to the plans’ evergreen provisions, are registered for offer and sale on Form S-8 under the Securities Act of 1933. We also intend to register the offer and sale of all other shares of common stock that may be authorized under our current or future equity-based compensation plans, issued under equity plans we may assume in acquisitions, or issued as inducement awards under          rules. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, our Insider Trading Policy trading blackouts, and the restrictions of Rule 144 in the case of our affiliates.
We could be negatively affected by actions of activist stockholders.
Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. If we are targeted by an activist stockholder in the future, the process could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our strategic plan. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism or changes to the composition of our Board may lead to the perception of a change in the direction of our business, instability or lack of continuity, which may be exploited by our competitors, cause concern to current or potential customers, who may choose to transact with our competitors instead of us, and make it more difficult to attract and retain qualified personnel.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “could,” “targets,” “potential,” “may,” “will,” “should,” “can have,” “likely,” “continue,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:
•We have no assurance of future business from any of our customers;
•We rely upon third parties for the data we need to deliver our services;
•We rely upon third parties to fulfill our service obligations to our customers;
•We rely upon third parties for integration with many of our customers;
•Third parties are the sole available source for some of the data and services upon which we rely;
•We intend to rely, in part, on acquisitions to help grow our business, and such acquisitions may not produce the benefits we expect or may adversely affect or disrupt our business;
•We must attract, motivate, train, and retain the management, technical, market-facing, and operational personnel we need to enable the success and growth of our business;
•COVID-19 has had, and may continue to have, a materially adverse effect on our business;
•Forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business may not grow at similar rates, if at all;
•Our operating results may fluctuate significantly, be difficult to predict, and fall below analysts' and investors' expectations;
•Significant governmental regulation exposes us to substantial costs and liabilities and can limit our business opportunities;
•Current or potential legal proceedings could subject us to significant monetary damages or restrictions on our ability to do business;
•Credit reporting laws that regulate our business impose significant operational requirements and liability risks;
•Domestic and international data privacy laws impose significant operational requirements and liability risks;
•We can incur significant liability for information that we omit in background reports;
•We may be subject to and in violation of state private investigator licensing laws and regulations;
•We are subject to government regulations concerning our employees, including wage-hour laws and taxes;
•We may be subject to intellectual property rights claims by third parties;

•Our contractual indemnities, limitations of liability, and insurance may not adequately protect us;
•Liabilities we incur in the course of our business may be uninsurable, or insurance may be very expensive and limited in scope;
•Security breaches and improper use of information may negatively impact our business and harm our reputation;
•System failures could delay and disrupt our services, cause harm to our business and reputation and result in a loss of customers;
•If we fail to upgrade, enhance and expand our technology and services to meet customer needs and preferences, the demand for our services may materially diminish;
•Our technology development operations are centered in Estonia, exposing us to risks that may be difficult to manage;
•If we are unable to protect our proprietary technology and other intellectual property rights, it may reduce our ability to compete for business and we may experience reduced revenue and incur costly litigation to protect our rights;
•Changes to the availability and permissible uses of consumer data may reduce the demand for our services;
•We operate in an intensely competitive market and we may not be able to develop and maintain competitive advantages necessary to support our growth and profitability;
•Growth will require us to improve our operating capabilities;
•Our business is vulnerable to economic downturns;
•If we do not introduce successful new products, services and analytical capabilities in a timely manner, or if the market does not adopt our new services, our competitiveness and operating results will suffer;
•Our existing indebtedness could adversely affect our business and growth prospects;
•The terms and conditions of our credit agreements restrict our current and future operations, particularly our ability to respond to changes or to take certain actions;
•We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, including refinancing such indebtedness, which may not be successful;
•Inability to obtain financing could limit our ability to conduct necessary operating activities and make strategic investments;
•Failure to successfully execute our international plans will adversely affect our growth and operating results;
•Operating in multiple countries requires us to comply with different legal and regulatory requirements;
•We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets;
•Fluctuations in the exchange rates of foreign currencies could result in currency transaction losses;
•The Principal Stockholders control us, and their interests may conflict with ours or yours in the future;
•We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors;

•The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business;
•Failure to maintain effective internal controls over financial reporting could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or prevent fraud;
•We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
•Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management;
•Our certificate of incorporation will limit the forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees;
•We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material;
•We will not be reimbursed for any payments made to our existing owners (or their transferees or assignees) under the TRA in the event that any tax benefits are disallowed;
•Payments under the TRA may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the TRA;
•We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations;
•The international nature of our business can expose us to unexpected tax consequences, which may be adverse;
•We may be subject to examinations of our tax returns by the IRS or other tax authorities, and an adverse outcome could have a material adverse effect on our business;
•If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment;
•An active, liquid trading market for our common stock may not develop, which may constrain the market price of our common stock and limit your ability to sell your shares;
•Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay;
•Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock;
•You may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it;
•Our stock price and trading volume could decline due to the action or inaction of securities or industry analysts;
•Our equity-based compensation and acquisition practices expose our stockholders to dilution;

•We could be negatively affected by actions of activist stockholders;
•We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock; and
•other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.
Many of our forward-looking statements relate to our operating budgets and forecasts, which are based on many assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $          million (or approximately $          million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.
We currently expect to use an amount equal to approximately $            million of the net proceeds from this offering for general corporate purposes, including repayment of indebtedness under the Credit Agreements. The First Lien Credit Agreement matures on July 12, 2025 and, as of December 31, 2020, accrued interest at one-month LIBOR plus 3.75%. The Second Lien Credit Agreement matures on July 12, 2026 and, as of December 31, 2020, accrued interest at one-month LIBOR plus 7.25%. While we currently have no specific plan for the use of the net proceeds of this offering, we may use a significant portion of these proceeds to implement our growth strategies and for working capital. We do not have current plans to enter into any specific merger or acquisition. Our management team will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of any remaining net proceeds will depend upon market conditions, among other factors.
Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $            million, assuming that the initial public offering price per share for the offering remains at $           , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, marketable securities and our capitalization as of December 31, 2020:
•on an actual basis;
•on a pro forma basis to give effect to (1) the Corporate Conversion, (2) the Stock Split, and (3) the effectiveness of our certificate of incorporation upon the closing of this offering; and
•on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of           shares of our common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds of this offering as set forth under “Use of Proceeds” and (iii) the impact of the liability pursuant to the TRA as described under “Certain Relationships and Related Party Transactions – Income Tax Receivable Agreement.”
Our capitalization following the pricing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except unit/share data)
Cash and cash equivalents	$19,077	$	$
Long-term debt, net of debt issuance costs	$1,013,397	$	$
Members’ equity	$256,887	$	$
Stockholders’ equity:
Common stock, $ par value; no shares issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—	—
Preferred stock, $ par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Total stockholders’ equity	$—	$—	$—
Total capitalization	$1,270,284	$—	$—
A $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $          million, assuming no change in the number of shares offered by us, as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.
An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by $          million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.
The table above excludes           shares of common stock, plus future increases, reserved for future issuance under the Omnibus Incentive Plan and          shares of common stock, plus future increases, reserved for future

issuance under the ESPP, each of which will be adopted in connection with this offering, and           shares of common stock reserved for future issuance pursuant to outstanding awards under the EIP.

DILUTION
If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of         , 2021, we had a pro forma net tangible book value of $          million, or $          per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of          , 2021, after giving effect to the Corporate Conversion and Stock Split.
After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering as set forth under “Use of Proceeds,” at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of         , 2021 would have been approximately $           million, or approximately $           per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $            per share to investors participating in this offering at the assumed initial public offering price.
The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma net tangible book value per share attributable to the investors in this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution in pro forma net tangible book value per share to the investors in this offering	$
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $            , and would increase or decrease the dilution per share to the investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $            and would increase or decrease dilution per share to investors in this offering by $             , assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $           , and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $            .
The following table presents, on a pro forma as adjusted basis as of          ,2021 , after giving effect to the Corporate Conversion and Stock Split, the differences between our existing stockholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%	$		$
New investors
Total		100%	$	100%	$
A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $             million and increase or decrease the percent of total consideration paid by new investors by             %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own            % and our new investors would own             % of the total number of shares of our common stock outstanding after this offering.
In addition, to the extent we issue any stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.
Except as otherwise indicated, the above discussion and tables are based on shares of our common stock outstanding as of          , 2021, after giving effect to the Corporate Conversion and the Stock Split, and exclude            shares of common stock reserved for future issuance, plus future increases, under the Omnibus Incentive Plan and             shares of common stock, plus future increases, that will become available for future issuance under the ESPP, each of which will be adopted in connection with this offering, and            shares of common stock reserved for future issuance pursuant to outstanding awards under the EIP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Summary Consolidated and other Financial Data,” “Risk Factors” and “Forward-Looking Statements.”
Business Overview
HireRight is a leading global provider of technology-driven workforce risk management and compliance solutions. We provide comprehensive background screening, verification, identification, monitoring, and drug and health screening services for more than 40,000 customers across the globe. We offer our services via a unified global software and data platform that tightly integrates into our customers’ HCM systems enabling highly effective and efficient workflows for workforce hiring, onboarding, and monitoring. In 2020, we delivered reports on over 20 million job applicants, employees and contractors for our customers and processed over 80 million screens.
Our technology platform comprises a versatile set of software-based systems and databases that work together in support of the specific risk management and compliance objectives of any organization, regardless of size. Our customers and applicants access our global platform through HireRight Screening Manager and HireRight Applicant Center, respectively. Our platform also seamlessly integrates through the HireRight Connect API with nearly all third-party HCM systems, including Workday, Service Now, Oracle, and SAP, providing convenience and flexibility for our customers. Additionally, backgroundchecks.com serves as our system for customers that prefer a self-service solution, including many of our SMB customers. All of these systems leverage our extensive access and connectivity to employee and job applicant data. We further differentiate ourselves in the market with a number of proprietary databases, including broad criminal records databases and sector-specific databases serving the transportation, retail, and gig economy markets. We also possess one of the industry’s largest criminal conviction databases. We are committed to continuing to invest in our software and data platform to provide additional insights for our customers, support the innovation of new services, and enable further automation of our service delivery.
Since the founding of HireRight in 1990, we have evolved through investments in technology and process automation, the launch of new services, the development of proprietary, industry-specific databases and the expansion of our global market presence. Most significantly, in 2018 we combined with GIS, an integrated background screening services provider. The combination of HireRight and GIS produced a company with enhanced size and scale, customer and end market diversification, and differentiated capabilities, including backgroundchecks.com. While combining the businesses, we continued to invest in our software, data, and technology infrastructure, establishing a unified global platform that we believe is competitively differentiated in our marketplace today. We believe that differentiation in the market resulted in our highest annual new bookings in 2020 providing significant momentum heading into 2021. Bookings represent the estimated annual revenue from newly signed contracts. New customer contracts generally take between 30 and 45 days to implement and begin transacting and generating revenue. However, large enterprise customers take significantly longer, in some cases, up to a year, after signing a contract to begin transacting and generating revenue in-line with anticipated volumes. While the first half of 2020 was particularly slow for new customer contract signings, primarily as a result of the pandemic, new contract signings rebounded in the second half of the year as the global labor market began to adapt to and recover from the impacts of the pandemic. This was evidenced through in revenue generated from these newly signed contracts growing from approximately $7 million during the first half of the year to more than $15 million in the second half of the year. Importantly, these figures do not include the impact of our largest customer booking of 2020, which occurred in the fourth quarter and had not yet begun generating revenue as of December 31, 2020. As a result, we anticipate a significant positive impact to our revenue from these new wins combined with broader recovery in our existing customer base in 2021.

Factors Affecting Our Results of Operations
Economic Conditions and COVID-19
The global COVID-19 pandemic has caused significant disruption to the global economy and, in particular, the labor market. There is considerable uncertainty regarding the extent of the impact and the duration of the global COVID-19 pandemic. The future impact of COVID-19 on our operational and financial performance will depend on the effect on our customers and vendors, all of which continue to be uncertain at this time.
Our results of operations and cash flows for the year ended December 31, 2020 were adversely affected by this global reduction in employment and hiring. The COVID-19 pandemic and the resulting economic conditions and government shut down orders resulted in a decrease in total employment and hiring on a global level. Unemployment in our primary market, the United States, reached nearly 15% during the peak of the 2020 pandemic and hiring slowed to less than 4 million in April 2020. The Company’s financial results and prospects are impacted by the number of hires and the total level of employment. Our results for the year ended December 31, 2020 were negatively impacted by the temporary drop in hiring and the associated pre-employment background screen demand, which peaked during the second quarter of 2020. The temporary drop in order volume negatively impacted total revenues, net income and cash flow from operations as compared to the prior year. While the peak of the pandemic impact on the Company occurred during April and May of 2020, the Company began to see a steady recovery beginning in June 2020 which continued throughout the year. United States based hiring increased from a low of 3.9 million in April to a monthly average of 6.5 million per month for the period between May and December 2020. The weakness and the associated recovery was broad-based across our customer base, however due to the specific nature of the pandemic certain industries and sectors were more impacted than others. While, we are a highly diversified business, with no industry representing more than 15% of total revenue, transportation, healthcare and technology represent the largest contributors to our revenue. Our revenues from transportation and healthcare clients declined in conjunction with overall revenue declines while technology customers, in the aggregate, showed some growth largely driven by the addition of two enterprise customers during the year.
In response to the pandemic, in early 2020, we implemented additional operational processes to monitor customer sales and collections, taking precautionary measures to ensure sufficient liquidity and adjusting operations to ensure business continuity including borrowing $50 million against our $100 million revolving credit facility, of which $40 million was paid by December 31, 2020. Since April 2020, substantially all of our employees have been working from home. To the extent we are operating from our facilities, we have implemented protocols reflecting the recommendations published by the U.S. Centers for Disease Control, the World Health Organization and country, state and local governments. We continue to serve our customers with the high level of service they have come to expect from us.
Mergers and Acquisitions
The Company was formed in July 2018 through the combination of two groups of companies, the HireRight Group and the GIS Group, each of which includes a number of wholly owned subsidiaries that conduct the Company’s business in countries within the United States as well as outside the United States. Since July 2018, the combined group of companies and their subsidiaries have operated as a unified operating company providing background screens globally, predominantly under the HireRight brand.
Key Components of Our Results from Operations
Revenues
The Company generates revenues from background screening and compliance services delivered in online reports. Our customers place orders for our services and reports either individually or through batch ordering. Each report is accounted for as a single order which is then typically consolidated and billed to our customers on a monthly basis. Approximately 31% and 27% of revenues for the year ended December 31, 2020 and 2019, respectively, were generated from the Company’s top 50 customers, which consist of large U.S. and multinational companies across diversified industries such as transportation, healthcare, technology, business and consumer services, financial services, manufacturing, education, retail and not-for-profit. None of the Company’s customers individually accounted for greater than 7% of revenues in 2020 or 2019.
Revenues consist of service revenue and surcharge revenue. Service revenue represents fees charged to customers for performing screening and compliance services. Surcharge revenue consists of fees charged to customers for obtaining data from federal, state and local jurisdictions, which is required to fulfill the Company’s performance obligations. These fees are predominantly charged to the Company’s customers at cost. Revenue is recognized when the Company satisfies its obligation to complete the service and delivers the screening report to the customer. The Company relies on service revenue to generate cash from operations. Furthermore, only service revenue impacts the operating income or loss as surcharge revenue is predominately offset by expenses recognized in cost of services (excluding depreciation and amortization) on the consolidated statement of operations.
Expenses
Cost of services (excluding depreciation and amortization) consists of data acquisition costs, medical laboratory and collection fees, direct labor from operations, customer service and customer onboarding, as well as other direct costs incurred to fulfill our services.
Selling, general and administrative expenses consists of personnel-related costs for sales, technology, administrative and corporate management employees in addition to costs for third party technology, professional and consulting services, advertising and facilities expenses.
Depreciation and amortization expenses consist of depreciation of property and equipment, as well as amortization of purchased and developed software and other intangible assets, principally resulting from the acquisition of the HireRight in 2018.
Other expense consist of interest expense relating to our credit facility, loss on asset disposal and impact of foreign exchange fluctuations. The significant majority of our receivables and payables are denominated in U.S. Dollars, however, we also earn revenue, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including among others, the British pound, the Australian dollar, the Canadian dollar, the Euro, the Polish Zloty, the Singapore dollar and the Indian rupee. Therefore, increases or decreases in the value of the U.S. dollar against major currencies could result in realized and unrealized gains in foreign exchange. However, to the extent we earn revenue in currencies other than the U.S. dollar, we generally pay a corresponding amount of expenses in such currency and therefore the cumulative impact of these foreign exchange fluctuations are not deemed material to our financial performance.
Income tax expense consists of international, U.S. federal, state and local income taxes based on income in multiple jurisdictions for our subsidiaries.
Non-GAAP Financial Measures and Key Metrics
We believe that the presentation of our Non-GAAP financial measures and key metrics provides information useful to investors in assessing our financial condition and results of operations. These measures should not be considered an alternative to net income or any other measure of financial performance or liquidity presented in accordance with GAAP. These measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP measures. Additionally, because they may be defined differently by other companies in our industry, our definitions may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.
Adjusted EBITDA
Adjusted EBITDA represents, as applicable for the period, net income (loss) before provision for income taxes, interest expense and depreciation and amortization expense, equity-based compensation and other items which include change in fair value of derivative instruments, merger integration expenses, and other items management believes are not representative of the Company’s core operations. Adjusted EBITDA is a supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies may use, to assess:
•our operating performance as compared to other publicly traded companies without regard to capital structure or historical cost basis;
•our ability to generate sufficient cash flow;
•our ability to incur and service debt and fund capital expenditures; and
•the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
Adjusted EBITDA Service Margin
Adjusted EBITDA Service Margin is calculated as Adjusted EBITDA as a percentage of service revenue. Because we are able to charge our customers for direct access to certain data suppliers and we generally do not mark up those charges, we focus on the management of Adjusted EBITDA as a percentage of service revenue, as we believe this non-GAAP measure provides useful perspective on the management of our controllable costs and profitability.
The following table presents the non-GAAP financial measure of Adjusted EBITDA and Adjusted EBITDA Service Margin and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Year Ended December 31,
	2020	2019
	(in thousands, except percent)
Net loss	$(92,077)	$(70,463)
Income tax expense	3,938	920
Interest expense	75,118	81,036
Depreciation and amortization	76,932	78,051
EBITDA	63,911	89,544
Member unit-based compensation	3,218	3,390
Change in fair value of derivative instruments (a)	—	26,393
Merger integration expenses (b)	10,055	24,960
Other items	214	—
Adjusted EBITDA	$77,398	$144,287
Service Revenue	404,812	499,820
Adjusted EBITDA service margin (c)	19.1%	28.9%
_______________
(a)Change in fair value of derivative instruments is the charge to net loss resulting from our interest rate swaps. There is no comparable adjustment for the year ended December 31, 2020 as a result of our application of hedge accounting treatment following an amendment to the swap agreements on September 26, 2019. See “Interest Expense” and “Change in Fair Value of Derivative Instruments” within our Management Discussion and Analysis for further discussion of our interest rate swap agreements.
(b)Merger integration expenses consist primarily of IT related costs including personnel expenses, professional and service fees associated with the integration of GIS, as discussed above, which commenced in July 2018 and was substantially completed by the end of 2020.
(c)Adjusted EBITDA service margin is calculated as Adjusted EBITDA as a percentage of service revenue.

Key Metrics
The key metrics used to help us evaluate our business, identify trends and formulate business plans and strategy are set forth in the table below.

	Year Ended December 31,
	2020	2019
	(in thousands, except percent)
Net revenue retention	83.4%	97.4%
New business revenue	$40,777	$38,822
Net Revenue Retention
We generally have long standing relationships with our customers as evidenced by the nine-year average tenure of our enterprise customers. The revenue from these customers is highly reoccurring in nature. In addition, our ability to cross sell and expand our services with our existing customers is an important component of our growth strategy. We measure the success of our customer retention and expansion through net revenue retention particularly among our top 1,250 customers who generally represent approximately 80% of our total revenue. Net revenue retention is a measure of our ability to retain and grow business from our customer base. It is calculated as the total revenue derived in the current fiscal period divided by the total revenue derived in the prior fiscal period from the largest 1,250 customers based on the prior year revenue composition. The 1,250 customers used for this metric may vary from period to period, as defined by the revenue composition of the fiscal period immediately preceding the presented fiscal year.
New Business Revenue
In addition to expanding revenue with our existing customer base, adding new customers to our portfolio is an important driver of growth. New business revenue is a measure of our ability to establish new sources of business from customers outside of our existing base of business. New business represents revenue recognized under a new customer contract during the first year of the contract term. We have a sales and sales support staff of more than 60 employees in nine countries focused on expanding our reach and penetration into new markets and regions. Although new contracts are typically three years in duration, new business revenue is determined over the first year of the contract. Continuing to grow this important metric is critical to the success of our business.

Results of Operations
Comparison of Results of Operations for the Years Ended December 31, 2020 and December 31, 2019
The following table presents operating results for the years ended December 31, 2020 and December 31, 2019.

	Year Ended December 31,
	2020	2019
	(in thousands)
Revenues	$540,224	$647,554

Expenses
Cost of services (excluding depreciation and amortization)	301,845	356,591
Selling, general and administrative	173,579	173,185
Depreciation and amortization	76,932	78,051
Total expenses	552,356	607,827
Operating (loss) income	(12,132)	39,727

Other expenses
Interest expense	75,118	81,036
Change in fair value of derivative instruments	—	26,393
Other expense, net	889	1,841
Total other expense	76,007	109,270
Loss before income taxes	(88,139)	(69,543)
Income tax expense	3,938	920
Net loss	$(92,077)	$(70,463)
Revenues

	Year Ended December 31,
	2020	2019
	(in thousands)
Revenues
Service revenue	$404,812	$499,820
Surcharge revenue	135,412	147,734
Total revenue	$540,224	$647,554
Revenue decreased by $107.3 million, or 16.6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the impact of COVID-19, which caused a decline in the volume of orders for our services. Unemployment in our primary market, the United States, reached nearly 15% during the peak of the 2020 pandemic and hiring slowed to less than 4 million per month in April 2020. Order volumes at the peak of the pandemic were more than 40% lower compared to the prior year and finished the year approximately 10% lower than 2019. These lower order volumes largely impacted all industries we serve. We are a highly diversified business with no industry representing more than 15% of our total revenue and no single customer representing more than 7% of revenues. Transportation, healthcare and technology customers represent the largest contributors to revenue at nearly 40%. Transportation and healthcare annual revenues declined in conjunction with overall revenue declines while technology customers in aggregate showed limited growth largely driven by the addition of two larger customers during the year. International revenue experienced an even sharper decline than the United States with revenue declining approximately 19%.
Service revenue decreased $95.0 million, or 19.0%, and surcharge revenue decreased $12.3 million, or 8.3%. The smaller decline in surcharge revenue resulted from increased pricing on lower volumes from two of our larger data suppliers. Both of these data providers’ cost increases were passed on to our customers in the form of increased surcharges, and these price increases partially offset reduction in surcharge revenue resulting from decreased order volumes.
Cost of Services
Cost of services decreased $54.7 million, or 15.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily as a result of a decline in the volume of orders for our services due to the impact of COVID-19 during the year, partially offset by increased prices from certain data vendors.
Selling, General and Administrative
Selling, general and administrative expenses (“SG&A”) increased $0.4 million, or 0.2%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to an increase in legal settlement costs and employee severance and retention expenses, partially offset by a decrease in merger integration related expenses. Legal settlements and associated legal fees increased $15.8 million during the year ended December 31, 2020 primarily due to an accrual of $12.1 million for the settlement associated with the Action described below in “Legal Matters.” Employee severance and retention related expenses increased approximately $3.2 million during the year ended December 31, 2020. Offsetting these expenses were decreases in merger integration expenses, which consist largely of technology costs, which declined nearly $15.0 million during the year ended December 31, 2020 due to completion of much of the integration work during the year ended December 31, 2019. Also offsetting the increases in SG&A were decreases in various other costs amounting to approximately $3.6 million.
Depreciation and Amortization
Depreciation and amortization expense decreased $1.1 million, or 1.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to higher depreciation expense incurred in 2019 related to assets that are still being used by the Company, but reached the end of their useful lives during 2020. The decrease was partially offset by increases in depreciation and amortization expense related to additions of property and equipment and intangibles during the year ended December 31, 2020.
Interest Expense
Interest expense decreased $5.9 million, or 7.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to the establishment of hedge accounting treatment for our interest rate swap and the elimination of the mark to market adjustment on the swap in the consolidated statement of operations as discussed below under “Change in Fair Value of Derivative Instruments.” Interest expense during the year ended December 31, 2020 included $16.0 million that was reclassified into earnings as a result of hedge accounting on our interest rate swaps compared to $1.9 million reclassified during the year ended December 31, 2019.
Change in Fair Value of Derivative Instruments
There was no expense for change in fair value of derivative instruments for the year ended December 31, 2020 compared to an expense for change in fair value of derivative instruments of $26.4 million for the year ended December 31, 2019. The change in fair value of derivative instruments directly relates to the mark to market expense associated with the interest rate swap entered into during 2018. On September 26, 2019, the Company entered into an amended interest rate swap agreement electing hedge accounting treatment for accounting for the effects of the swap agreement.
Income Tax Expense
Income tax expense increased $3.0 million, or 328.0%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to changes in valuation allowance, revaluation of deferred tax assets and liabilities due to enacted rate changes and state taxes. The effective tax rate for the year ended December 31, 2020 was 4.5%, compared to 1.4% during the year ended December 31, 2019. The effective tax rate for the year ended December 31, 2020 differs from the Federal statutory rate of 21% primarily due to change in valuation allowances and state taxes.
Liquidity and Capital Resources
General
To date, we have financed our operations principally through cash generated from operations. As of December 31, 2020 we had cash and cash equivalents totaling $19.1 million. As of December 31, 2020, cash held in foreign jurisdictions was approximately $4.7 million and is primarily related to international operations.
We proactively drew down $50.0 million under the Revolver (as defined below) during the quarter ended March 31, 2020 in preparation for the impact of the COVID-19 pandemic. We repaid $20.0 million during each of the second and third quarters of the year ended December 31, 2020. There remained $84.9 million of availability under the Revolver as of December 31, 2020.
We may incur operating losses in the future due to the investments we intend to continue to make in expanding our operations and sales and marketing and due to additional general and administrative costs we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.
We expect that cash flow from operations and current cash balances, together with available borrowings under the Revolver, will be sufficient to meet operating requirements as well as the obligations under the TRA, through the next twelve months. Cash available from operations, however, could be affected by any general economic downturn or any decline or adverse changes in our business such as a loss of customers, market and or competitive pressures, or other significant change in our business environment. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to expand our presence in existing markets, expand into new markets and increase our sales and marketing activities. In the future we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.
Debt
Effective with the combination of the HireRight and GIS groups of companies on July 12, 2018, we have three long-term debt arrangements as described below. Collateral includes all outstanding equity interests in whatever form of the borrower and each restricted subsidiary that is directly owned by or on behalf of any credit party. The Credit Agreements have a restrictive covenant for leverage ratios. We were in compliance with the covenants under the Credit Agreements through the year ended December 31, 2020. Accordingly, the amounts payable under the Credit Agreements are classified as long-term debt in the accompanying consolidated balance sheets.
We have the following long-term debt arrangements:
•a first lien senior secured term loan facility, in an aggregate principal amount of $835.0 million, bearing interest payable monthly at a LIBOR variable rate (0.15% at December 31, 2020) + 3.75%, due July 12, 2025;
•a first lien senior secured revolving credit facility, in an aggregate principal amount of up to $100.0 million, including a $40.0 million letter of credit sub-facility, bearing interest payable monthly at 3.5% and maturing on July 12, 2023 (the “Revolver”); and

•a second lien senior secured term loan facility, in an aggregate principal amount of $215.0 million, bearing interest payable monthly at a LIBOR variable rate (0.15% at December 31, 2020) + 7.25%, due July 12, 2026.
Cash Flow
The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2020 and December 31, 2019:

	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash provided by operating activities	$16,426	$22,030
Net cash used in investing activities	(12,206)	(21,720)
Net cash used in financing activities	(984)	(16,881)
Net increase (decrease) in cash and cash equivalents and restricted cash	$3,236	$(16,571)
Operating Activities
Cash provided by operating activities reflects net loss adjusted for certain non-cash items and changes in operating assets and liabilities. Total cash provided by operating activities was $16.4 million for the year ended December 31, 2020 compared to $22.0 million for the year ended December 31, 2019. The decrease in cash flows provided by operating activities was due primarily to an increase in our Net Loss partially offset by a decrease in working capital.
Investing Activities
Cash used in investing activities was approximately $12.2 million during the year ended December 31, 2020, compared to approximately $21.7 million during the year ended December 31, 2019. The decrease in cash used in investing activities was due primarily to lack of acquisition activity in 2020. We paid approximately $7.3 million related to two acquisitions during the year ended December 31, 2019 compared to $0.1 million during the year ended December 31, 2020. Also contributing to the decrease in cash used in investing activities were decreases of $1.0 million and $1.3 million related to capital expenditures and capitalized software, respectively.
Financing Activities
Cash used in financing activities was approximately $1.0 million for the year ended December 31, 2020 compared to cash used of approximately $16.9 million during the year ended December 31, 2019. We had received net proceeds from our debt facilities of $1.7 million in 2020 compared to repayments of $13.4 million in 2019. Payment of additional liabilities related to our acquisition activity amounted to $1.2 million during the year ended December 31, 2020, compared to $3.0 million during the year ended December 31, 2019.
Financing and Financing Capacity
Total principal outstanding on our debt was $1.0 billion as of December 31, 2020 and 2019. Significant debt instruments and borrowing capacity are described above.
Interest Rate Swaps
During the year ended December 31, 2018, the Company entered into an interest rate swap agreement with an original notional amount of $700.0 million with an effective date of December 31, 2018. This interest rate swap agreement fixes the variable interest rate on a portion of the debt facility. This agreement was not designated as a cash flow hedge and, accordingly, was reflected at its fair value in the consolidated balance sheet with both realized and unrealized gains and losses reflected in the consolidated statements of operations. The interest rate swap agreement expires on December 31, 2023. On September 26, 2019, the Company modified the terms of the three existing swap agreements (“2019 Interest Rate Cap Agreement”) with the then existing counterparties amending the terms of the original agreements to change the LIBOR reference period to one month and additionally elect hedge accounting treatment. The maturities of the interest rate swap agreements remain at December 31, 2023. The fair value of the swap liability is recorded in other current liabilities and other non-current liabilities to reflect its short-term and long-term portions of $18.3 million and $35.3 million, respectively, at December 31, 2020. During the year ended December 31, 2020, the 2019 Interest Rate Cap Agreement had no hedge ineffectiveness.
To ensure the effectiveness of the 2019 Interest Rate Cap Agreement, the Company elected the one-month LIBOR rate option for its variable rate interest payments on term balances equal to or in excess of the applicable notional amount of the 2019 Interest Rate Cap Agreement as of each reset date. The reset dates and other critical terms on the term loans perfectly match with the interest rate cap reset dates and other critical terms during the year ended December 31, 2020. At December 31, 2020, the effective portion of the 2019 Interest Rate Cap Agreement was included on the balance sheet in accumulated other comprehensive loss.
Contractual Obligations and Commitments
Our principal commitments consist of repayments of long-term debt and operating leases. The following table summarizes our contractual obligations as of December 31, 2020:

	Total	Within 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
	(in thousands)
Long-term debt obligations, including interest(1)	$1,041,213	$8,350	$26,700	$791,163	$215,000
Operating lease commitments(2)	40,104	10,584	14,596	7,862	7,062
_______________
(1)Represents expected debt principal repayments for the next five fiscal years and thereafter assuming repayment at maturity. Includes interest expense and servicing fees, commitment fees, and administrative fees related to long-term debt obligations.
(2)We have numerous operating lease agreements for office space and our operations.
Off-Balance Sheet Arrangements
As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K, other than operating leases, primarily for our leased facilities.
JOBS Act
We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
As described under Note 2 to our consolidated financial statements “Recently Issued Accounting Pronouncements – Recently Issued Accounting Pronouncements Adopted” and “Recently Issued Accounting Pronouncements Not Yet Adopted,” we early adopted certain accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition and results of operations, outside of discussions regarding non-GAAP financial measures, is based on the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).
The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
The Company uses such estimates, judgments and assumptions when accounting for items and matters such as, but not limited to, the allowance for doubtful accounts, customer rebates, impairment assessments and charges, recoverability of long-lived assets, deferred tax assets, uncertain tax positions, income tax expense, derivative instruments, fair value of debt, equity-based compensation expense, useful lives assigned to long-lived assets, and the stand alone selling price of each distinct performance obligation for revenue recognition purposes. We evaluate our assumptions and estimates on an on-going basis.
An accounting policy is considered to be critical if it is important to our results of operations, financial condition, and cash flows, and requires significant judgment and estimates on the part of management in its application. Our estimates are often based on historical experience, complex judgments, assessments of probability, and assumptions that management believes to be reasonable, but that are inherently uncertain and unpredictable. We believe that the following discussion represents those accounting policies that are the most critical to the reporting of our financial condition and results of operations. For a discussion of our significant accounting policies, see Note 1 — Organization, Basis of Presentation and Consolidation, and Significant Accounting Policies in the Notes to the Consolidated Financial Statements.
Accounts Receivable and Allowance for Doubtful Accounts
We make ongoing estimates related to the collectability of our accounts receivable. We maintain an allowance for estimated losses resulting from our assessment of uncollectible accounts and record accounts receivable at net realizable value. Our estimates are based on a variety of factors, including the length of time receivables are past due, economic trends and conditions affecting our customer base, significant non-recurring events, and historical write-off experience. Specific provisions are recorded for individual receivables when we determine a customer will not meet its financial obligations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and we may experience changes in the amount of reserves we recognize for accounts receivable that we deem uncollectible. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determine that a smaller or larger reserve is appropriate, we would record a credit or a charge, respectively, to selling, general and administrative expenses in our consolidated statements of operations in the period in which we made such a determination.
See Note 16 — Revenue in the Notes to the Consolidated Financial Statements for an analysis of the activity in our reserve for uncollectible accounts receivable.
Valuation of Long-lived Assets including Goodwill, Intangible Assets and Estimated Useful Lives
We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, estimated replacement costs and future expected cash flows from acquired users, acquired technology, acquired patents, and trade names from a market participant perspective, useful lives, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas goodwill is not amortized.
We review goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. During the years ended December 31, 2020 and 2019, no impairment of goodwill has been recorded. The Company has one reporting unit and it is not currently at risk of failing the quantitative impairment test.
Long-lived assets, including property and equipment and intangible assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded impairment charges during the years ended December 31, 2020 and 2019.
The useful lives of our long-lived assets including property and equipment and finite-lived intangible assets are determined by management when those assets are initially recognized and are routinely reviewed for the remaining estimated useful lives. The current estimate of useful lives represents our best estimate based on current facts and circumstances but may differ from the actual useful lives due to changes in future circumstances such as changes to our business operations, changes in the planned use of assets, and technological advancements. When we change the estimated useful life assumption for any such asset, the remaining carrying amount of the asset is accounted for prospectively and depreciated or amortized over the remaining estimated useful life. Historically changes in useful lives have not resulted in material changes to our depreciation and amortization expense.
Fair Value Measurements of Our Debt
Our outstanding debt instruments are recorded at their carrying values in the consolidated balance sheets, which may differ from their respective fair values. For disclosure purposes, the fair values of our first and second lien senior secured term loan facilities are calculated based on quoted prices for similar instruments in active markets or identical instruments in markets that are not actively traded (Level 2 fair value inputs). The fair value of the Revolver approximates carrying value, based upon the short-term duration of the interest rate periods currently available to us. Judgment is required to evaluate the fair value of our debt.
Derivatives and Hedging Activities
We hold derivative instruments in the form of interest rate swaps as part of our overall strategy to manage the level of exposure to the risk of fluctuations in interest rates. We entered into interest rate swap agreements with a total original notional amount of $700.0 million, effective December 31, 2018. These interest rate swap agreements fix the variable interest rate on a portion of our debt. On September 26, 2019, we modified the terms of the 2019 Interest Rate Cap Agreement to change the LIBOR reference period to one month to ensure the effectiveness of the 2019 Interest Rate Cap Agreement. We elected hedge accounting treatment at that time. See “—Interest Rate Swaps” above for additional discussion of the interest rate swaps.
We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive (loss) income and reclassified into interest expense in the same period or periods during which the hedged debt affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. Judgment is required to evaluate the fair value of derivative instruments and assess their effectiveness. No hedge ineffectiveness was recorded in the years ended December 31, 2020 and 2019.

The results of derivative activities are recorded in cash flows from operating activities on the consolidated statements of cash flows.
Loss Contingencies
We are involved in legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. Additionally, we are required to comply with various legal and regulatory obligations around the world. The requirements for complying with these obligations may be uncertain and subject to interpretation and enforcement by regulatory and other authorities, and any failure to comply with such obligations could eventually lead to asserted legal or regulatory action. With respect to these asserted and unasserted matters, we evaluate the matter on a regular basis and accrue a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine there is a reasonable possibility that we may incur a loss and the loss or range of loss can be estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements to the extent material.
We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine the probability of loss and the estimated amount of loss, including when and if the probability and estimate has changed for asserted and unasserted matters.
The ultimate outcome of these matters, such as whether the likelihood of loss is remote, reasonably possible, or probable or if and when the reasonably possible range of loss is estimable, is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of losses, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected. See Note 14 — Commitments and Contingencies, Note 15 — Legal Proceedings and Note 17— Income Taxes in the Notes to the Consolidated Financial Statements for additional information regarding these contingencies.
Revenue Recognition
In accordance with ASC 606, “Revenue from Contracts with Customers,” we recognize revenue when a performance obligation has been fulfilled and the customer receives and consumes the benefits of the services delivered. The Company’s revenues are primarily derived from contracts to provide services. In order to recognize revenue, we note that the Company must identify the performance obligations, determine the transaction price, and allocate the contract considerations to the performance obligation utilizing the standalone selling price (“SSP”) of each performance obligation. Our revenue is derived by delivering services to our customer, as the customer simultaneously receives and consumes the benefits of the services delivered.
If at the outset of an arrangement, we determine that collectibility is not reasonably assured, revenue is deferred until the earlier of when collectibility becomes probable or the receipt of payment from the customer.
Each performance obligation within a contract must be considered separately to ensure that appropriate accounting is applied for the services provided to our customers. These considerations include assessing the price at which the service is sold compared to its SSP, concluding when the service will be delivered, and evaluating collectability. Generally, customers contract with us to provide services that are highly interrelated and not separately identifiable. Therefore, the customers’ entire order is accounted for as one performance obligation.
Certain costs incurred prior to the satisfaction of a performance obligation are capitalized as contract implementation costs and are amortized on a systematic basis consistent with the pattern of transfer of the related services. These costs generally consist of labor costs directly relating to the implementation and setup of the contract.
See Note 16 — Revenue in the notes to the consolidated financial statements for further information on revenue.

Income Taxes
We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. We provide for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction. We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The impact of an uncertain tax position that is more likely than not to be sustained upon examination by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Interest expense is recognized on the full amount of deferred benefits for uncertain tax positions. While the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. We recognize interest and penalties related to unrecognized tax benefits within the ‘Income tax expense’ line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.
We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing our forecasted taxable income using both historical and projected future operating results, the reversal of existing temporary differences, taxable income in prior carry back years (if permitted) and the availability of tax planning strategies. A valuation allowance is required unless management determines that it is more likely than not that we will ultimately realize the tax benefit associated with a deferred tax asset. We determine the amount of undistributed earnings that will be indefinitely reinvested in our non-U.S. operations. This assessment is based on the cash flow projections and operational and fiscal objectives of each of our U.S. and foreign subsidiaries. Foreign withholding taxes have not been provided on cumulative undistributed foreign earnings of the non-U.S. subsidiaries as of December 31, 2020, which are considered to be indefinitely reinvested outside of the U.S.
See Note 17 — Income Taxes in the notes to the consolidated financial statements for further information related to income taxes.
Recent Accounting Pronouncements
See Note 2 — Recently Issued Accounting Pronouncements in the notes to the consolidated financial statements for further information on recently adopted accounting pronouncements and those not yet adopted.
Quantitative and Qualitative Disclosures About Market Risk
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation. We do not hold financial instruments for trading purposes.
Interest Rate Risk
We are exposed to changes in interest rates as a result of our financing activities used to fund business operations. Primary exposures include movements in LIBOR. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. We have attempted to minimize this risk by entering into an interest rate swap agreement to hedge our risk to changes in LIBOR.
As of December 31, 2020, the outstanding balances on the Credit Agreements were subject to variable interest rates. Upon the closing of this offering, we intend to repay a portion of the amount outstanding under the Credit Agreements.
The Financial Conduct Authority in the United Kingdom intends to phase out LIBOR by the end of 2021. We have negotiated terms in consideration of this discontinuation and do not expect that the discontinuation of the LIBOR rate, including any legal or regulatory changes made in response to its future phase out, will have a material impact on our liquidity or results of operations.

Foreign Exchange Risk
The significant majority of our revenue is denominated in U.S. dollars, however, we do earn revenue, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including among others, the British pound, the Australian dollar, the Canadian dollar, the Euro, the Polish Zloty, the Singapore dollar and the Indian rupee. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenue, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against major currencies will affect our operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. We generally do not mitigate the risks associated with fluctuating exchange rates, however, because we generally incur expenses and revenue in these currencies the cumulative impact of these foreign exchange fluctuations are not deemed material to our financial performance.
Inflation Risk
Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

BUSINESS
HireRight is a leading global provider of technology-driven workforce risk management and compliance solutions. We provide comprehensive background screening, verification, identification, monitoring, and drug and health screening services for more than 40,000 customers across the globe. We offer our services via a unified global software and data platform that tightly integrates into our customers’ HCM systems enabling highly effective and efficient workflows for workforce hiring, onboarding, and monitoring. In 2020, we screened over 20 million job applicants, employees and contractors for our customers.
We believe that workforce risk management and compliance is a mission-critical function for all types of organizations. The rapidly changing dynamics of the global workforce are creating increased complexity and regulatory scrutiny for employers, bolstering the importance of the solutions we deliver. Our customers are a diverse set of organizations, from large-scale multinational businesses to SMBs, across a broad range of industries, including transportation, healthcare, technology, business and consumer services, financial services, manufacturing, education, retail and not-for-profit. Hiring requirements and regulatory considerations can vary significantly across the different types of customers, geographies and industry sectors we serve, creating demand for the extensive institutional knowledge we have developed from our decades of experience. Our value proposition is evident in our long-standing customer relationships that we develop, with an average customer tenure of nine years.
Our technology platform comprises a versatile set of software-based systems and databases that work together in support of the specific risk management and compliance objectives of any organization, regardless of size. Our customers and applicants access our global platform through HireRight Screening Manager and HireRight Applicant Center, respectively. Our platform also seamlessly integrates through the HireRight Connect API with nearly all third-party HCM systems, including Workday, Service Now, Oracle, and SAP, providing convenience and flexibility for our customers. Additionally, backgroundchecks.com serves as our system for customers that prefer a self-service solution, including many of our SMB customers. All of these systems leverage our extensive access and connectivity to employee and job applicant data. We further differentiate ourselves in the market with a number of proprietary databases, including broad criminal records databases and sector-specific databases serving the transportation, retail, and gig economy markets. We also possess one of the industry’s largest criminal conviction databases. We are committed to continuing to invest in our software and data platform to provide additional insights for our customers, support the innovation of new services, and enable further automation of our service delivery.
Since the founding of HireRight in 1990, we have evolved through investments in technology and process automation, the launch of new services, the development of proprietary, industry-specific databases and the expansion of our global market presence. Most significantly, in 2018 we combined with GIS, an integrated background screening services provider. The combination of HireRight and GIS produced a company with enhanced size and scale, customer and end market diversification, and differentiated capabilities, including backgroundchecks.com. While combining the businesses, we continued to invest in our software, data, and technology infrastructure, establishing a unified global platform that we believe is competitively differentiated in our marketplace today. We believe that differentiation in the market resulted in our highest annual new bookings in 2020 providing significant momentum heading into 2021. Bookings represent the estimated annual revenue from newly signed contracts. New customer contracts generally take between 30 and 45 days to implement and begin transacting and generating revenue. However, large enterprise customers take significantly longer, in some cases, up to a year, after signing a contract to begin transacting and generating revenue in-line with anticipated volumes. While the first half of 2020 was particularly slow for new customer contract signings, primarily as a result of the pandemic, new contract signings rebounded in the second half of the year as the global labor market began to adapt to and recover from the impacts of the pandemic. This was evidenced through in revenue generated from these newly signed contracts growing from approximately $7 million during the first half of the year to more than $15 million in the second half of the year. Importantly, these figures do not include the impact of our largest customer booking of 2020, which occurred in the fourth quarter and had not yet begun generating revenue as of December 31, 2020. As a result, we anticipate a significant positive impact to our revenue from these new wins combined with broader recovery in our existing customer base in 2021.

Our Market Opportunity
We operate in a large, fragmented and growing global market focused on workforce risk management and compliance solutions. Employment background screening is a critical, highly complex employer need and is a core component of this overall market opportunity. According to Allied Market Research, the global background screening services market is expected to be $5.1 billion in total revenue in 2021. This market is projected to grow at a compound annual growth rate of approximately 9% to reach $7.6 billion in 2026. These figures reflect the outsourced portion of the global background reporting services market. We believe the total market size, inclusive of services currently being performed in-house substantially exceeds these figures.
We believe our addressable market has significant growth potential as our service offering will continue to evolve to address the dynamic and changing needs of our customers. The growth in our addressable market could be driven by services we currently provide, such as ongoing monitoring or by services adjacent to our current offering, such as employee assessment, credentialing or biometrics. We believe our market leadership in background screening as well as our scale, global presence, and differentiated technology platform will continue to enable us to penetrate additional facets of the vast workforce risk management and compliance market.
We believe our long-term growth expectations for our market are supported by a number of key secular demand drivers:
•The rapidly evolving global workforce: Multiple shifts in social norms and labor force dynamics are currently underway, including increasingly mobile and globalized workforces and growing demand for remote working arrangements. The growth of the gig economy has also been a major force driving increasing contributions from temporary, flexible and on-demand labor. Recently, the COVID-19 pandemic has served as an accelerant to many of these workforce trends already underway. For example, according to ADP, the number of employers implementing written policies to allow flexible working arrangements has increased across all global regions and more than doubled in North America since January 2020. These developments create new challenges for employers and require new approaches to background screening, monitoring, and overall workforce risk management and compliance.
•Secular trend towards greater employment velocity: Employees are changing jobs at an increasing rate with over 20% of working Americans changing jobs each year according to the U.S. Bureau of Labor Statistics. A key driver of this trend are younger “Millennial” employees, who have a median tenure at a single organization of less than 3 years. Increased velocity of job changes drives greater need for our services.
•Increased regulatory scrutiny of hiring processes: A changing regulatory and legal landscape has led to increased costs of non-compliance for employers and has forced companies to adapt their approaches to employee hiring and workforce management. Specifically, privacy laws, consumer data protection regulations and other regulations pertaining to screening processes have increased the complexity and potential legal liabilities for organizations in the process of assessing applicants. Other key developments in the regulatory environment include “ban-the-box” laws limiting an employer’s ability to inquire about applicants’ criminal histories, the ongoing evolution in the interpretation of the FCRA, and new legislation regulating background screening processes and content.
•Increased organizational focus on compliance: Employers are placing greater emphasis on corporate compliance functions and recognizing the benefits of outsourcing their background screening and broader workforce risk management and compliance needs. As workforce dynamics continue to evolve, we believe workforce management will increasingly involve integration and collaboration between the HR, risk, legal, and compliance departments across all types of organizations. Furthermore, the increased prioritization and authority accorded to compliance functions is expected to drive additional demand for ongoing monitoring solutions to supplement pre-hire screening.
As a result of these trends, we anticipate the following key factors will positively impact our business:
•Increasing penetration of outsourced background screening services: The use of outsourced background screening services has become more prevalent among companies across all our geographic markets, which is a trend we believe will continue. North America is the largest market for background screening services according to Allied Market Research, although higher growth rates are expected in Europe and Asia-Pacific as outsourcing accelerates in those markets in the years to come. In particular, emerging market economies have traditionally been underpenetrated by background screening services, but offer significant opportunity for growth due to increased use of employee background reporting, high population densities and attractive prospects for labor force growth. Additionally, as organizations across the globe invest in technology to support their hiring and compliance functions, we believe they will increasingly look to technology-driven providers, such as HireRight, that seamlessly integrate with broader HCM systems.
•Expanding scope of screens: The proliferation of available data combined with the increasing focus on risk management and compliance is driving demand for further evolution in the breadth and depth of background screening services. Employers are continually seeking to reduce hiring risk and are pushing outsourced service providers to deliver more comprehensive screens. In addition to services such as criminal records checks and employment and education verification, providers are increasingly being asked to screen social media and adverse publicity. As the digital footprint of individuals grows, we believe the scope of background screening and monitoring services will also continue to expand. Additionally, due to the proliferation of data, organizations will increasingly require new analytics and reporting tools to synthesize data inputs and provide insights to inform decision-making, and we believe we are well-positioned to address these needs.
•Increasing adoption of ongoing monitoring services: The increasing focus on compliance is leading organizations to adopt ongoing monitoring services to enforce compliance with applicable regulatory requirements and adherence to the values of the organization beyond the date of hire. Employers today are not solely focused on screening applicants once prior to making a hiring decision; rather, they are increasingly focused on ensuring that they are aware of any material changes to an employee’s public profile, such as changes to a criminal record. Given the potential impact of adverse employee actions on an organization’s reputation, ongoing monitoring services provide employers with an important tool for risk mitigation. Ongoing monitoring services are also further enabled by the utilization of technology to automate service delivery and enhance the connectivity of data sources.
Our Competitive Strengths
Market leader with established scale, global presence and expansive capabilities
We are among the largest providers in the workforce risk management and compliance services market in terms of revenue, and the number of competing providers of comparable scale, reach, and capabilities is limited. Our size and expansive geographic presence, operating from offices across North America, Europe, Asia, and Australia, allow us to deliver truly global insights and a differentiated level of localized, personal support to over 40,000 customers. Our services are available across the globe with built-in language capabilities and significant knowledge and support around local market regulations and cultural norms. Our global footprint and scale and geographic presence provide a competitive advantage in winning business with large, multinational customers. Moreover, our scale enhances our breadth of data access, which is critical to the reliability of our services.
Unified global platform delivering comprehensive services for our customers
We believe we are well positioned in our market as we are able to provide our customers with a unified global platform that provides standardization of service and allows customers to gain access to the full breadth of our services regardless of geography through a single integration. This standardization allows for more seamless execution of hiring and workforce management procedures, particularly for our multinational customers. We leverage this platform to provide a comprehensive set of technology-driven workforce risk management and compliance solutions including, but not limited to criminal background checks, identity and prior employment verifications, right to work, driving record checks, drug and health screening, and ongoing monitoring services. Our unified global platform is a critical factor in enabling us to expand our service offering to meet the evolving needs of our customers.

Differentiated technology supported by a commitment to innovation
Our technology platform powers our organization’s ability to deliver our services at scale to customers across the globe. Our platform is supported by proprietary, cloud-enabled systems that connect directly with our customers and potential job applicants as well as an industry-leading API, HireRight Connect, that integrates with more than 50 HCM and applicant tracking systems. Across these systems, we provide significant value to our customers with:
•Deep interconnectivity between international instances to enable globalized but also regional and local customer provisioning.
•Redundant hosting centers with extensive backup capabilities to protect customer data from loss and provide dependable business resiliency.
•Horizontal scalability to enable rapid capacity expansion to handle even the most demanding enterprise customer loads.
•Highly flexible adaptability and extensibility to allow rapid integrations of partners’ data and services.
We are also investing in our platform and are committed to innovating to stay at the forefront of technology in our industry. Most recently, we have invested in key enhancements to service speeds through utilization of automated data sourcing and AI based decision technologies; improvements in customer experience through additional automation, improved self-service tools, and expanded global access; and simplifications to the applicant experience through optimization and automation of applicant inputs.
Proprietary databases driving enhanced customer insights
Our technology and services are also powered by expansive data access, including a number of proprietary databases developed through our decades of operating experience. We have extensive reach and integration with third party providers of criminal, employment and education data. We have also developed several differentiated database systems which provide enhanced insights for our customers, including sector-specific database solutions in some cases. Certain key examples of our proprietary databases include:
•Our Widescreen Plus criminal database is one of the largest such databases in the United States. By leveraging Widescreen Plus, we are able to improve the efficiency and thoroughness of our criminal record search capabilities.
•Our DAC Employment History File provides access to historical information on terminated drivers for more than 2,500 DOT-regulated trucking and transportation carriers with over 6 million driver records.
•Our Retail Theft database provides specific insight to retail industry employers for potential applicant exclusions based on prior on-the-job infractions.
•Our RED, launched in March 2021, allows our customers in the transportation network, ride-sharing, and delivery driver gig economy to create a safer experience through the sharing of contractor interaction histories. This model, based on our Industry Sharing Safety Initiative also has extensible capabilities for application to broader industries.
Deep sector expertise across a large, diversified and loyal customer base
Our multi-decade track record as a market leader has allowed us to develop entrenched relationships with a wide range of blue-chip customers in various end markets. Our customer base varies widely in terms of both industry and size – from large, multi-national enterprises to SMB – and is diversified with no single customer representing more than 7% of annual revenue and our top 10 customers contributing less than 14% of annual revenue, in the aggregate, in 2020. Our long-standing customer relationships have further improved our ability to provide differentiated, industry specific solutions based on a deep understanding of the nuances of our customers’ industries and pertinent regulatory requirements. For example, for our customers in the transportation industry, our services integrate specific commercial licensing requirements, a purpose built “Driver Center” to provide streamlined communication and easy access to support for applicant drivers, and our DAC Employment History File. We believe the breadth and quality of our sector-specific solutions support our differentiated value proposition to our customers. As a result, we have been highly successful in renewing our largest, enterprise customer engagements which have an average tenure of nine years.
Relentless focus on compliance
We believe we are notable in our market for the focus we bring and services and tools we have developed to support our customers’ execution of their workforce risk management and compliance strategies. By leveraging our institutional knowledge to respond to changes in the employment and regulatory environment, we provide our customers reliable and systematic assistance in risk mitigation and applicant evaluation. A key example of our responsiveness to regulatory changes is the development of our Compliance Workbench, which provides key tools for educating employers including the complexities of “ban-the-box” legislation and its nuanced application between U.S. states. Furthermore, the Compliance Workbench tool simplifies compliance complexities by maintaining activities in a single auditable system, enabling electronic delivery of key documents, storing hiring templates and forms, and providing alerts for signaling key considerations or actions for applicant applications. By intensely focusing on and proactively responding to changes in the regulatory landscape and our customers’ related needs, we help our customers to grow and manage their workforce with greater confidence.
Seasoned, high performance leadership team
Our leadership team comprises a deep bench of executives with extensive experience across technology-driven services, HR services, compliance and risk management, and data and information services. We are chiefly led by our CEO, Guy Abramo, and CFO, Tom Spaeth, who were key executives in the legacy GIS and HireRight businesses, respectively, and led the successful integration of those businesses to form HireRight as it stands today. Specifically, Mr. Abramo joined GIS in January 2018 as CEO after seven years as President of Experian’s Consumer Services Division. Mr. Spaeth has continuously served as HireRight’s CFO since January 2015 and brings significant experience in financial management through his prior CFO and investment banking experience. Additionally, our technology and product development efforts are led by our CTO, Conal Thompson, who joined our team in 2018 after having accumulated years of experience in the CTO capacity at Randstadt Digital Ventures, Chemical Abstracts Service, and Thomson Reuters. Overall, our management organization has been built with a focus on outstanding leadership skills and a track record of execution.
Our Growth Strategies
Drive new customers and expand our existing customer relationships
We believe that we have a technology platform and suite of services that enable us to provide differentiated results for our customers. Our customer success is evident in the Company achieving its highest year of new contract bookings in 2020 despite the global pandemic. We have a robust pipeline of opportunities developed by our sales team to continue to attract new customers and take share in the market. In addition to new customers, we also intend to drive growth through increasing average order size across our customer base, by expanding our customer relationships with incremental adoption of our services, along with the continued introduction of new and innovative services. Together, the momentum in new customer wins and growth in average order size provide significant visibility into our near-term organic growth.
Continue to penetrate and expand with high-growth, high-velocity customers
We believe our alignment to industry verticals with favorable growth and hiring characteristics provides a tailwind to our growth trajectory. In particular, we are a market leader in the transportation, healthcare and financial services sectors which all benefit from being highly regulated and having large employee bases with rapid hiring velocity.
We will continue to innovate to maintain our leadership position and capitalize on underlying growth trends across our current end markets, while aggressively targeting expansion in those industries that offer the strongest demand characteristics for our services. These characteristics primarily concern the end-market’s workforce size and expected growth, hiring velocity and turnover, level of regulatory and other requirements such as the relative importance of reputational risk management, and expected levels of background screening service adoption, among others. We have identified three key end markets as significant opportunities for future expansion:
•Gig economy: Employment dynamics in the gig economy result in high rates of workforce churn and a distinctive, loosely associated labor force which generates new and increased demands for background screening and compliance services. We have built significant momentum in this sector with the addition of key new customers and the recent implementation of our proprietary database for the transportation network, ride-sharing, and delivery driver markets. We intend to leverage our leadership in this sector to expand our presence and continue to capitalize on the gig economy’s growth.
•Financial services: We are currently a leader in financial services internationally and will look to leverage our experience and global customer relationships to further penetrate the U.S. market. The U.S. financial services end market carries a high regulatory burden, employs a large proportion of the U.S. labor force and has a rapid hiring velocity, which are attractive characteristics for our services.
•Small and medium-sized business: Significant “white space” exists in the SMB market, representing approximately half of total U.S. employment according to the U.S. Bureau of Labor Statistics. We plan to target this market primarily through our backgroundchecks.com platform, which provides a self-service solution preferred by many SMB customers. We see significant room for continued expansion as we execute on our marketing strategy, delivering our transparent pricing model and pre-packaged solutions specific to the needs of this market.
Grow service offering and addressable market
We have a substantial opportunity to expand our addressable market by driving higher adoption rates of outsourced background screening services, entering into adjacent markets, and launching new services. We plan to continue developing targeted new service launches within the context of our existing platform with a well-defined product roadmap that includes the following key growth initiatives:
•Ongoing monitoring services: In order to address growing market demands, we have placed priority on the development and improvement of ongoing monitoring tools for criminal and arrest records, healthcare sanctions, and professional license expirations. We see further opportunity for services development in social security number validation, GIAC, GSEC monitoring, and entity monitoring.
•Instant screening solutions: Our “automation-first” approach is exemplified by the usage of RPA techniques across our platform. These techniques are supporting our implementation of new Instant Criminal Screening services which will leverage our WideScreen Plus proprietary database to provide significant flexibility for configurable searches by our customers, along with significantly increased service speeds.
•Expansion across workforce risk management and compliance services: We see further vectors for growth in services directly adjacent to our current offering, including, but not limited to skills assessments and credentialing, reference checks, enterprise risk services, and biometric screening. We believe the expansion of our service offering will enhance our value proposition to our customers and further differentiate us in the market.
Drive growth in international markets
International expansion represents a highly attractive opportunity for us to leverage our global scale and market leadership. While international markets represent an approximately $2.9 billion market opportunity in 2021, or 56% of the total global market size according to Allied Market Research, these markets only accounted for just under 7% of our revenue in 2020. In order to broaden our reach to international markets, we have established a network of offices in 12 countries across North America, Europe, Asia, the Middle East, and Australia. This network combines global scale with an ability to provide personalized support and regional insight. We have the capabilities in place today to deliver services across the globe with integrated localization and language capabilities and have placed increased importance on the pursuit of opportunities with both regional customers in international markets and multinational companies abroad in the development of our pipeline.
Disciplined growth through acquisitions
We maintain a disciplined approach to potential acquisitions, but see a significant opportunity to accelerate and enhance our growth strategy via mergers and acquisitions. We have had success as an organization in driving value through acquisitions as evidenced by our combination with GIS in 2018, as well as successful recent tuck-in acquisitions, including BackTrack in 2018, J-Screen in 2019, and PeopleCheck in 2019. Our approach to acquisitions will focus on three primary factors:
•Acquiring new capabilities to expand and enhance our service offering: In certain instances, we may identify opportunities to acquire new capabilities that would accelerate their inclusion in our service offering relative to in-house development. Specific focus capabilities in which we could consider acquisition opportunities include ongoing monitoring, biometrics, ID verification, skills assessments, and credentialing. Targeted acquisitions can also be used to continue enhancing our existing key competitive strengths, in particular through the further enhancement of our proprietary databases and records.
•Expanding our industry and geographic end-market presence: While we currently have broad reach across end markets, certain of our competitors may have a particular focus or a stronger relative presence within specific industry sectors or geographies in which we are under-penetrated or not present. In these cases, we may pursue acquisition targets to accelerate our existing organic growth strategies to address these end-markets.
•Enhancing our efficiency and market presence through consolidation: As a large player in the fragmented workforce risk management and compliance market, we may seek to acquire competitors of smaller scale with similar service offerings or end market exposure to enhance our scale efficiencies and market share.
Our Platform
We deliver workforce risk management and compliance solutions by way of our unified global platform, which drives the request submission, communication, data aggregation, workflow orchestration, and delivery processes required by our services. Our technology platform powers our organization’s ability to deliver our services at scale to customers across the globe. Our platform is supported by proprietary, cloud-enabled systems that connect directly with our customers and their global workforce as well as an industry-leading API. Our platform provides significant value to our customers with:
•Deep interconnectivity between international instances to enable truly global, but also regional and local customer provisioning.
•Redundant hosting centers with extensive backup capabilities to protect customer data from loss and provide dependable business resiliency.
•Horizontal scalability to enable rapid capacity expansion to handle even the most demanding enterprise customer loads.
•Highly flexible adaptability and extensibility to allow rapid integrations of partners’ data and services.
The platform is comprised of several key systems which play specific roles in the procurement and delivery process. When our customers require delivery of services, requests can be submitted through multiple points of interaction with our platform, including HireRight’s Screening Manager or backgroundchecks.com interfaces or via a direct integration with their HCM system of choice. Any required information submission from or communication with an applicant or worker is processed by way of the HireRight Applicant Center. Requests and applicant submissions are collected via the HireRight Connect API, which assesses the scope of the customer request and performs subsequent workflow generation, data aggregation and processing algorithms required for fulfilment of the requested services, leveraging our internal databases and external databases sources. Completed reports containing the details of the services performed are then delivered back to our customers via the same systems from which they initiated their request. A more detailed description of our systems and their role in our platform is presented below:
HireRight Screening Manager
HireRight Screening Manager is our in-house system for customers to access and manage the full suite of our services all from one location. The Screening Manager system includes a comprehensive feature set, including placement of new screening requests, workflow management, order progress review, activity flagging, adjudication, and completed report views among others. It is accessible through easy-to-navigate mobile or desktop user interfaces or via direct integrations with our customers’ HCM system of choice.
HireRight Applicant Center
HireRight Applicant Center is our award-winning secure applicant system, which consolidates all communication with our customers’ workforce to provide a transparent and simplified channel for interaction throughout the employment reporting process. The Applicant Center system includes functionality for applicants to establish their identity, submit supporting information, check status, and access help, FAQs and other resources to streamline submission process. The system is accessible to applicants free of charge, and aims to improve the hiring process for our customers by expediting the reporting process, keeping applicants adequately informed of required and pending documentation requests, reducing unnecessary communications with applicant-visible status reports and document receipts, and providing Web Content Accessibility Guidelines 2.1-compliant accessibility features.
HireRight Connect
HireRight Connect is our API system, which enables connections with our customers’ HCM systems and external data sources to support the exchange of information and delivery of our services. The Connect API aims to improve systems interoperability and flexibility in the delivery of on-demand employment reporting, and supports web service integrations and secure data feeds with a range of third party systems. Currently, the Connect API integrates with more than 50 HCM systems, including Workday, Oracle, IBM and SAP. By providing integrated connectivity with existing customer workflows and infrastructure, we improve the efficiency and productivity of workforce risk management and compliance teams, while simplifying the setup and transition process for our new customers.
backgroundchecks.com
backgroundchecks.com is our web application for use by customers desiring a self-service solution, which is a preferred option for the needs of many SMBs. Services accessible via backgroundchecks.com are organized in pre-packaged reports and include tailored options for staffing, construction and manufacturing, retail, and volunteer organizations. These reports include combinations of criminal and civil court record searches, motor vehicle record checks, drug screening, and credential verifications defined by a customer’s selected service tier. The backgroundchecks.com system delivers the right balance of confidence, convenience, and economy to serve self-service and SMB customers.
Our Services
Customers generally will place an order through one of our technology platforms to begin the background reporting process for a specific applicant. Orders consist of various different types and scopes of criminal record checks, verification services, driving background services, drug & health screening services, identity services, due diligence background services, credit records background services, compliance services and business services as determined by each individual customer to meet their specific needs for a particular position, region and / or circumstance. All of our services are supported by our strong data access capabilities and can be efficiently implemented directly into our customers’ workflows by using our advanced HCM system integration capabilities.
Criminal record checks
Criminal record checks constitute the screening and ongoing monitoring of an individual’s criminal histories and arrest records through our proprietary databases, direct integrations with public records databases and an expansive network of in-house and on-the-ground researchers with broad reach across jurisdictions. Our capabilities in criminal record checks are enhanced through various proprietary service components, such as Widescreen Plus, which enable us to uncover information beyond typical criteria like address history. Activities that comprise the criminal records check service include:
•Registry Search: Determination of whether an individual appears on a sanctions/exclusions type database such as sex offender registries, abuse registries, and related government watch lists.
•Criminal Search: Determination of whether criminal court records exist for an individual based on government, court, and police information.
•Criminal Monitoring: Ongoing monitoring of an employee’s criminal records, sex offender records, sanction lists, Department of Corrections, and Bureau of Prison records.
•Media Search: Determination of whether an applicant appears in media and newspaper publications or social media sites that look for adverse information.
•Questionnaire: Facilitation of self-disclosed applicant criminal record information.
Verification Services
Verification services substantiate applicant claims regarding education, professional credentials, employment history and right-to-work employment eligibility through established relationships with key data sources. Our verification services include certain industry specific adaptations such as United States Department of Transportation compliance and verification, United States Federal Aviation Administration Pilot accident and incident reports, and healthcare sanctions. Activities that comprise verification services include:
•Registry Search: Verification of whether the applicant appears on a sanctions/exclusions type database such as International Financial Regulatory Body Search or has a history of fraud, abuse, or other negative patterns of behavior while previously employed.
•Employment: Verification of whether an individual’s employment history within set account parameters to suit customers’ compliance requirements.
•Professional: Verification of an individual’s professional skills and licenses held.
•Gap Analysis: Cross reference of activities declared by applicant and activities confirmed by sources to highlight discrepancies or periods needing clarification.
•Financial Services: Verification of whether an individual’s credentials and history adhere to financial market regulatory requirements.
•Transportation: Verification of whether an individual’s profile complies with Federal Department of Transportation regulations.
•Education: Verification of whether an individual’s education history within set account parameters to suit customers’ compliance requirements.
•Healthcare: Verification of the validity of an individual’s healthcare licenses and certifications.
Driving background services
Driving background services provide initial reporting and ongoing monitoring of motor vehicle operating records and licensing status, supported by direct connections to BMV / DMV records in all 50 states. Our services help to ensure that employers comply with various Federal Motor Carrier Safety Administration (“FMCSA”)

regulations, including requirements for employers to obtain and review motor vehicle records for licensed commercial vehicle operators. Activities that comprise driving background services include:
•MVR: Provides driving record from the state in which the driver is licensed. It is retrieved using our direct integration with the state.
•MVR International: Verifies driving license validity and/or provides driving record from the country in which the driver is licensed.
•Commercial Driving Database: Provides driver historical license data as well as driver violations, inspections and crash data through database searches.
•Driver Monitoring: Ongoing driver monitoring services that check for any new violations, convictions, medical certification expirations.
Drug and health screening services
Utilizing a network of over 20,000 clinics and collection sites and integrations with multiple accredited/certified laboratories, we administer screening to comply with regulatory requirements and employer standards related to drug and alcohol use and occupational health. We are a member of all leading drug and alcohol testing associations including the Drug and Alcohol Testing Industry Association, National Drug & Alcohol Screening Association, and Substance Abuse Program Administrators Association. Our licensed and board certified Medical Review Officers act as independent and impartial advocates for the accuracy and integrity of the drug testing process by reviewing laboratory results generated by an employer’s drug testing program to evaluate if the donor has a legitimate medical explanation for certain drug test results. Activities that comprise drug and health screening services include:
•Health Screening: Screening of a full range of occupational health services to meet policy and contract obligations, including vaccinations, titers, audiograms, vision tests, the Occupational Safety and Health Administration Respirator Questionnaires, Pulmonary Function Tests, and Chest X-Rays, among others.
•Alcohol Testing: Testing for the presence of alcohol to help determine potential alcohol use.
•Drug Testing: Testing for the presence of illicit drug use in hair, urine and oral fluid as well as blood, available for both instant and lab based test types.
•Testing Coordination: Scheduling and coordination services for the assignment of a clinic, available in applicant driven or fully coordinated variants.
•Onsite Events: Testing and screening for drug and health considerations performed on customer premises, including staff deployed to manage the collection and testing process.
Identity Services
Identity services provide customers with information to verify who they are hiring, using Social Security Trace and global passport verifications to obtain supplemental information to be leveraged in additional searches. Identity Services are often included as a foundational element of a customer order, and often yield key inputs for other services included in the report. Activities that comprise identity services include:
•Document Check: Confirmation of the type and validity of a document and match it to the applicant’s details.
•Biometric: Confirmation of an applicant’s identity using biometric inputs such as fingerprinting, to conduct a background check.
•Employment Eligibility: Verification of whether an applicant is eligible for employment based on the requisite criteria for specific end-markets.

•Identity History: Retrieval of an applicant's name and address history for a more robust public records search.
Due diligence background services
Services to provide initial background reporting and ongoing monitoring for due diligence procedures including civil court record checks, sex offender registries and other exclusion databases, entity screening and health care and other regulated industry credentialing and sanctions checks, among others. Activities that comprise identity services include:
•Registry Search: Verification of whether an applicant appears on a sanctions/exclusions type database such as General Services Administration (“GSA”), Office of Inspector General (“OIG”), other government watch lists, and business and industry registries, among others.
•Criminal Search: Determination of whether criminal court records exist for a subject based on governments, court, and police information.
•Media Search: Determination of whether an applicant appears in media and newspaper publications or social media sites that look for adverse information.
•Entity Screening: Determination of whether an incorporated entity exists and is accurately represented based on registry information, and to confirm whether the entity appears on a sanctions/exclusions database or Government watch list.
•Civil Search: Identification of any civil suits filed by or against individuals or corporations that can be conducted at a county/federal or country level, including suits, liens, and judgments.
•Court Records: Products that utilize a court as a primary source to obtain records such as criminal or civil court cases, recorded judgements or a state tax liens.
•Financial Services: Questionnaire processing based on UK Financial Conduct Authority’s Form A.
•Healthcare: Determination of whether an individual appears on a sanctions/exclusions type database such as GSA/OIG and other government watch lists.
•Executive Intelligence: Comprehensive, research focused background checks for high-risk / high-profile positions.
Credit records background services
Credit records background services provide financial responsibility verification supported by integrations with all three major credit rating agencies improve confidence in hiring decisions. These services uncover records of bankruptcy, debt history, and financial litigation. Activities that comprise credit records background services include:
•Bankruptcy: Determination of the existence of official bankruptcy records for an applicant based on applicant residence history and provision copies of official certificates when provided by source.
•Entity Screening: Retrieval and aggregation of the credit history of an incorporated entity.
•Credit: Retrieval and aggregation of an individual’s credit history by searching multiple different sources at locations corresponding to applicants’ past addresses.
Compliance Services
Compliance services categorize our suite of managed and self-service adjudication and adverse action notification services help streamline decision making and communication processes. HireRight’s adjudication and adverse action capabilities help to streamline hiring decisions, facilitate compliance and improve visibility and control for customers. Activities that comprise compliance services include:
•Adjudication: Determination of adjudication status by HireRight or using self-service functionality based on the completed background report results.
•Adverse Action: Processing of letters informing an applicant of a potentially derogatory decision on employment for the applicant.
Business Services
Business services represent our comprehensive business setup, reporting and analytics tools to improve the management of customer onboarding workflows. Our data visualization tools provide easy to use, self-service dashboards to help organizations identify, view, analyze and understand how their workforce risk management and compliance programs are performing. Activities that comprise business services include:
•Reports: Provision of standard and custom management reports customers utilize to retrieve and understand details on their background check program.
•Court Records: Obtainment of primary to court records such as criminal or civil court cases, recorded judgements and state tax liens.
•Business Setup: Onboarding and verification services completed by HireRight upon new customer service initiation.
•Questionnaire: Establishment of customer configurable set applicant questions.
Our Customers
We deliver our solutions to over 40,000 customers across the globe, ranging from SMBs to large, multinational enterprises. Our customer base spans numerous end markets including transportation, healthcare, technology, business and consumer services, financial services, manufacturing, education and not-for-profit, and retail. Additionally, we serve multiple industry leaders within these end markets, including approximately 50% of the Fortune 100 as of 2020, while remaining highly diversified with no single customer representing more than 7% of annual revenue and our top 10 customers contributing less than 14% of annual revenue in 2020.
Business with many of our enterprise customers is generally established under multi-year contracts which define pricing and scope of services. We also provide self-service solutions for certain enterprise and SMB customers by way of backgroundchecks.com. Services rendered through this channel are arranged under pre-defined pricing terms and services which are selected based on the customer’s preference. Our business agreements customarily do not include minimum volume thresholds or exclusivity requirements. We are therefore in an ongoing effort to win and retain our customers’ business by striving to consistently deliver high-quality service.
We seek to establish strong, long-term partnerships with our customers. We believe that we deliver a differentiated value proposition to our customers, supported by our technology leadership, history of innovation, and service excellence. We believe this differentiation is validated with the customer relationships that we have built, with an average enterprise customer tenure of nine years as of 2020. Additionally, we have demonstrated an ability to expand these relationships, growing our average order size.
We see a significant opportunity for further penetration in the SMB market through backgroundchecks.com. The SMB market represents approximately half of all U.S. employment according to the Bureau of Labor Statistics. However, this market represented less than 6% of our net service revenues as of 2020. We believe that increasing levels of interest in effective workforce risk management and compliance solutions among SMB employers, in conjunction with our efforts to provide greater scalability and service availability will drive significant growth for us in this market.

Go-to-market organization
Our global go-to-market (“GTM”) operations are focused on generating business from new customers, retaining our existing base of customers, and cross-selling our full suite of services within our existing customer base. We sell our services primarily through our direct sales organization, which consists of new customer sales representatives, sales management, account managers, and strategic growth directors who focus on developing our existing customer relationships. We specialize portions of our GTM teams based on industry vertical and geographic region, while our new customer teams are organized by customer size and geographic region. We also operate a global customer service organization that is responsible for providing in-bound support for both customers and applicants, and provides service through phone, email, and online chat. As of December 31, 2020, our sales and support teams were comprised of 37 sales representatives, 11 strategic growth directors, 76 account managers, and 350 customer service representatives.
In concert with our direct sales efforts, we also leverage an established partner network to help influence new business and retention. We have built an extensive network of partnerships and integrations with leading HCM systems, such as Workday, IBM, Oracle, and SAP. Our GTM teams work with these partners on new business and retention opportunities that include, or could include, both organizations. We also receive leads from these partners, alerting us to potential new business opportunities within their customer base.
We also market, sell, and deliver our services to SMBs and self-service customers through backgroundchecks.com. We market directly to SMBs in this channel, leveraging search engine marketing and search engine optimization techniques to sell to and engage with those businesses.
Competition
The market for workforce risk management and compliance solutions is evolving, fragmented, and highly competitive. We face competition from a range of enterprises, including other global competitors in addition to local and regional providers. We are among the largest providers in the market in terms of revenue and we believe competition with providers of comparable scale, reach and capabilities is limited. Our competitive landscape can be broken down into the following categories:
•Global providers: First Advantage, Sterling Talent Solutions
•Mid-tier providers: Accurate, Certiphi, Cisive, Disa
•“Insta-screen” solutions: Checkr, GoodHire, Asurint
We compete for business based on numerous factors including service quality; the thoroughness, completeness and speed of results; breadth of offerings; technology and platform quality; price; reputation; and customer service. See “Risk Factors – Industry and Financial Risks” for details on risks related to our competitive advantages.
Technology and Development
Our ability to compete in part depends on our commitment to innovation, and we invest, both independently and in combination with industry and education partners, in research into progressive technologies and practices covering data and information, user experiences, infrastructure, and software-product development. Our research and development is driven by direct engagement with customers to understand their needs and to deliver flexible solutions that address their challenges. Most recently, we have invested in key enhancements to service speeds by utilizing automated data sourcing and AI-based decision technologies; improvements in customer experience through additional automation, improved self-service tools, and expanded global access; and simplifications to the applicant experience through optimization and automation of applicant inputs.
Our technology organization evaluates new technologies on an on-going basis. We have dedicated staff and processes to monitor and review relevant technology advancements across architecture, infrastructure, software, data and data systems, information security, and user experience. We enhance and refine our technology platform to improve our customer’s experience, increase system availability, accelerate data processing and delivery, bolster information security, and reduce our cost structure. For the year ended December 31, 2020, our investment in product and technology was $59.3 million, including our investments in product management, development, and delivery.
Intellectual Property
We rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to protect our intellectual property. We own a number of trademarks, trade names, copyrights, domain names and trade secrets, and it is our policy to enter into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with our suppliers and companies with which we have strategic alliances in order to limit access to and disclosure of our proprietary information. Currently, our HireRight trademark is registered with the U.S. Patent and Trademark Office, in the UK, the 27 countries of the European Community, and several other countries.
Human Capital Resources
As of April 12, 2021, we employed approximately 2,447 employees. None of these employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and prospective employees. The principal purposes of our incentive plans are to attract, retain and motivate selected employees, executive officers and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Our Values
We have established core values that are included in all of our employees onboarding curriculum. We refer to our core values as the CORE4 Values, which include: (i) service first mindset, (ii) grounded in respect, (iii) collaborative spirit, and (iv) sense of ownership. Our core values are an integral aspect to creating a work environment that allows and encourages all employees to perform their duties in an efficient and effective manner. We have also established a recognition and awards program for employees who demonstrate these values.
We strive to maintain a work environment in which people are treated with dignity and respect, which is why we have a commitment to a discrimination-free work environment, as described in our Code of Conduct and Ethics. We have a variety of programs dedicated to ensuring our employees are appropriately trained and aligned with expectations with respect to our values and working environment. This is accomplished through continuous evaluation of employee, safety and business needs.
Diversity and Inclusion
We are committed to fostering, cultivating and preserving a culture of diversity, equity and inclusion. We recognize that a diverse, extensive talent pool provides the best opportunity to acquire unique perspectives, experiences, ideas and solutions to drive our business forward.
We promote diversity by developing policies, programs, and procedures that foster a work environment where differences are respected and all employees are treated fairly.
Talent Management
We recognize the importance of attracting and retaining the best employees. Our continued success is not only contingent upon seeking out the best possible candidates but retaining and developing the talent that lies within the organization as well. We strive to attract, develop, and retain the best and brightest from all walks of life and backgrounds. Our goal is to offer opportunities for employees to improve their skills to achieve their career goals.
Facilities
Our corporate office is located in Nashville, Tennessee at 100 Centerview Drive, Suite 300. We also have offices in the United States, Canada, Mexico, India, the United Kingdom, Estonia, Poland, Dubai, Singapore, Hong Kong, the Philippines, Australia and Japan. We hold market standard office leases covering our 443,635 square feet of office space. We sublease 60,747 square feet of our total office space to various sublessors which is fully demised, utilized and paid for by others. We do not own any of our offices or facilities. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.
Legal Matters
Although we are subject to various claims and proceedings from time to time in the ordinary course of business, we are not party to any pending legal proceedings that we believe to be material except as set forth below.
In 2009 and 2010, approximately 24 lawsuits were filed against HireRight Solutions, Inc. (“Old HireRight”), which is the predecessor to our subsidiary HireRight LLC, by approximately 1,400 individuals alleging violation of the California Investigative Consumer Reporting Agencies Act by Old HireRight and one of its customers (the "Customer") related to background reports that Old HireRight prepared for the Customer about those individuals (the “Action”). The Customer was also named as a defendant in the Action.
In February of 2015, for unrelated reasons, Old HireRight’s former parent company and certain of its domestic affiliates, including Old HireRight, each filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101-1532, thereby commencing Chapter 11 cases (the “Bankruptcy”). Each plaintiff in the Action filed proofs of claim in the Bankruptcy against Old HireRight asserting an unliquidated general unsecured claim based upon the Action. In August 2015, the Bankruptcy court entered an order confirming the debtors’ Chapter 11 plan of reorganization in the Bankruptcy (the “Plan”).
Plaintiffs’ recovery from HireRight LLC for claims accrued prior to the filing of the Bankruptcy is limited by the Plan to a pro-rata portion of the Bankruptcy unsecured creditors’ pool (which is expected to be approximately $1.25 million). However, the Plan does not limit HireRight LLC’s liability for claims accrued after the filing of the Bankruptcy, plaintiffs’ recovery from the Customer, or claims against Old HireRight’s insurer.
Following a complex procedural history and unsuccessful mediation sessions over an extended period of time, in October 2020, plaintiffs’ counsel made a settlement offer. While the Company believed and continues to believe it has valid defenses, the Company engaged in negotiations with the plaintiffs’ counsel and on November 6, 2020 was able to reach a settlement agreement that we viewed as acceptable to avoid the expense and risk of further litigation.
Based upon the foregoing, the Company accrued $12.1 million for payment pursuant to the settlement agreement. Recovery by the plaintiffs from the Bankruptcy unsecured creditors’ pool will reduce the Company’s payment obligation under the settlement agreement.
While Old HireRight’s insurer has denied coverage, the Company believes it has valid claims against the insurer and intends to pursue them. Any insurance recovery would offset the cost of the settlement to the Company, but at this time the Company is not able to assess the likelihood or amount of any potential insurance recovery.
Government Regulation
Because we deal primarily in searching and reporting public and non-public consumer information and records and performing third-party administrative services for employment-related drug screening and other occupational testing, we are subject to significant and extensive governmental laws and regulations. For example, we are subject to:
•the FCRA, which regulates the use of consumer report information;
•the Financial Services Modernization Act of 1999, or the GLBA, which regulates the use of non-public personal financial information held by financial institutions and applies indirectly to companies that provide services to financial institutions;
•the DPPA, which restricts the public disclosure, use and resale of personal information contained in state department of motor vehicle records;

•various state consumer reporting agency laws and regulations, including the CCPA; and
•the GDPR and UK GDPR, which establish significant data protection and privacy standards that empower individuals in the European Economic Area and the United Kingdom to exercise significant control over their personal data.
The FCRA
The FCRA regulates consumer reporting agencies, including us, as well as data furnishers and users of consumer reports such as banks and other companies. The FCRA governs the accuracy, fairness and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating certain information relating to consumers for certain specified purposes. The FCRA limits the type of information that may be reported by consumer reporting agencies, limits the distribution and use of consumer reports and establishes consumer rights to access, freeze and dispute information in their credit files. Consumer reporting agencies are required to follow reasonable procedures to assure maximum possible accuracy of the information concerning the individual about whom the report relates and if a consumer disputes the accuracy of any information in the consumer’s file, to conduct a reasonable reinvestigation. The FCRA imposes many other requirements on consumer reporting agencies, data furnishers and users of consumer report information. Violation of the FCRA can result in civil and criminal penalties. The FCRA contains an attorney fee shifting provision to provide an incentive for consumers to bring individual or class action lawsuits against a consumer reporting agency for violations of the FCRA.
The GLBA
The GLBA regulates, among other things, the use of non-public personal information of consumers that is held by financial institutions. We are subject to various GLBA provisions, including rules relating to the use or disclosure of the underlying data and rules relating to the physical, administrative and technological protection of non-public personal financial information. Breach of the GLBA can result in civil and/or criminal liability and sanctions by regulatory authorities.
The DPPA
The DPPA requires all states to safeguard certain personal information included in licensed drivers’ motor vehicle records from improper use or disclosure. The DPPA limits the use of this information sourced from state departments of motor vehicles to certain specified purposes, and does not apply if a driver has consented to the release of their data. The DPPA imposes criminal fines for non-compliance and grants individuals a private right of action, including actual and punitive damages and attorneys’ fees. The DPPA provides a federal baseline of protections for individuals, and is only partially preemptive, meaning that except in a few narrow circumstances, state legislatures may pass laws to supplement the protections made by the DPPA. Many states have laws that are more restrictive than the federal law.
The CCPA and Other State and Local Laws and Regulations
The CCPA requires businesses to provide California consumers with certain rights regarding their personal information, including the right to be informed about the type of information collected about them, the right to opt out of the sale of their personal information, the right to request deletion of their personal information, and the right to access their personal information. The CCPA exempts much of the data that is covered by FCRA, GLBA, and DPPA and therefore much of our data is not subject to the CCPA. The CCPA creates a private right of action for security breaches. On November 3, 2020, California adopted the California Privacy Rights Act (the “CPRA”), which amends and expands CCPA. It is anticipated that most of the substantive provisions of CPRA will go into effect in 2023.
Certain other state laws and regulations, including the CPRA and the Illinois Biometric Information Privacy Act, impose similar privacy obligations, as well as obligations to provide notification of security breaches in certain circumstances. Failure to comply with these laws and regulations may result in the imposition of civil and criminal penalties, including fines, and may be a basis for private litigation. These laws and regulations vary among states and are subject to differing interpretations. In addition to interpreting and complying with laws and regulations as and to the extent they relate to our services, we must also reconcile the many potential conflicts between such laws and regulations among the various jurisdictions that may be involved in the provision of our services.
We may also be subject to other laws and regulations related to state private investigation licensing or that are designed to protect the privacy of individuals and to prevent the misuse of personal information in the marketplace. These regulations may restrict the use and disclosure of personal information and provide consumers certain rights to know the manner in, and the purposes for, which their personal information is being used, to challenge the accuracy of such information or to prevent the use and disclosure of such information. In addition, these laws and regulations vary among states and are subject to differing interpretations. In certain instances, these laws and regulations also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines with which we are obligated to comply.
The GDPR and UK GDPR
Our operations in the EEA are subject to the GDPR and in the UK, the United Kingdom data protection regime consisting primarily of the UK GDPR and the UK Data Protection Act 2018. These laws establish significant data protection and privacy standards that empower individuals in the European Economic Area and the United Kingdom to exercise significant control over their personal data, and impose other operational and technical requirements with which we must comply, including as described in the section entitled “Risk Factors.” Failure to comply with any provision of these laws could result in significant regulatory or other enforcement penalties.

MANAGEMENT
Our Executive Officers and Directors
Below is a list of the names, ages as of December 31, 2020, positions and a brief account of the business experience of the individuals who serve as (i) our executive officers and (ii) our directors.

Name	Age	Position
Guy Abramo	60	Chief Executive Officer, President and Director
Thomas Spaeth	53	Chief Financial Officer
Conal Thompson	51	Chief Technology Officer
Scott Collins	55	Chief Revenue Officer
Brian Copple	60	General Counsel and Secretary
Chelsea Pyrzenski	35	Chief Human Resources Officer
Stephen Girdler	57	Managing Director International
James Carey	54	Director
Mark Dzialga	56	Director
Peter Fasolo, Ph.D.	58	Director
Mark Garrett	64	Director
James Matthews	54	Director
Peter Munzig	40	Director
Mike Peel	71	Director
Jill Smart	61	Director
Josh Feldman	30	Director
Lisa Troe	59	Director
Guy Abramo has served as our Chief Executive Officer and President since 2018. Formerly the chief executive officer of GIS, Mr. Abramo joined GIS in January 2018 after serving as president of Experian Consumer Services Division for seven years, overseeing the group’s strategy, direction and operation. Prior to joining Experian, Mr. Abramo served as president of Tallan, Inc., a nationwide professional services firm specializing in internet media design, business intelligence and custom software solutions. Before joining Tallan, he served for seven years as executive vice president, worldwide and chief strategy and information officer at Ingram Micro. Preceding Ingram Micro, Mr. Abramo served three years as a managing director at KPMG Consulting and the leader of the marketing intelligence consulting practice. While at KPMG, he was a member of the firms’ Technology Leadership Council and co-founder of the Center for Data Insight data mining and marketing automation lab at Northern Arizona University. Mr. Abramo is also a 12-year veteran of the Exxon Mobil Corporation. At Exxon, he held a number of positions across both operating and headquarters divisions. Mr. Abramo began his Exxon career in research and development and achieved five patents for innovative fuels and fuel additives technologies. He later served in a number of positions of increasing responsibility in the Americas Marketing and Refining Division including manager of marketing services, assistant gasoline business manager of the U.S. Division and manager of administration and controls for a major Northeastern marketing unit. Mr. Abramo earned a BS in chemical engineering from the New Jersey Institute of Technology and an MBA from Georgetown University.
Tom Spaeth has served as our Chief Financial Officer since December 2014 and also manages our global operations. Mr. Spaeth brings more than 20 years of experience in corporate finance, accounting, investment banking, operations, and business development in the technology, consumer, and banking industries. Mr. Spaeth was an executive officer of HireRight, Inc., which filed a bankruptcy petition as an affiliated debtor of Altegrity, Inc., in February 2015. Prior to HireRight, Mr. Spaeth served as Chief Financial Officer at UBM Technology, where he oversaw accounting, finance, sales operations, client delivery, and IT. Mr. Spaeth also has experience with corporate finance, consulting, and investment roles at Motorola, Ernst & Young, and Deutsche Bank. Mr. Spaeth holds a BS in business administration and finance from the University of Wisconsin and an MBA from the Kellogg Graduate School of Management, Northwestern University.

Conal Thompson has served as our Chief Technology Officer since 2018. Mr. Thompson leads the company’s product development, infrastructure and business systems efforts. Before joining HireRight, Mr. Thompson was the chief technology officer for Monster from May 2017 to July 2018. From November 2014 to April 2017, Mr. Thompson served as chief technology officer with Chemical Abstracts Service, an information systems division of the American Chemical Society. He also previously served as chief technology officer for the intellectual property and science information business unit of Thomson Reuters. Mr. Thompson started his career as a programmer and development manager in Sydney, Australia. Mr. Thompson attended the University of Sydney and earned a BS with honors in computer science, writing a thesis on expert systems for technical analysis-based trading systems.
Scott Collins has served as our Chief Revenue Officer since 2019. From 2016 to 2019, Mr. Collins served as Senior Vice President and General Manager of Banking and Lending and Corporate Chief Client Officer at Equifax. Previously in his career, Mr. Collins worked as Senior Vice President and Senior Operating Officer for the Equifax Employer Services unit, then Senior Vice President and General Manager for the Equifax Verification Services unit. Prior to Equifax, Mr. Collins was Vice President of Sales, Web-Based Marketing Solutions for LexisNexis Group, as well as Vice President and General Manager of Global Law School Group. Mr. Collins received a BS in finance from Wittenberg University and an MBA with high honors from the University of Notre Dame.
Brian Copple has served as our General Counsel since 2018. From July 2013 to July 2018, Mr. Copple was General Counsel for The Rubicon Project, Inc., now called Magnite, a publicly-traded company that automates the purchase and sale of digital media advertising. Previously, Mr. Copple served as General Counsel for Eclipsys Corporation, a publicly-traded enterprise provider of electronic medical record software and related services for hospitals, and for Exult, Inc. a publicly-traded provider of human resources business process outsourcing and related finance and administration services to Global 500 companies. Mr. Copple started his career with Gibson, Dunn & Crutcher LLP, where he practiced for eleven years, including three years as a partner, and where he had a broad transactional and corporate practice, representing public and private companies in various industries. Mr. Copple earned his JD and MBA degrees at UCLA, and his undergraduate degree from Stanford University.
Chelsea Pyrzenski has served as our Chief Human Resources Officer since 2019. From May 2018 to July 2019, Ms. Pyrzenski served as Head of Human Resources for VIZIO. Prior to her time at VIZIO, Ms. Pyrzenski served as Director, HR for the National Football League from June 2016 to May 2018. She also previously held human resources leadership roles at AT&T and DIRECTV. Ms. Pyrzenski was a PhD candidate and holds an MS in Organizational Psychology and Development from Walden University. She received her BA in Psychology from the University of Hawaii at Hilo, and received an Innovation & Entrepreneurship Certification from Stanford University.
Stephen Girdler has served as our Managing Director International since 2018. From 2013 to 2018, Mr. Girdler was accountable for our EMEA business. Mr. Girdler previously worked for KPMG as well as some of the largest names in the resourcing and outsourcing industry such as Manpower, Kelly Services and Adecco. In his most recent role at Adecco, he was director of London 2012, a three-year endeavor that included the successful recruitment and delivery of staff for the 2012 Olympic Games as well as the management of the Adecco Olympic sponsorship. Mr. Girdler holds a BA in English and Philosophy from the University of Kent.
James Carey has served as a member of our Board since 2018. Mr. Carey is a Managing Director of Stone Point. He has been with Stone Point or its predecessor entities since 1997 and is actively involved in all of Stone Point’s portfolio investments. Mr. Carey currently serves on the boards of directors of public companies Enstar Group Limited and Focus Financial Partners, as well as several other Trident Fund portfolio companies. He is also a board member of Waterside School of Stamford, Connecticut. Mr. Carey holds a BS from Boston College, a JD from Boston College Law School and an MBA from Duke University, Fuqua School of Business. Mr. Carey is a valuable member of our Board because of his private equity experience and his experience as a director of numerous private and public companies.
Mark Dzialga has served as a member of our Board since 2018. Mr. Dzialga is the Managing Partner of Brighton Park Capital and is a member of the Investment Committee. Prior to starting Brighton Park Capital, he was a Managing Director at General Atlantic for more than 20 years and had been a member of the firm’s Executive Committee, Portfolio Committee, and Human Resources Committee through September of 2018. He was also a member of the Investment Committee at General Atlantic from 2003 to 2018 and chaired the Investment Committee from 2007 until the end of 2017. Before joining General Atlantic in 1998, Mr. Dzialga was co-head of the High Technology Merger Group at Goldman Sachs, where he advised many of the firm’s technology clients on mergers, acquisitions and restructurings. Mr. Dzialga received an MBA from the Columbia University School of Business and a BS in Accounting from Canisius College. Mr. Dzialga is a valuable member of our Board because of his private equity experience and human resources expertise.
Peter Fasolo, Ph.D. has served as a member of our Board since 2018. Since 2016, Dr. Fasolo has served as the chief human resources officer at Johnson & Johnson where he is responsible for global talent, recruiting, diversity, compensation, benefits, employee relations and all aspects of the human resources agenda for the Company. He is a member of Johnson & Johnson’s Executive Committee, Management Compensation Committee, and Chairman of the Pension and Benefits Committee. He has been at Johnson & Johnson for over 10 years. Dr. Fasolo received his Ph.D. in Organizational Behavior Studies at the University of Delaware, a Master’s degree in Industrial and Organizational Psychology at Farleigh Dickinson University, and a BS in Psychology from Providence College. Mr. Fasolo is a valuable member of our Board because of his experience as an executive at a large public company and his human resources expertise.
Mark Garrett has served as a member of our Board since 2018. Mr. Garrett has served as a Senior Advisor at General Atlantic since June 2018, providing strategic support and advice to the firm’s investment teams and portfolio companies in the Technology sector. Before joining General Atlantic in 2018, Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems, Inc. for 11 years. Prior to Adobe, he served as Senior Vice President and Chief Financial Officer in the Software Group of EMC Corporation. Mr. Garrett also served as Executive Vice President and Chief Financial Officer of Documentum before it was acquired by EMC. He has served as a board member on various companies including Cisco, GoDaddy Inc., Pure Storage Inc. and Snowflake. Mr. Garrett received an MBA degree from Marist College and a BA in Accounting and Marketing from Boston University. Mr. Garrett is a valuable member of our Board because of his private equity experience and his financial expertise.
James Matthews has served as a member of our Board since 2018. Mr. Matthews is a Managing Director of Stone Point, where he helps to lead investments in outsourcing & technology, asset management, and insurance distribution. He joined Stone Point in 2011 from Evercore Inc., where he was a Senior Managing Director and Co-Head of Private Equity. From 2000 to 2007, Mr. Matthews was with Welsh, Carson, Anderson & Stowe, where he was a General Partner and focused on investments in the information services and business services sectors. Previously, Mr. Matthews was a General Partner of J. H. Whitney & Co. and started his career as an Analyst in the mergers and acquisitions group of Salomon Brothers Inc. Mr. Matthews currently serves on the board of directors of public company Eagle Point Credit Company, as well as the boards of directors of several other Trident Fund portfolio companies. He holds a BS from Boston College and an MBA from the Harvard Graduate School of Business Administration. Mr. Matthews is a valuable member of our Board because of his experiences in private equity and in leadership roles of other companies.
Peter Munzig has served as a member of our Board since 2018. Mr. Munzig is a Managing Director at General Atlantic and focuses on investments in the technology, business services and healthcare sectors. Prior to joining General Atlantic in 2005, he was an investment banker with Goldman Sachs where he advised clients in the technology, industrial, and consumer sectors on a range of M&A and corporate finance transactions. Mr. Munzig has experience serving and observing on various boards including Automation Anywhere, Quizlet, and SPINS. He received his undergraduate degree in Economics from Stanford, and an MBA from Stanford Graduate School of Business. Mr. Munzig is a valuable member of our Board because of his private equity experience and his expertise in the technology and business services sectors.
Mike Peel has served as a member of our Board since 2018. Mr. Peel serves as Director Emeritus to Sleep Number, where he served as a member of the board of directors from February 2003 until May 2020. In October 2008, Mr. Peel was named an Officer of Yale University and served as Vice President for Human Resources and Administration until his retirement in July 2017. Previously Mr. Peel spent 17 years at General Mills, a manufacturer and marketer of consumer food products, where he was last Executive Vice President of Human Resources and Global Business Services; Mr. Peel originally joined General Mills as Senior Vice President, Worldwide Human

Resources in 1991. From 1977 to 1991, Mr. Peel served in various capacities for PepsiCo, Inc., including as Senior Vice President, Human Resources for PepsiCo Worldwide Foods from 1987 to 1991, and as Senior Vice President, Human Resources for the Pepsi-Cola Bottling Group from 1984 to 1987. Mr. Peel also served as a director of Pier 1 Imports, Inc., a retailer of imported decorative home furnishings and gifts that commenced Chapter 11 proceedings in February 2020 and began winding down its business in May 2020. Mr. Peel earned a BS in business administration from James Madison University and an MBA from Columbia University Graduate School of Business. In 2003, he was honored as a Fellow of the National Academy of Human Resources, the profession’s highest honor. Mr. Peel is a valuable member of our Board because of his experience in various leadership roles in public and private companies.
Jill Smart has served as a member of our Board since 2018. Since 2015, Ms. Smart has served as President of the National Academy of Human Resources, an organization where individuals and institutions are recognized for professional achievement in human resources by election as a Fellow of the National Academy of Human Resources. Previously, Ms. Smart spent more than 33 years at Accenture, a global professional services company, before retiring in 2014. For 10 years, she served as Accenture’s Chief Human Resources Officer. Ms. Smart has served as a non-employee director of EPAM’s Board since July 2016. She is the founder and CEO of JBSmart Consulting, LLC., a member of the Cerity Partners Advisory Board, and holds a director position at AlixPartners. Ms. Smart received an MBA from the University of Chicago and a BS in business administration from the University of Illinois. Ms. Smart is a valuable member of our Board because of her human resources expertise.
Josh Feldman has served as a member of our Board since 2020. Mr. Feldman is a Vice President at General Atlantic and focuses on investments in the technology sector. Prior to joining General Atlantic in 2014, he was an investment banker with Goldman Sachs in the Financial Institutions Group from 2012 to 2014. Mr. Feldman received his undergraduate degree from University of California- Berkeley and an MBA from Stanford Graduate School of Business. Mr. Feldman is a valuable member of our Board because of his private equity experience and expert understanding of evaluating potential investments in the technology sector.
Lisa Troe has served as a member of our Board since 2021. Ms. Troe is a Senior Managing Director of Athena Advisors LLC, a business advisory firm she co-founded in 2014. From 2005 through 2013, Ms. Troe was a Senior Managing Director at FTI Consulting, Inc. (NYSE: FCN), a global business advisory firm. From 1995 through 2005, Ms. Troe served on the staff of the U.S. Securities and Exchange Commission’s Pacific regional office, including six years as Regional Chief Enforcement Accountant. Prior to the SEC, Ms. Troe held corporate accounting and financial positions and was an auditor at a Big Four public accounting firm. Ms. Troe serves as a director and the audit committee chair of Magnite, Inc. (Nasdaq: MGNI), an independent platform that employs machine learning algorithms for the purchase and sale of digital advertising, joining the board shortly before the company’s public offering in 2014. Ms. Troe is a director of Stem, Inc. (NYSE: STEM), a technology driven provider of energy storage systems management services. Since 2003, Ms. Troe has served on private company boards in various industries and as a member of a Special Litigation Committee of the board of a public gaming industry manufacturing company. Ms. Troe is a National Association of Corporate Directors member and Board Leadership Fellow and is CERT certified in cybersecurity by the Software Engineering Institute of Carnegie Mellon University, and a CPA. Ms. Troe received her BS in business administration from the University of Colorado and is a CPA. Ms. Troe is a valuable member of our Board because of her audit committee qualifications, SEC regulatory expertise, and experience in various leadership roles in public and private enterprise.
Family Relationships
There are no family relationships between any of our executive officers or directors.
Controlled Company
We intend to apply to list the shares of our common stock offered in this offering on the          . As our Principal Stockholders will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to not comply with certain corporate governance requirements, including (1) those that would otherwise require our Board to have a majority of

“independent directors” as such term is defined by applicable          rules, (2) those that would require that we establish a compensation committee composed entirely of “independent directors” and with a written charter addressing the committee’s purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of “independent directors” with a written charter addressing the committee’s purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our Board by the independent members of our Board pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. Moreover, we presently intend to take advantage of certain exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on          , we will be required to comply with these provisions within the applicable transition periods.
Corporate Governance
Board Composition and Director Independence
Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of eleven directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. The Stockholders Agreement will provide (x) investment funds managed by General Atlantic the right to designate: (i) a majority of the nominees for election to our Board for so long as such funds beneficially own at least 40% of our common stock then outstanding; (ii) three of the nominees for election to our Board for so long as such funds beneficially own at least 30% but less than 40% of our common stock then outstanding; (iii) two of the nominees for election to our Board for so long as such funds beneficially own at least 20% but less than 30% of our common stock then outstanding; and (iv) one of the nominees for election to our Board for so long as such funds beneficially own at least 10% but less than 20% of our common stock then outstanding; and (y) investment funds managed by Stone Point the right to designate: (i) two of the nominees for election to our Board for so long as such investment funds and their affiliates beneficially own at least 20% of our common stock then outstanding and (ii) one of the nominees for election to our Board for so long as such investment funds and their affiliates beneficially own at least 10% but less than 20% of our common stock then outstanding. In each case, the Principal Stockholders' nominees must comply with applicable law and stock exchange rules. In addition, the Stockholders Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of the investment funds managed by General Atlantic. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be           and will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will be            and will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will be            and will serve until the third annual meeting of stockholders following the completion of this offering. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board. In addition, our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon.
Our Board has also determined that            ,           and            meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.
Board Committees
Upon completion of this offering, our Board will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee

Audit Committee
Following this offering, our Audit Committee will be composed of             ,            and           , with           serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and           , which require that our Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that           ,            and             , with             meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of            . In addition, our Board has determined that            is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on            any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board. Our Audit Committee’s responsibilities upon completion of this offering will include:
•appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;
•pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•discussing the scope and results of the audits with our independent registered public accounting firm and reviewing, with management and that accounting firm, our interim and year-end operating results;
•reviewing our policies on risk assessment and risk management;
•reviewing and discussing with management our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
•reviewing the adequacy of our internal control over financial reporting;
•establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
•recommending, based upon our Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;
•monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
•preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;
•reviewing all related party transactions for potential conflict of interest situations and approving all such transactions;
•reviewing and discussing with management our earnings releases and scripts; and

•annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of          .
Compensation Committee
Following this offering, our Compensation Committee will be composed of            and             ,           with serving as chair of the committee. Our Compensation Committee’s responsibilities upon completion of this offering will include:
•annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;
•evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;
•reviewing and approving the compensation of our other executive officers;
•appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the Compensation Committee;
•conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel or other advisor retained by the Compensation Committee;
•annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the             ;
•reviewing and establishing our overall management compensation, philosophy and policy;
•overseeing and administering our compensation, benefit and similar plans;
•reviewing and making recommendations to our Board with respect to director compensation; and
•reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.
Nominating and Corporate Governance Committee
Following this offering, our Nominating and Corporate Governance Committee will be composed of            , and            , with            serving as chair of the committee. The Nominating and Corporate Governance Committee’s responsibilities upon completion of this offering will include:
•developing and recommending to our Board criteria for board and committee membership;
•subject to the rights of the Principal Stockholders under the Stockholders Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;
•developing and recommending to our Board best practices and corporate governance principles;
•developing and recommending to our Board a set of corporate governance guidelines;
•reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board;
•monitoring our compliance programs and management’s evaluation of our principal and legal regulatory compliance risks; and
•annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of            .

Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.
Code of Business Conduct and Ethics
Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in public filings.

EXECUTIVE COMPENSATION
Introduction
This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the Summary Compensation Table below. For fiscal year 2020, our named executive officers are:
•Guy Abramo, our President and Chief Executive Officer;
•Conal Thompson, our Chief Technology Officer; and
•Scott Collins, our Chief Revenue Officer.
The compensation program for our named executive officers consists principally of the following elements: base salary; performance-based cash bonus; and equity-based incentive compensation. We also provide general employee benefits, as well as severance benefits.
Employment Agreement and Offer Letters
We have entered into an employment agreement with Mr. Abramo and an offer letter with each of Mr. Thompson and Mr. Collins, the material terms of which are summarized below.
Guy Abramo
Mr. Abramo’s employment agreement provides for his employment as our Chief Executive Officer for the period beginning on January 2, 2018, and ending on the earliest to occur of (a) his death or termination by the Company due to “disability”, (b) termination by the Company for or without “cause” or (c) resignation by him for or without “good reason” (as such terms are defined in the agreement).
The agreement provides for an annual base salary of $500,000 (or such higher salary as may from time to time be approved by our Board) and a target annual bonus of $300,000 (since increased to $375,000), with the actual amount of the bonus for a calendar year determined based on achievement of budget targets and/or other financial and operating performance criteria, as determined by the Board. Any bonus earned for a calendar year is payable on or before February 1 of the following year, subject to Mr. Abramo’s continued employment through the payment date.
Mr. Abramo is subject to restrictive covenants contained in his employment agreement, including non-competition, non-solicitation of employees and clients and non-disparagement (each of which remain in effect for 12 months after termination of employment), confidentiality (perpetual) and assignment of intellectual property.
The employment agreement also provides for severance benefits, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”
Conal Thompson
Mr. Thompson’s offer letter provides for his employment as our Chief Technology Officer, reporting to our Chief Executive Officer, for the period beginning on July 2, 2018, and ending when terminated by either party. The letter provides for an annual base salary of $375,000 (since increased to $417,150) and a target annual bonus of 60% of base salary.
Mr. Thompson is also party to agreements containing a perpetual covenant relating to confidentiality and providing for the assignment of intellectual property.
Scott Collins
Mr. Collins’ offer letter provides for his employment as our Chief Revenue Officer, reporting to our Chief Executive Officer, for the period beginning on October 21, 2019 and ending when terminated by either party. The letter provides for an annual base salary of $375,000 (since increased to $386,250) and a target annual bonus of 100% of base salary (with a minimum bonus of $93,750 for 2020, if Mr. Collins was eligible to receive a bonus under our 2020 Annual Incentive Plan but the amount otherwise payable to him under the plan was less than $93,750).
The offer letter also provided for a one-time signing bonus of $175,000 (which Mr. Collins would have been required to repay in full if, during the first 12 months of his employment, he had resigned or his employment had been terminated with cause), and the grant of an option to purchase up to 3.7 million Class A Units in HireRight GIS Group Holdings LLC.
Mr. Collins is also party to a restrictive covenant agreement, which includes covenants relating to non-competition and non-solicitation of employees and customers (each of which apply for 12 months after termination of employment), confidentiality (which applies for three years after termination of employment, or indefinitely for trade secrets) and assignment of intellectual property.
Base Salary
We pay base salaries to attract, recruit and retain qualified employees. The base salaries received by our named executive officers in 2020 are shown in the “Salary” column of the Summary Compensation Table below. Following the consummation of this offering, we expect that our Compensation Committee will review and set base salaries of our named executive officers annually.
Annual Cash Bonus Compensation
For 2020, each of our named executive officers was eligible to earn a cash bonus under our 2020 Annual Incentive Plan in a target amount of $375,000 for Mr. Abramo, 60% of base salary for Mr. Thompson and 100% of base salary for Mr. Collins. Bonuses for our named executive officers and other participants in the plan were to be funded based on the level of achievement of adjusted earnings before interest, taxes, depreciation and amortization (“AEBITDA”) goals, with funding at 87.5% of the target amount if the threshold AEBITDA goal of $157,500,000 was achieved. Due to the coronavirus pandemic, the threshold AEBITDA performance goal was not achieved, so no bonuses were funded based on the formula under the plan. Nevertheless, because our Compensation Committee concluded that the Company performed well under the circumstances by reducing costs, continuing to perform for customers, maintaining cash flow, increasing sales, and recovering to near-2019 run-rate levels by year-end, and in recognition of the importance of maintaining competitive rates of compensation, our Compensation Committee authorized funding the plan at 62.5% of the target amount, with participants eligible for payments above or below 62.5% of their individual target amounts, depending on their individual performance. Mr. Abramo and Mr. Collins each received a bonus equal to 62.5% of his target bonus, and Mr. Thompson received a bonus equal to 100% of his target bonus, with the bonuses paid on April 9, 2021. The amounts of these bonuses are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table below.
In addition to the 2020 Annual Incentive Plan, our Compensation Committee authorized a special retention bonus program for 2020, which was made available to most participants in the 2019 Annual Incentive Plan, including Mr. Abramo and Mr. Thompson. Because Mr. Collins started employment late in 2019, he was not eligible to participate in the 2019 Annual Incentive Plan, and therefore was not eligible for a retention award. The special retention bonus program was implemented to retain and motivate participants following non-funding of the 2019 Annual Incentive Plan and in the context of cost-reduction initiatives. Each recipient of a retention award received a bonus in April 2020 equal to 50% of the recipient’s target annual bonus, subject to a contractual obligation to repay the bonus if the recipient’s employment terminated prior to November 30, 2020 for any reason other than by the Company without cause or due to death or disability. The amounts of these retention bonuses for Mr. Abramo and Mr. Thompson are shown in the Bonus column of the Summary Compensation Table below.
Equity Incentive Compensation
We provide equity-based incentive compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that the officers have a continuing stake in our long-term success. Each of our named executive officers has been granted an option to purchase units of HireRight GIS Group Holdings LLC under the EIP, with 50% of each option vesting 25% on the first anniversary of the vesting commencement date and in equal quarterly installments thereafter over the next three years (the “time-based option”), and the remaining 50% vesting based on achievement by the Principal Stockholders of specified multiple of invested capital (“MOIC”) performance goals (the “performance-based option”). Mr. Abramo was granted an additional performance-based option that vests 100% based on achievement of specified MOIC goals. For more information about these options, see the Outstanding Equity Awards at Fiscal Year-End 2020 table below, and for the grant date value of the option granted to Mr. Collins in 2020, see the Option Award column of the Summary Compensation Table below (Mr. Abramo and Mr. Thompson were not granted any options in 2020).
Following the adoption of our 2021 Omnibus Equity Incentive Plan in connection with this offering, no further awards will be granted under the EIP.
Retirement Benefits
Our named executive officers are eligible to participate in our 401(k) plan on the same basis as our other eligible employees.
Summary Compensation Table
The following Summary Compensation Table sets forth information regarding the compensation paid to, awarded to or earned by our named executive officers (our President and Chief Executive Officer and our two other most highly compensated executive officers) for services rendered in all capacities during the year ended December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4) ($)	Total
Guy Abramo President and Chief Executive Officer	2020	500,000	187,500	—	234,375	47,582	969,457
Conal Thompson Chief Technology Officer	2020	405,000	112,500	—	243,000	5,769	766,269
Scott Collins Chief Revenue Officer	2020	375,000	—	869,500	234,375	5,769	1,484,644
_____________
(1)Represent the special retention bonuses paid to Mr. Abramo and Mr. Thompson in April 2020.
(2)Represents the grant date fair value of the option to purchase units of HireRight GIS Group Holdings LLC granted to Mr. Collins on February 26, 2020, calculated in accordance with FASB ASC Topic 718.
(3)Represents the cash bonus paid to each of our named executive officers under our 2020 Annual Incentive Plan.
(4)Amounts set forth in the “All Other Compensation” column reflect the following:

Name	Company 401(k) Match ($)	Housing Allowance ($)	Car Allowance ($)	Total ($)
Guy Abramo	7,692	21,505	18,385	47,582
Conal Thompson	5,769	—	—	5,769
Scott Collins	5,769	—	—	5,769

Outstanding Equity Awards at Fiscal Year-End 2020
The following table provides information about the outstanding options to purchase units of HireRight GIS Group Holdings LLC held by our named executive officers as of December 31, 2020.

		Equity Incentive Plan Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Time-Based Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Time-Based Options Unexercisable (#)(1)	Number of Securities Underlying Unexercised Unearned Performance-Based Options (#)(2)	Option Exercise Price	Expiration Date
Guy Abramo	12/3/2018	6,276,421	2,852,919	9,129,340	$1.00	1/15/2028
	12/3/2018	—	—	4,564,670	$1.00	7/12/2028
Conal Thompson	12/3/2018	770,288	599,113	1,369,401	$1.00	7/12/2028
Scott Collins	2/26/2020	462,500	1,387,500	1,850,000	$1.10	11/11/2029
______________
(1)Represents time-based options that vest and become exercisable 25% on the first anniversary of the vesting commencement date and the remaining 75% in 12 equal quarterly installments thereafter, until fully vested and exercisable on the fourth anniversary of the vesting commencement date, subject to continued employment through each vesting date. The vesting commencement dates are as follows: Mr. Abramo (1/15/18), Mr. Thompson (7/12/18) and Mr. Collins (11/11/19).
(2)Represents performance-based options that vest and become exercisable to the extent that specified MOIC performance goals are achieved.
In connection with the Corporate Conversion, each option to purchase units of HireRight GIS Group Holdings LLC will be converted into an option to purchase shares of common stock of HireRight Holdings Corporation, with appropriate adjustments to the number of underlying shares and the exercise price to reflect the Stock Split.
Potential Payments upon Termination of Employment or Change in Control
Treatment of Equity Incentive Awards
On termination of their employment for any reason, options held by our named executive officers that have not vested before termination of employment and do not vest as a result of termination pursuant to a severance arrangement would expire on the date of termination and, if the termination is by us for “cause” (as defined in the EIP), their vested options would also expire. Following termination, our named executive officers would have 90 days to exercise their vested options (or 12 months, if the termination was due to the officer’s death or “disability”, as defined in the EIP) or, if earlier, until the original expiration date of the option.
On a “Trigger Event” (as defined in the option agreements), (a) any unvested time-based options held by Mr. Abramo fully accelerate and (b) for all three of our named executive officers, the performance-based options accelerate to the extent that the applicable MOIC performance goal is achieved (and to the extent the minimum MOIC performance goal is not achieved, the performance-based options become 40% vested and the balance are forfeited).
A “Trigger Event” is generally defined as (a) a transaction or series of related transaction in which in excess of 50% of the equity interests of the Company are transferred to a third-party purchaser as a result of which our sponsors collectively reduce their direct or indirect equity investments in the Company to less than 30% of the fully diluted equity interests of the Company, or (b) a sale of all or substantially all of the Company’s assets. The transactions contemplated by this offering will not constitute a “Trigger Event”.

Severance Benefits
Mr. Abramo is eligible for severance benefits under his employment agreement, and Mr. Thompson and Mr. Collins are eligible for severance under the HireRight Severance Plan. These severance benefits are conditioned on the executive’s executing a release of claims in our favor and his continued compliance with any restrictive covenants to which he is subject.
Guy Abramo
Under the terms of Mr. Abramo’s employment agreement, on termination of his employment by us without “cause” or his resignation for “good reason” (as such terms are defined in the agreement), Mr. Abramo is entitled to (a) continued payment of his base salary for 12 months and (b) payment of COBRA premiums for continued coverage under our group health plans for 12 months or, if earlier, until he becomes eligible for health coverage through another employer.
Conal Thompson and Scott Collins
Mr. Thompson and Mr. Collins participate in the HireRight Severance Plan, which covers our full-time regular U.S. employees (other than employees who, like Mr. Abramo, have an individual agreement that provides for severance benefits). Under the plan, if their employment is involuntarily terminated as a result of a reduction in force, restructuring, reorganization or position elimination, Mr. Thompson and Mr. Collins are entitled to severance in an amount equal to one week of base pay for every continuous six months of service, with a minimum of 26 weeks of base pay and a maximum of 52 weeks of base pay, along with outplacement services.
Compensation of Directors
None of our non-employee directors received cash compensation for their services to us in 2020. Mr. Abramo does not receive compensation for his service as a director (for the compensation that Mr. Abramo received for his service in 2020 as our President and Chief Executive Officer, see the Summary Compensation Table above).
As of December 31, 2020, Mark Garrett, Peter Fasolo, Mike Peel and Jill Smart each held an option to purchase 860,076 units of HireRight GIS Group Holdings LLC that was granted under the EIP on December 3, 2018. In connection with the Corporate Conversion, each of these options will be converted into an option to purchase shares of common stock of HireRight Holdings Corporation, with appropriate adjustments to the number of underlying shares and the exercise price to reflect the Stock Split.
We are evaluating the specific terms of our director compensation program following this offering, but we anticipate that our non-employee directors will be eligible to receive cash and equity-based compensation, and will be reimbursed for out-of-pocket expenses, in connection with their services.
Post-IPO Equity-based Compensation Plans
2021 Omnibus Incentive Plan
In connection with this offering, our Board will adopt, with the approval of our stockholders, the Omnibus Incentive Plan to become effective in connection with the consummation of this offering. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional stock options or other equity awards under the EIP. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan.
Administration. Our Compensation Committee will administer the Omnibus Incentive Plan, with (i) the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan; and (ii) full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. Our Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.
Number of Shares Authorized. Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of            shares of our common stock for issuance of awards to be granted thereunder. No more than          shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan, subject to an annual increase equal to the lesser of (a) 5% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by our Board. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, in respect of service as a member of the Board during such year will be $          (excluding any one-time awards granted in connection with the consummation of this offering). If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested (in the case of restricted stock) or exercised, shares of our common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan.
Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that our Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, or the exercise price of outstanding options, or such other equitable substitution or adjustments as our Compensation Committee may determine appropriate.
Awards Available for Grant. Our Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.”
Stock Options. Our Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as our Compensation Committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes, based upon the fair market value of the withheld shares on the date of exercise. In all events of cashless or net exercise, any fractional shares of common stock will be settled in cash.
Stock Appreciation Rights. Our Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant.
Restricted Stock. Our Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.
Restricted Stock Unit Awards. Our Compensation Committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the Compensation Committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.
Other Stock-Based Awards. Our Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.
Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), our Compensation Committee may provide that (i) all then-outstanding options and SARs held by such participant will become immediately exercisable with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period (and any other conditions) shall expire with respect to all of the then-outstanding shares of restricted stock or restricted stock units held by such participant (including without limitation a waiver of any applicable performance goals); provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of actual or target performance as determined by the Compensation Committee. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other shareholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or strike price equal to, or in excess of, the fair market value (as of the date specified by the Compensation Committee) of a share of the Company’s common stock subject thereto may be canceled and terminated without payment or consideration therefor). Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.
Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).
Amendment. The Omnibus Incentive Plan will have a term of 10 years. The Board may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.
Our Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes); (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed; and (iv) the Compensation Committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.
Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of          or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.
Employee Stock Purchase Plan
In connection with this offering, we expect to adopt the ESPP, which will permit our employees to purchase our shares at a discount, subject to certain limitations set forth therein.            shares of our common stock will be available for issuance under the ESPP, subject to an annual increase equal to the lesser of (a) 1% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by our Board.

PRINCIPAL STOCKHOLDERS
The following table sets forth information about the beneficial ownership of our common stock as of         , 2021 after giving effect to the Corporate Conversion and the Stock Split and as adjusted to reflect the sale of the common stock in this offering, for
•each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;
•each of our directors;
•each of our named executive officers; and
•all of our directors and executive officers as a group.
Each stockholder’s percentage ownership before the offering is based on common stock outstanding as of          , 2021 after giving effect to the Corporate Conversion and the Stock Split. Each stockholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to          additional shares of common stock.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of           , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o HireRight Holdings Corporation, 100 Centerview Drive, Suite 300, Nashville, Tennessee 37214. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering			No exercise of underwriters’ option	Full exercise of underwriters’ option
Name of Beneficial Owner	Number of shares	Percentage	Number of shares	Percentage	Percentage
5% Stockholders:
General Atlantic(1)		52%		%	%
Stone Point Capital(2)		29%
RJC GIS Holdings, LLC(3)		19%
Directors and Named Executive Officers
Guy Abramo		—
Thomas Spaeth		—
Conal Thompson		—
Scott Collins		—
Brian Copple		—
Chelsea Pyrzenski		—
Stephen Girdler		—
James Carey		—
Mark Dzialga		—
Peter Fasolo, Ph.D.		—
Mark Garrett		—
James Matthews		—
Peter Munzig		—
Mike Peel		—
Jill Smart		—
Lisa Troe		—
Directors and executive officers as a group ( individuals)		—		%	%
______________
(1)Shares are held by General Atlantic (HRG) Collections, L.P. (“GA HRG Collections”), GAPCO AIV Interholdco (GS), L.P. (“GAPCO GS”) , GA AIV-1 B Interholdco (GS), L.P. (“GA AIV-B GS”), and GA AIV-1 A Interholdco (GS), L.P. (“GA AIV-A GS”). The limited partners of GA HRG Collections that share beneficial ownership of the shares held by GA HRG Collections are the following General Atlantic investment funds: General Atlantic Partners 100, L.P. (“GAP 100”) GAP Coinvestments CDA, L.P. (“GAPCO CDA”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, L.P. (“GAPCO IV”) and GAP Coinvestments V, LLC (“GAPCO V”). The limited partners of GAPCO GS that share beneficial ownership of the units held by GAPCO GS are indirectly held by GAPCO CDA, GAPCO III, GAPCO IV and GAPCO IV. The limited partners that share beneficial ownership of the shares held by GA AIV-A GS and GA AIV-B GS are the following GA investment funds: in the case of GA AIV-A GS, General Atlantic Partners AIV-1 A, L.P. (“GAP AIV-1 A”) and in the case of GA AIV-B GS, General Atlantic Partners AIV-1 B, L.P. (“GAP AIV-1 B”). General Atlantic (SPV) GP, LLC (“GA SPV”) is the general partner of GA HRG Collections, GAPCO GS, GA AIV-A GS and GA AIV-B GS. The general partner of GAP AIV-1 A, GAP AIV-1 B and GAP 100 is General Atlantic GenPar, L.P. (“GA GenPar”). The general partner of GA GenPar is General Atlantic LLC (“GA LLC”). GA LLC is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are nine members of the management committee of GA LLC (the “GA Management Committee”). GA LLC, GA GenPar, GA SPV, GAP 100, GAP AIV-1 A, GAP AIV-1 B, GAPCO III, GACO IV, GAPCO V, GAPCO CDA, GA AIV-B GS, GA AIV-A GS, GAPCO GS and GA HRG Collections (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities

Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of the shares held by GS GA HRG Collections, GAPCO GS, GA AIV-B GS , and GA AIV-A GS except to the extent that he has a pecuniary interest therein. The mailing address of the GA Group is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.
(2)Shares are held by Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P. (the “Trident VII Partnerships”). Trident Capital VII, L.P. (“Trident VII GP”) is the general partner of Trident VII, L.P., Trident VII Parallel Fund, L.P. and Trident VII DE Parallel Fund, L.P., and Stone Point GP Ltd. (“Professionals GP” and together with Trident VII GP, the “Trident GPs”) is the general partner of Trident VII Professionals Fund, L.P. Pursuant to certain management agreements, Stone Point Capital LLC, the investment manager of the Trident VII Partnerships, has received delegated authority by Trident VII GP relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of the Trident VII GP or a majority of the general partners of the Trident VII GP. Each of the directors appointed by the Trident VII Partnerships disclaims any beneficial ownership of any shares held by the Trident VII Partnerships except to the extent of his ultimate pecuniary interest. The mailing address of Stone Point Capital LLC is 20 Horseneck Lane, Greenwich, CT 06830.
(3)All of the interests in RJC GIS Holdings, LLC are held by (a) The Raymond W. Conrad Revocable Trust dated April 17, 2009, of which Raymond Conrad is trustee; (b) The Jeanne S. Conrad Revocable Trust dated April 17, 2009, of which Jeanne Conrad is trustee; (c) The RWC Family Trust, of which Jeanne Conrad is trustee; and (d) the JSC Family Trust, of which Raymond Conrad is trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Stockholders Agreement
In connection with this offering, we will enter into a Stockholders Agreement with the Principal Stockholders that provides the Principal Stockholders each the right to designate nominees for election to our Board. The Principal Stockholders may also assign their designation rights under the Stockholders Agreement to an affiliate.
The Stockholders Agreement will provide (x) investment funds managed by General Atlantic the right to designate: (i) a majority of the nominees for election to our Board for so long as such funds beneficially own at least 40% of our common stock then outstanding; (ii) three of the nominees for election to our Board for so long as such funds beneficially own at least 30% but less than 40% of our common stock then outstanding; (iii) two of the nominees for election to our Board for so long as such funds beneficially own at least 20% but less than 30% of our common stock then outstanding; and (iv) one of the nominees for election to our Board for so long as such funds beneficially own at least 10% but less than 20% of our common stock then outstanding and (y) investment funds managed by Stone Point the right to designate: (i) two of the nominees for election to our Board for so long as such investment funds and their affiliates beneficially own at least 20% of our common stock then outstanding and (ii) one of the nominees for election to our Board for so long as such investment funds and their affiliates beneficially own at least 10% but less than 20% of our common stock then outstanding. In each case, the Principal Stockholders’ nominees must comply with applicable law and stock exchange rules.
Until such time as the investment funds managed by General Atlantic cease to beneficially own at least 10% of our common stock then outstanding, such funds will have the right to designate at least one member of each committee of the Board; provided, that any such designee shall be a director and shall be eligible to serve on the applicable committee under applicable law or stock exchange listing standards, including any applicable independence requirements. In addition, the Principal Stockholders shall be entitled to designate the replacement for any of their board designees whose board service terminates prior to the end of the director’s term regardless of the applicable Principal Stockholder’s beneficial ownership at such time.
Additionally, as long as the investment funds managed by General Atlantic beneficially own at least 25% of our common stock then outstanding, the prior written consent of such funds will be required prior to taking the following actions:
(a)any acquisition or disposition where aggregate consideration is greater than $250,000,000 in a single transaction or series of related transactions;
(b)any transaction in which any person or group acquires more than 50% of our then outstanding capital stock or the power to elect a majority of the members of the Board;
(c)any incurrence or refinancing of indebtedness of the Company and our subsidiaries to the extent such incurrence or refinancing would result in the Company and our Subsidiaries having indebtedness in excess of $750,000,000 in the aggregate;
(d)hiring or termination of our chief executive officer;
(e)any increase or decrease in the size of the Board;
(f)any reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up;
(g)any repurchase or redemption of capital stock of the Company (other than on a pro rata basis or pursuant to an open market plan approved by the Board);
(h)any payment or declaration of dividends on capital stock of the Company;
(i)any entry into a joint venture involving amounts in excess of $50,000,000;

(j)any amendment to the governing documents of the Company if such change is adverse to the rights of the investment funds managed by General Atlantic (including, for the avoidance of doubt, the advance waiver of corporate opportunities); or
(k)adoption of a poison pill or similar rights plan.
The foregoing rights of the Principal Stockholders under the Stockholders Agreement will terminate with respect to a Principal Stockholder at such time as such Principal Stockholder owns less than 5% of our common stock then outstanding.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with the Principal Stockholders and certain other stockholders (the “Applicable Holders”). The Principal Stockholders will be entitled to request that we register the Principal Stockholders’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may in certain circumstances be “shelf registrations,” and such other stockholders will be entitled to participate in such offerings on a pro rata basis. The Applicable Holders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay the expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by the Applicable Holders and their affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or repurchased by us or our subsidiaries. In addition, any Registrable Securities held by a person other than the Principal Stockholders and their affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.
Income Tax Receivable Agreement
In connection with this initial public offering, we will enter into a TRA pursuant to which our existing equityholders will have the right to receive payment by us of 85% of the benefits, if any, that we realize, or are deemed to realize (calculated using certain assumptions), as a result of savings in U.S. federal, state and local income taxes that we and our subsidiaries realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the recognition of the Pre-IPO Tax Benefits. Actual tax benefits realized by us may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including assumptions relating to state and local income taxes, to calculate tax benefits.
Following our initial public offering, we expect to be able to utilize the Pre-IPO Tax Benefits. We expect that the Pre-IPO Tax Benefits will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.
For purposes of the TRA, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the utilization of the Pre-IPO Tax Benefits subject to the TRA. The term of the TRA will commence upon consummation of this initial public offering and will continue until all relevant Pre-IPO Tax Benefits have been utilized, accelerated or expired.
Our existing equityholders (or their transferees and assignees) as our counterparties under the TRA will not reimburse us for any payments previously made if such Pre-IPO Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the TRA that are greater than our and our subsidiaries’ actual cash tax savings.
While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we and our subsidiaries generate in the future, and our and our subsidiaries’ use of the Pre-IPO Tax Benefits, and estimating the amount and timing of payments that may become due under the TRA is by its nature imprecise, we expect that during the term of the TRA, the payments that we may make could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, we expect that future payments under the TRA will aggregate to between $          million and $           million, ranging from approximately $           million and $            million per year over the next            years. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our            fiscal year.
Payments under the TRA will be based on the tax reporting positions that we determine, and the IRS, or another tax authority may challenge all or part of our net operating losses, existing tax basis or other tax attributes or benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any issue that would cause the IRS to challenge our net operating losses, existing tax basis or other tax attributes or benefits for which payments are made under the TRA, if the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the TRA, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of our existing equityholders (or their transferees or assignees). The interests of our existing equityholders (or their transferees or assignees) in any such challenge may differ from or conflict with our interests and our then-current stockholders’ interests, and our existing equityholders (or their transferees or assignees) may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to our existing equityholders (or their transferees or assignees) under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made to our existing equityholders (or their transferees or assignees) are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to our existing equityholders (or their transferees or assignees) will be netted against any future cash payments that we might otherwise be required to make to our existing equityholders (or their transferees or assignees) under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to our existing equityholders (or their transferees or assignees) for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the TRA until any such challenge is finally settled or determined. Moreover, the excess cash payments we previously made under the TRA could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS, any other taxing authority or a court will not disagree with our tax reporting positions. As a result, payments could be made under the TRA significantly in excess of any tax savings that we realize in respect of the tax attributes with respect to our existing equityholders (or their transferees or assignees) that are the subject of the TRA.
In addition, the TRA will provide that in the case of a change in control or the material breach of our obligations under the TRA, we are required to make a payment to our existing equityholders (or their transferees or assignees) in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of            , which may differ from our, or a potential acquirer’s, then-current cost of capital) under the TRA, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the TRA could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the TRA may result in situations where our existing equityholders (or their transferees or assignees) have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the TRA that are substantial and in excess of our, or a potential acquirer’s, actual cash savings in income tax.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the TRA. For example, an earlier disposition of assets resulting in an accelerated use of existing basis or available net operating losses may accelerate payments under the TRA and increase the present value of such payments. Such effects may result in differences or conflicts of interest between the interests of our existing equityholders (or their transferees or assignees) and the interests of other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. Although the Credit Agreement generally restricts distributions from our subsidiaries to us, it contains provisions which allow certain distributions which we believe will be sufficient to cover our payment obligations under the TRA. However, we may choose to utilize certain permitted distribution flexibility contained in our Credit Agreement for other purposes, in which case our subsidiaries may be restricted from making distributions to us, which could affect our ability to make payments under the TRA. In addition, we may, in the future, refinance the Credit Agreement, incur additional debt obligations or enter into other financing transactions on terms that may not be as favorable as our current Credit Agreement. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries. To the extent we are unable to make payments under the agreement for any reason (including because our credit agreement restricts the ability of our subsidiaries to make distributions to us), under the terms of the TRA such payments will be deferred and accrue interest at a per annum rate of            until paid. If we are unable to make payments due to insufficient funds, such payments may be deferred indefinitely while accruing interest at a per annum rate of             . These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made.
Related Party Operating Lease
On July 12, 2018, we entered into an operating lease for office space with RJC GIS Holdings, LLC, which owned 19% of our outstanding equity interests before this offering (see “Principal Stockholders”). Ray Conrad, together with his wife, is the beneficial owner of RJC GIS Holdings, LLC, and was a member of our board until his resignation effective April 8, 2021. The lease provides for an initial term ending on July 11, 2021, with six options to renew for an additional year. We exercised the first renewal option. Rent in the amount of $6.0 million for the initial term of the lease was prepaid on July 12, 2018, and the rent is $0.6 million per year for each of the six optional renewal years.
Other Transactions with Affiliates
Certain transactions with our affiliated entities are considered related party transactions. Our affiliates include various entities owned by the same entities that hold ownership in us. Transactions with related parties consist primarily of revenues from background searches and costs incurred for benefits and advisory services obtained from such parties. Purchases from related parties are recorded in selling, general and administrative expense in the Company’s consolidated statements of operations. Both the revenue and purchase related party transactions are immaterial for the years ended December 31, 2020 and 2019.
Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.
Policies and Procedures for Related Party Transactions
Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.
For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our Board or Audit Committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to our Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.
The policy will also provide that our Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK
General
Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $              per share, and              shares of undesignated preferred stock, par value $             per share. After the consummation of the Corporate Reorganization, the Stock Split and this offering and the use of proceeds therefrom, we expect to have           shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.
Common Stock
Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.
Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.
Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights. Our common stock will be neither convertible nor redeemable.
Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Preferred Stock
Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.
Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws
Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

These provisions include:
Classified Board. Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have eleven members.
Stockholder Action by Written Consent. Our certificate of incorporation will preclude stockholder action by written consent at any time when the investment funds managed by General Atlantic beneficially own, in the aggregate, less than 40% in voting power of our outstanding common stock.
Special Meetings of Stockholders. Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our stockholders may be called pursuant to a written resolution adopted by a majority of the Board provided, however, at any time when the investment funds managed by General Atlantic beneficially own at least 40% of our outstanding common stock, special meetings of our stockholders shall also be called by the chair of our Board at the written request of such funds. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Advance Notice Procedures. Our bylaws will establish advance-notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, such advance notice procedure will not apply to the investment funds managed by General Atlantic. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by the Principal Stockholders pursuant to the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.
Removal of Directors. Our certificate of incorporation will provide that (i) so long as the investment funds managed by General Atlantic beneficially own at least 40% of our outstanding common stock, directors may be removed with or without cause by the stockholders upon an affirmative vote of holders of a majority in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting as a single class and (ii) if such funds beneficially own less than 40% of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.
Vacancies. Our certificate of incorporation will also provide that (i) so long as the investment funds managed by General Atlantic beneficially own at least 40% of our outstanding common stock, stockholders or the Board may fill vacancies of the Board and (ii) if such funds beneficially own less than 40% of our outstanding common stock, the Board shall have the sole authority to fill vacancies, subject to the designation rights of such funds.
Supermajority Approval Requirements
Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. Any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require (i) the affirmative vote of the holders of at least 50% in voting power of all of the then outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, so long as investment funds managed by General Atlantic beneficially own at least 40% of the outstanding shares of common stock of the Company and (ii) the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if such funds beneficially own less than 40% of the outstanding shares of common stock of the Company.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our certificate of incorporation will provide that the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded (i) only by the affirmative vote of the holders of at least 50% in voting power of all of the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, so long as investment funds managed by General Atlantic beneficially own at least 40% of the outstanding shares of common stock of the Company and (ii) only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if such funds beneficially own less than 40% of the outstanding shares of common stock of the Company:
• the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;
•the provisions providing for a classified board of directors (the election and term of our directors);
•the provisions regarding resignation and removal of directors;
•the provisions regarding entering into business combinations with interested stockholders;
•the provisions regarding stockholder action by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding filling vacancies on our Board and newly created directorships;
•the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;
•the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.
The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Business Combinations. Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.
We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our certificate of incorporation will provide that the Principal Stockholders and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds any such exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Principal Stockholders or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1)

engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Principal Stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is              . The transfer agent’s address is            and its phone number is
Listing
We have applied to list our common stock on          under the symbol “          .”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of          , 2021, we will have          outstanding shares of our common stock, after giving effect to the Corporate Conversion, the Stock Split and the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares.
Of the shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering, shares of common stock issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.
The remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.
Lock-up Agreements
We, each of our directors and executive officers and other stockholders owning all of our common stock, have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with the Principal Stockholders. The Principal Stockholders will be entitled to request that we register the Principal Stockholders’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” The Principal Stockholders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay the Principal Stockholders’ expenses in connection with the Principal Stockholders’ exercise of these rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” The Principal Stockholders’ shares will represent approximately          % of our outstanding common stock after this offering, or           % if the underwriters exercise their option to purchase additional shares in full.

Rule 144
In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately              shares immediately after this offering; and (2) the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Equity Incentive Plans
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to the EIP, the Omnibus Incentive Plan and the ESPP. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws (including estate and gift tax laws), and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the U.S.;
•persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities or currencies;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below); and
•“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds).
If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships or such arrangements holding our common stock and partners or arrangements in such partnerships are urged to consult their tax advisors regarding the purchase, ownership and disposition of shares of our common stock.
THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY HOLDER

OR PROSPECTIVE HOLDER OF OUR COMMON STOCK. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSIDERATIONS RELATED TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX) OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the U.S.;
•a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and one or more “United States” persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts in excess of amounts treated as a dividend for U.S. federal income tax purposes will constitute a return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its common stock. Any amounts in excess of distributions treated as a dividend or return of capital will be treated as capital gain and will be taxed as described below under “Sale or Other Taxable Disposition.”
Subject to the discussions below on effectively connected income, amounts paid to a Non-U.S. Holder treated as a dividend for U.S. federal income tax purposes will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN, W-8BEN-E or other applicable documentation (or, in each case, an appropriate successor form) certifying qualification for the applicable income tax treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or an appropriate successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will generally include such effectively connected dividends.
Non-U.S. Holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions below on backup withholding and the FATCA (as defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will generally include such effectively connected gain.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by capital losses of the Non-U.S. Holder allocable to U.S. sources, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period for our common stock. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form

W-8BEN, W-8BEN-E or W-8ECI (or, in each case, an appropriate successor form) or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be recovered as a refund or allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) in the case of a foreign financial institution, certain diligence and reporting obligations are undertaken, (2) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each of its direct and indirect substantial United States owners, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Proposed Treasury Regulations, which taxpayers may rely upon until final regulations are issued, eliminate withholding under FATCA on payments of gross proceeds.
Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement, dated                    , 2021, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC are acting as representatives, the following respective numbers of the shares of common stock.

Underwriter	Number of Shares
Credit Suisse Securities (USA)
Goldman Sachs & Co. LLC
Total
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $            per share. After the initial public offering, the representatives may change the public offering price and concession.
The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
We estimate that our out of pocket expenses for this offering excluding the underwriting discounts and commissions will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.
Our officers, our directors and substantially all of our other securityholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to the registration of our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.
We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
We will apply to list our shares of common stock on             , under the symbol “               ”.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that were considered in determining the initial public offering price included:
•the information presented in this prospectus and otherwise available to the underwriters;
•the history of, and prospects for, the industry in which we will compete;
•the ability of our management;
•the prospects for our future earnings;
•the present state of our development, results of operations and our current financial condition;
•the general condition of the securities markets at the time of this offering; and
•the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.
We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.
•Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, an affiliate of Credit Suisse Securities (USA) LLC is a lender under the Credit Agreements and may receive a portion of the net proceeds of this offering as a result of the application of such proceeds as described in “Use of Proceeds”.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions:
Notice to prospective investors in Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom, or a Relevant State, no common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(i)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(ii)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(iii)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
Notice to prospective investors in the United Kingdom
Each underwriter has represented and agreed that:
(i)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(ii)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.
Notice to Prospective Investors in Switzerland
We have not registered and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”), as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO, or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree, and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Notice to Prospective Investors in Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Dubai International Financial Centre
This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statements of HireRight GIS Group Holdings LLC as of December 31, 2020 and 2019, and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.
The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.
Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as free of charge on our website, https://www.hireright.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We will furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Members of HireRight GIS Group Holdings LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of HireRight GIS Group Holdings LLC and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of member’s equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Irvine, California
May 28, 2021

We have served as the Company’s auditor since 2018.

HireRight GIS Group Holdings LLC
Consolidated Balance Sheets

	December 31,
	2020	2019
	(in thousands, except unit amounts)
Assets
Current assets
Cash and cash equivalents	$19,077	$13,009
Restricted cash	4,982	8,171
Accounts receivable, net of allowance for doubtful accounts of $3,919 and $3,499 at December 31, 2020 and December 31, 2019, respectively	107,800	98,485
Prepaid expenses and other current assets	18,221	19,605
Total current assets	150,080	139,270
Property and equipment, net	17,486	23,908
Intangible assets, net	448,816	505,850
Goodwill	820,032	816,374
Other non-current assets	17,238	16,491
Total assets	$1,453,652	$1,501,893
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$24,608	$16,759
Accrued expenses and other current liabilities	56,809	47,517
Accrued salaries and payroll	23,125	13,607
Derivative instruments, short-term	18,258	8,246
Debt, current portion	8,350	8,350
Total current liabilities	131,150	94,479
Debt, long-term portion	1,013,397	1,008,161
Derivative instruments, long-term	35,317	24,737
Deferred taxes	13,567	10,487
Other non-current liabilities	3,334	2,921
Total liabilities	1,196,765	1,140,785
Commitments and contingencies (Note 14)
Class A Units - 912,933,942 units issued and outstanding at December 31, 2020 and 2019	590,711	590,711
Additional paid in capital	15,360	12,142
Accumulated deficit	(339,061)	(246,984)
Accumulated other comprehensive (loss) income	(10,123)	5,239
Total members’ equity	256,887	361,108
Total liabilities and members’ equity	$1,453,652	$1,501,893
The accompanying notes are an integral part of these consolidated financial statements.

HireRight GIS Group Holdings LLC
Consolidated Statements of Operations

	Year Ended December 31,
	2020	2019
	(in thousands, except units and per unit amounts)
Revenues	$540,224	$647,554

Expenses
Cost of services (excluding depreciation and amortization)	301,845	356,591
Selling, general and administrative	173,579	173,185
Depreciation and amortization	76,932	78,051
Total expenses	552,356	607,827
Operating (loss) income	(12,132)	39,727

Other expenses
Interest expense	75,118	81,036
Change in fair value of derivative instruments	—	26,393
Other expense, net	889	1,841
Total other expenses	76,007	109,270
Loss before income taxes	(88,139)	(69,543)
Income tax expense	3,938	920
Net loss	$(92,077)	$(70,463)

Net loss per unit:
Basic and diluted	$(0.10)	$(0.08)
Weighted average units outstanding:
Basic and diluted	912,933,942	912,933,942
The accompanying notes are an integral part of these consolidated financial statements.

HireRight GIS Group Holdings LLC
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2020	2019
	(in thousands)
Net loss	$(92,077)	$(70,463)

Other comprehensive (loss) income, net of tax
Unrealized (loss) gain on derivatives qualified for hedge accounting:
Unrealized (loss) gain on interest rate swap	(36,609)	8,850
Reclassification adjustments included in earnings (1)	16,017	(1,904)
Total unrealized (loss) gain	(20,592)	6,946
Currency translation adjustment, net of taxes of $6 and $0, respectively	5,230	4,414
Other comprehensive (loss) income	(15,362)	11,360
Comprehensive loss	$(107,439)	$(59,103)
________________
(1)Represents the reclassification of the effective portion of the gain or loss on the Company’s interest rate swap into interest expense.
The accompanying notes are an integral part of these consolidated financial statements.

HireRight GIS Group Holdings LLC
Consolidated Statements of Members’ Equity

	Class A Member Units Outstanding	Class A Member Unit Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Members’ Equity
	(in thousands, except unit amounts)
Balances, December 31, 2018	912,933,942	$590,711	$8,752	$(186,092)	$(6,121)	$407,250
Adjustment for adoption of new revenue recognition standard, net of tax	—	—	—	9,571	—	9,571
Net loss	—	—	—	(70,463)	—	(70,463)
Equity-based compensation	—	—	3,390	—	—	3,390
Other comprehensive income	—	—	—	—	11,360	11,360
Balances, December 31, 2019	912,933,942	590,711	12,142	(246,984)	5,239	361,108
Net loss	—	—	—	(92,077)	—	(92,077)
Equity-based compensation	—	—	3,218	—	—	3,218
Other comprehensive loss	—	—	—	—	(15,362)	(15,362)
Balances, December 31, 2020	912,933,942	$590,711	$15,360	$(339,061)	$(10,123)	$256,887
The accompanying notes are an integral part of these consolidated financial statements.

HireRight GIS Group Holdings LLC
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2020	2019
	(in thousands)
Cash flows from operating activities
Net loss	$(92,077)	$(70,463)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	76,932	78,051
Unrealized foreign exchange loss	709	443
Provision for bad debts	930	469
Deferred income taxes	2,903	683
Amortization of debt issuance costs	4,036	3,623
Amortization of contract assets	2,984	2,167
Loss on disposal of property and equipment	92	1,643
Change in fair value of derivatives	—	26,393
Equity-based compensation	3,218	3,390
Other non-cash charges	—	1,127
Changes in operating assets and liabilities, net of effect of businesses acquired:
Accounts receivable	(10,245)	3,834
Prepaid expenses and other current assets	1,408	2,686
Other non-current assets	(4,181)	(6,494)
Accounts payable	7,767	(3,291)
Accrued expenses and other current liabilities	12,020	(14,934)
Accrued salaries and payroll	9,518	(7,425)
Other non-current liabilities	412	128
Net cash provided by operating activities	16,426	22,030
Cash flows from investing activities
Purchases of property and equipment	(5,707)	(6,681)
Capitalized software development	(6,403)	(7,693)
Cash paid for acquisitions, net of cash acquired	(96)	(7,346)
Net cash used in investing activities	(12,206)	(21,720)
Cash flows from financing activities
Repayments of debt	(8,350)	(8,350)
Borrowings on line of credit	50,000	—
Repayments on line of credit	(40,000)	(5,000)
Payment of capital lease obligations	(446)	(531)
Payment of contingent consideration	(1,000)	—
Payment of holdbacks	(1,188)	(3,000)
Net cash used in financing activities	(984)	(16,881)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,236	(16,571)
Effect of exchange rates	(357)	(172)
Cash, cash equivalents and restricted cash
Beginning of year	21,180	37,923
End of year	$24,059	$21,180
Cash paid for
Interest	$71,043	$76,851
Income taxes	1,131	2,558
Supplemental schedule of non-cash investing and financing activities
Unpaid property and equipment purchases	$1,216	$561
The accompanying notes are an integral part of these consolidated financial statements.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
1. Organization, Basis of Presentation and Consolidation, and Significant Accounting Policies
Organization
HireRight GIS Group Holdings LLC (“HireRight” or the “Company’) was formed in July 2018 through the combination of two groups of companies: the HireRight Group and the GIS Group, each of which include a number of wholly owned subsidiaries that conduct the Company’s business in countries within the U.S. as well as outside the U.S. Since July 2018 the combined group of companies and their subsidiaries have operated as a unified operating company providing screening and compliance services, predominantly under the HireRight brand.
The combination of the two groups was accounted for as a business combination. The acquisition price was $1.4 billion and resulted in the recognition at time of purchase of total assets of $1.6 billion and total liabilities of $180.9 million and was principally financed through bank borrowings. The bank borrowings incurred are discussed further in Note 10 — Debt. The principal assets acquired were intangible assets of $576.8 million and goodwill of $790.5 million. The intangible assets acquired primarily were customer relationships, trade names and developed software.
Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiaries. The consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.
Significant Accounting Policies
Use of Estimates
Preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements. The Company believes that the estimates, judgments, and assumptions used to determine certain amounts that affect the financial statements are reasonable based upon information available at the time they are made. The Company uses such estimates, judgments and assumptions when accounting for items and matters such as, but not limited to, the allowance for doubtful accounts, customer rebates, impairment assessments and charges, recoverability of long-lived assets, deferred tax assets, uncertain tax positions, income tax expense, derivative instruments, fair value of debt, equity-based compensation expense, useful lives assigned to long-lived assets, and the stand alone selling price of performance obligations for revenue recognition purposes. Results and outcomes could differ materially from these estimates, judgments and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to the outbreak of a novel strain of the coronavirus (“COVID-19”).
In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, and created significant volatility and disruption in the financial and capital markets, which could negatively impact the Company’s customers’ access to working capital necessary to fund their operations, resulting in lower revenue for the Company. During the fourth quarter of 2020, a number of pharmaceutical companies successfully developed a COVID-19 vaccine, which received emergency use authorization from the US (“U.S”) Food and Drug Administration. Toward the end of the fourth quarter of 2020, the U.S. began a phased roll-out of the vaccine.
As a result of the COVID-19 pandemic and the effects it has had on the Company’s customers, revenue for the year ended December 31, 2020 decreased by approximately 16.6% year-over-year. Some industries represented in the Company’s customer base have not fully recovered as of December 31, 2020, and consequently the extent of the impact of the COVID-19 pandemic on the Company’s financial performance is still unknown and will depend on the success of the vaccines and the roll-out effort.
The Company assessed certain accounting matters that generally require consideration of forecasted financial information, together with information reasonably available, for the unknown future impacts of COVID-19 as of December 31, 2020 and through the date that these consolidated financial statements are available for issuance. The

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
accounting matters assessed included, but were not limited to, equity-based compensation, the carrying value of its long-lived assets, valuation allowances for tax assets and allowance for doubtful accounts. As a result of this assessment, the Company determined there was not a material impact to the Company’s accounting for estimates related to equity-based compensation, the carrying value of its long-lived assets, valuation allowances for tax assets and allowance for doubtful accounts. The full extent to which the COVID-19 pandemic will directly or indirectly impact business, results of operations and financial condition and the Company’s accounting estimates, will depend on future developments that are highly uncertain.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Due to the short maturity of these investments, the carrying values on the consolidated balance sheets approximate fair value. Fair value for cash and cash equivalents are Level 1 on the fair value hierarchy discussed below. Cash is held in highly-rated financial institutions. The Company reports receivables from credit card companies, if expected to be received within five days, in cash and cash equivalents.
Restricted Cash
Restricted cash represents cash that is not immediately available for general use due to certain legal requirements. As of December 31, 2020 and 2019, the Company had restricted cash of $1.1 million and $4.3 million, respectively, held in escrow for the benefit of former investors in the Company pursuant to the terms of the divestiture by the Company of a former affiliate in April 2018. A total of $3.9 million was held in escrow as of both December 31, 2020 and 2019 related to prior restructurings from predecessor entities.
Accounts Receivable and Allowance for Doubtful Accounts
The Company makes ongoing estimates related to the collectability of its accounts receivable. The Company maintains an allowance for estimated losses resulting from the assessment of uncollectible accounts and records accounts receivable at net realizable value. The Company’s estimates are based on a variety of factors, including the length of time receivables are past due, economic trends and conditions affecting its customer base, significant non-recurring events, and historical write-off experience.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the assets’ estimated useful lives, which are periodically reviewed. Leasehold improvements are stated at cost and amortized on a straight-line basis over their estimated economic useful lives or the lease term, whichever is shorter. The Company’s lease terms range from 2 to 15 years. The estimated useful lives for significant components of property and equipment are as follows:

Computer equipment and purchased software	3-5 years
Equipment	3-7 years
Furniture and fixtures	3-10 years
The useful lives are estimated based on historical experience with similar assets and considers anticipated technological changes. The Company periodically reviews these lives relative to physical factors, economic factors, and industry trends. If there are changes in the planned use of property and equipment or technological changes occur more rapidly than anticipated, the useful lives assigned may be adjusted resulting in a change in depreciation and amortization expense recognition or write-offs in the period in which such changes occur.
Expenditures for major renewals and betterments that extend the useful lives or capabilities of property and equipment are capitalized and depreciated over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and the related accumulated depreciation or amortization are removed from the consolidated balance sheets and any resulting gain or loss is recognized in the consolidated statements of operations.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Intangible Assets, Net
Intangible assets are carried at amortized cost. Such assets primarily consist of acquired contractual relationships, trade names, customer relationships, databases, developed software, and favorable lease contracts. Amortization is recorded using the straight-line method using estimated useful lives of the assets as shown below:

Customer relationships	9 years
Trade names	15 years
Databases	5 years
Developed software - for internal use	7 years
Favorable contracts	5-6 years
Intangible asset amortization expense is included in Depreciation and amortization expense in the consolidated statements of operations. The Company periodically reassesses the remaining useful lives of its intangible assets.
Developed Software-For Internal Use
The Company’s technology platform comprises a set of software-based systems and databases that work together in support of the specific risk management and compliance objectives of the Company’s customers. The Company’s customers and applicants access the Company’s global platform through HireRight Screening Manager and HireRight Applicant Center. The Company’s platform integrates through the HireRight Connect application programming interface (“API”) with third-party human capital management (“HCM”) systems, including Workday, IBM, Oracle, and SAP. The Company’s capitalized software development costs relate primarily to development of enterprise resource and order management software. Additionally, backgroundcheck.com serves as the Company’s self-service system for customers.
Developed software costs, including employee costs and costs incurred by third-parties, are capitalized as intangible assets during the application development stage. Costs incurred during subsequent efforts to significantly upgrade or enhance the functionality of the software are also capitalized. Software costs, including training and maintenance costs, incurred during the preliminary project and post implementation stages are expensed as incurred. The useful lives of developed software are generally 7 years. The useful lives are estimated based on historical experience and anticipated technological changes. If there are changes in the planned use of developed software or technological changes occur more rapidly than anticipated, the useful lives assigned may be adjusted resulting in a change in amortization expense recognition or write-offs in the period in which such changes occur. Amortization of software costs begins once the project is substantially complete and the software is ready for its intended use.
Long-Lived Assets
The carrying values of definite-lived long-lived assets, which include property and equipment and intangible assets subject to amortization, are evaluated for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the operating performance and future undiscounted cash flows of the assigned asset or asset groups to the underlying carrying value. Charges for impairment losses are recorded if the sum of expected undiscounted future cash flows is less than the carrying value of an asset or asset group. Any necessary write-downs are treated as permanent reductions in the carrying amount of the assets.
For the years ended December 31, 2020 and 2019, the Company did not identify any indicators of impairment, and no impairment of long-lived assets was recorded.
Goodwill
Goodwill is the excess of the purchase price paid over the fair value of the net assets acquired in a business combination and reflects expected benefits, such as synergies, the ability to access new markets or other favorable impacts. The Company evaluates goodwill for potential impairment annually on the last day of the fourth fiscal quarter, or more frequently if a triggering event has occurred. Significant judgment is involved in determining if an

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
indicator of impairment has occurred. Such indicators include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.
In testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its’ carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, it proceeds to a quantitative assessment. If the net book value of the reporting unit’s assets exceeds the reporting unit’s fair value, the goodwill is written down by such excess.
For the years ended December 31, 2020 and 2019, no impairment of goodwill was recorded.
Derivatives and Hedging Activities
The Company is exposed to variability in future cash flows resulting from fluctuations in interest rates related to its variable rate debt. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in interest rates, the Company uses interest rate swaps. The Company recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. Currently, the Company designates the interest rate swaps it has entered into as cash flow hedges of forecasted variable rate interest payments on certain debt principal balances.
For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive (loss) income and reclassified into interest expense in the same period or periods during which the hedged debt affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. The Company had no hedge ineffectiveness for the years ended December 31, 2020 and 2019.
The Company enters into interest rate derivative contracts with major banks and is exposed to losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.
Contingencies
The Company is periodically exposed to various contingencies in the ordinary course of conducting its business, including certain litigation, contractual disputes, employee relations matters, various tax or other governmental audits, and trademark and intellectual property matters and disputes. The Company records a liability for such contingencies to the extent that their occurrence is probable and the related losses are estimable. If it is reasonably possible that an unfavorable settlement of a contingency could exceed the established liability, the Company discloses the estimated impact on its liquidity, financial condition, and results of operations. As the ultimate resolution of contingencies is inherently unpredictable, these assessments can involve judgments about future events including, but not limited to, court rulings, negotiations between affected parties, and governmental actions. As a result, the accounting for loss contingencies relies heavily on management’s judgment in developing the related estimates and assumptions. Please see Note 14 — Commitments and Contingencies and Note 15 — Legal Proceedings for additional information regarding the Company’s contingencies and legal proceedings.
Revenue Recognition
The Company records revenue based on a five-step model in accordance with the Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). For the Company’s contracts with customers, the Company identifies the performance obligations, determines the transaction price, allocates the contract consideration to the performance obligations utilizing the standalone selling price (“SSP”) of each performance obligation, and recognizes revenue when the performance obligation is satisfied.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
The Company’s revenues are primarily derived from contracts to provide services. The Company considers the nature of these contracts and the types of services provided when it determines the proper accounting method for a particular contract. The Company transfers control and records revenue upon completion of the performance obligation.
The Company may provide rebate incentives, which are accounted for as variable consideration when determining the amount of revenue to recognize. Credits are estimated as revenue is earned and updated at the end of each reporting period if additional information becomes available. The Company uses the most likely amount method to determine that the variable consideration is properly constrained. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Changes to the Company’s estimated variable consideration were not material for the periods presented. The Company classifies its rebate incentives in accrued expenses and other current liabilities in the consolidated balance sheets.
For additional information regarding Revenue please see Note 16 — Revenue.
Costs to Obtain Contracts with Customers
Costs to obtain contracts with customers primarily consist of sales commissions paid to the Company’s sales force. The Company pays sales commissions based on each customer background screening report. The Company has elected the practical expedient in ASC 340-40 - “Other Assets and Deferred Costs”, which states that the Company may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.
Costs to Fulfill Contracts with Customers
The Company recognizes an asset for the incremental costs to fulfill contracts with customers, including, for example, salaries and wages incurred to set up the customer and service offerings integrated in its platform. Significant judgement is required to determine whether expenses are incremental and can be specifically identified, whether the costs enhance resources that will be used in satisfying future performance obligations, whether the costs are expected to be recoverable and determining the period over which future benefit is expected to be derived. The Company generally amortizes these costs on a straight-line basis over the expected period of benefit, which has been determined to be approximately seven years. The expected period of benefit was determined by taking into consideration the expected life of customer contracts and the useful life of the Company’s technology. Please see Note 4 — Prepaid Expenses and Other Current Assets, and Other Non-Current Assets for further information.
Cost of Services
The Company incurs costs in the creation, compiling and delivery of its services and service offerings, which are referred to as cost of services. Cost of services primarily consist of expenses to access databases, cost of direct labor to collect, compile and prepare background screening reports, and expenses to deliver the reports to customers. The Company incurs expenses to access data provided by multiple sources in the completion of its services, such as data from third-party providers, various governmental jurisdictions such as county level court records, educational institutions, public record sources and various other data sources. Cost of services does not include depreciation and amortization expenses.
Class A Member Units
Class A member units represent ownership interests held by our investors. The board of managers determined the best estimate of fair value of the Company’s member units exercising reasonable judgment and considering numerous objective and subjective factors. The board of managers determined the fair value of the Company’s member units by first determining the enterprise value of the business, and then allocating the value among the member units. The Company determined the enterprise value utilizing discounted cash flow (“DCF”) method under the income approach and the guideline public company (“GPC”) and merger and acquisition (“M&A”) methods under the market approach. The DCF method considered the Company’s projected cash flows, discount rate, and terminal value among other factors. In utilizing the GPC method, the Company selected a group of publicly-traded companies that are similar in size, industry, growth stage, or business model and for the M&A method, the Company

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
considered information available on recent transaction involving acquisitions of companies that are similar in size, industry or business model. The results of the methods were equally weighted between the income approach and the market approach. Within the market approach, the GPC method and M&A method were also equally weighted. The Company updates the valuation of member units as needed to account for significant changes. The fair value of the member units is further used in the evaluation of the equity-based awards below.
Equity-Based Compensation
The Company measures the cost of services received in exchange for equity instruments based on the grant date fair value of the award and recognizes that cost over the period during which an individual is required to provide service in exchange for the award, usually the vesting period. Performance-based member unit awards are earned based upon the Company’s performance against specified levels of cash-on-cash return to the Company’s investors as a multiple of invested capital. Compensation expense is updated for the Company’s expected performance targets at the end of each reporting period. The compensation expense is included as a component of selling, general and administrative expenses. The Company estimates the fair value of member unit-based awards on the date of grant using the Monte Carlo simulation method. Forfeitures are recognized as they occur. The Monte Carlo simulation method incorporates assumptions as to equity-unit price, volatility, the expected term of awards, a risk-free interest rate and dividend yield. In valuing awards, significant judgment is required in determining the expected volatility and the expected term of the awards.
Income Taxes
Deferred income tax assets and liabilities are estimated based on enacted tax laws in the jurisdictions where the Company conducts business. Deferred income tax assets and liabilities represent future tax benefits or obligations of the Company’s legal entities. These deferred income tax balances arise from temporary differences due to divergent treatment of certain items for accounting and income tax purposes.
Deferred income tax assets are evaluated to ensure that estimated future taxable income will be sufficient in character, amount, and timing to result in the use of the deferred income tax assets. “Character” refers to the type (capital gain vs. ordinary income) as well as the source (foreign vs. domestic) of the income generated. “Timing” refers to the period in which future income is expected to be generated. Timing is important because net operating losses (“NOLs”) in certain jurisdictions expire if not used within an established statutory time frame. Based on these evaluations, the Company determines whether it is more likely than not that expected future earnings will be sufficient to use its deferred tax assets. If the current estimates of future taxable income are not realized or subsequent estimates of taxable income change, the Company’s assessment could change and the release of a valuation allowance adjusting deferred tax assets to net realizable value could have a material impact on the consolidated statements of operations.
Judgments and estimates are required to determine income tax expense and deferred income tax valuation allowances and in assessing exposures related to income tax matters. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in the year in which the income tax rate change is enacted. Interest and penalties related to uncertain income tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related income tax benefits are recognized.
The Company accounts for uncertain tax positions by recognizing a tax benefit or liability at the largest amount that, in its judgment, is more than 50 percent likely to be realized or paid based on the technical merits of the position. The Company does not provide for income taxes on the undistributed earnings or losses of its non-U.S. subsidiaries. Management intends that undistributed earnings will be indefinitely reinvested. The Company records deferred income taxes on the temporary differences between the book and tax basis in domestic subsidiaries where required.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Fair Value Measurements
The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured at fair value.
The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:
Level 1    Quoted prices in active markets for identical assets and liabilities;
Level 2    Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; or
Level 3    Amounts derived from valuation models in which unobservable inputs reflect the reporting entity’s own assumptions about the assumptions of market participants that would be used in pricing the asset or liability, such as discounted cash flow models or valuations.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash, cash equivalents, restricted cash, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments.
The Company’s outstanding debt instruments are recorded at their carrying values in the consolidated balance sheets, which may differ from their respective fair values. The estimated fair value of the Company’s debt, which is Level 2 of the fair value hierarchy, is based on quoted prices for similar instruments in active markets or identical instruments in markets that are not active. Please see Note 10 — Debt for more information for fair value disclosures related to the Company’s debt.
The Company’s derivative instruments consist of interest rate swap contracts which are Level 2 of the fair value hierarchy and reported in the consolidated balance sheets as of December 31, 2020 and 2019 as derivative liabilities short-term and derivative liabilities long-term. Please see Note 11 — Derivative Instruments for more information.
The Company’s contingent consideration liability recorded in connection with the J-Screen acquisition is a Level 3 fair value liability. The Company recorded a liability of $1.0 million as of the acquisition date in October 2019 and as of December 31, 2019. Further, there were no changes to the fair value of the contingent consideration liability during the period subsequent to December 31, 2019 and through the date the Company paid the contingent consideration for $1.0 million in September 2020. Please see Note 3 — Business Combinations for more information.
Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash balances are placed with highly-rated financial institutions. Such cash balances may be in excess of the Federal Deposit Insurance Corporation insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographic regions. The Company generally does not require collateral to support accounts receivable. See Note 16 — Revenue for further information.
On an ongoing basis, the Company reviews the creditworthiness of counterparties to its derivative interest rate agreements and does not expect to incur a significant loss from failure of any counterparties to perform under the agreements as they are highly-rated financial institutions.
The Company’s interest-bearing borrowings are subject to interest rate risk. The Company uses derivative financial instruments in the form of interest rate swaps to convert its variable rate outstanding debt to fixed rates. The derivative financial instruments hedge U.S. dollar designated debt.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Foreign Currency
The Company’s consolidated financial statements are reported in United States Dollars (“USD”). Changes in foreign currency exchange rates have a direct effect on the Company’s consolidated financial statements because the Company translates the operating results and financial position of its foreign subsidiaries to USD using current period foreign exchange rates. As a result, comparisons of reported results between reporting periods may be impacted due to differences in the exchange rates in effect at those times.
The functional currencies of the Company’s foreign subsidiaries are the currency of the primary economic environment in which its subsidiaries operate, generate and expend cash, and consist primarily of the Euro, the Pound Sterling and the Polish Zloty. The statement of operations of the Company’s foreign subsidiaries are translated into USD using the average exchange rates for each reporting period. The balance sheets of the Company’s foreign subsidiaries are translated into USD using the period-end exchange rates. The resulting differences are recorded in the Company’s consolidated balance sheets within accumulated other comprehensive (loss) income as a currency translation adjustment.
COVID-19
In response to the COVID-19 pandemic, the U.S. government, and other global governments, enacted legislation to enable employers to retain employees during the pandemic. Such legislation provided for certain tax incentives in the U.S. and for wage support in certain other countries in which the Company operates. The Company records government incentives and support as a reduction to the related expense in its consolidated statements of operations. With respect to tax incentives enacted in the U.S., the Company has recorded a reduction to its employer payroll tax expense of approximately $1.2 million in 2020 included in its cost of services and $0.8 million in selling, general and administrative expenses and reduced its employer payroll tax liability. The Company will be required to pay the employer payroll tax liability pursuant to legislation in two installments with half of the amount to be paid by December 31, 2021 and by December 31, 2022. The current and non-current portions of these deferred payroll tax amounts were included in accrued expenses and other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Wage support received during the year ended December 31, 2020 applicable to international locations amounted to approximately $0.4 million of cash payments and was recorded as a reduction to selling, general and administrative expenses in the consolidated statements of operations.
2. Recently Issued Accounting Pronouncements
Recently Issued Accounting Pronouncements Adopted
Accounting Pronouncements Adopted in 2019
In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, “Business Combinations (Topic 805)”: Clarifying the Definition of a Business (“ASU-2017-01”). ASU 2017-01 amends the guidance used in evaluating whether a set of acquired assets and activities represents a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets; if so, the set of transferred assets and activities is not considered a business. The guidance is effective for the Company for annual periods beginning after December 15, 2018. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material impact on the consolidated financial statements.
In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815)”: Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The amendments in ASU 2017-12 provide targeted improvements to the accounting for hedging activities to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The adoption of ASU 2017-12 will become effective for annual periods beginning after December 15, 2020, although early adoption is permitted. This guidance must be applied on a prospective basis. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material impact on the consolidated financial statements.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 606”), and has subsequently issued several supplemental and/or clarifying ASUs (collectively, “ASC 606” or “Topic 606”), which prescribes a comprehensive new revenue recognition standard that supersedes previously existing revenue recognition guidance. The new model provides a five-step analysis in determining when and how revenue is recognized. The core principle of the new guidance is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard also requires new, expanded disclosures regarding revenue recognition. The standard allows for initial application to be performed retrospectively to each period presented or as a modified retrospective adjustment as of the date of adoption. ASC 606 also provides for certain practical expedients, including the option to expense as incurred the incremental costs of obtaining a contract, if the contract period is for one year or less, and policy elections regarding shipping and handling that provides the option to account for shipping and handling costs as contract fulfillment costs.
The Company adopted ASC 606 effective January 1, 2019 using the modified retrospective method. The Company elected to apply ASC 606 to all active contracts as of the adoption date. Adoption of the new standard resulted in changes to its accounting policies for revenue recognition. Application of the modified retrospective method resulted in a charge to accumulated deficit of $9.6 million on the consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), related to the classification of certain cash receipts and cash payments for the statement of cash flows. The guidance updates the classification for eight specific cash flow items, including debt prepayment or debt extinguishment costs and contingent consideration made after a business combination. The standard is effective for the Company for annual periods beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material impact on the consolidated financial statements.
In December 2018, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). The guidance removes certain exceptions to the general principles of Accounting Standards Codification Income Taxes (Topic 740) (“ASC 740”) in order to reduce the cost and complexity of its application. In addition, the ASU improves consistency and simplifies GAAP in several areas of ASC 740 by clarifying and amending existing guidance. The guidance is effective for the Company for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted in interim or annual periods for which financial statements have not yet been issued, with any adjustments reflected as of the beginning of the fiscal year of adoption. Entities that elect early adoption must adopt all the amendments in the same period. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material impact on the consolidated financial statements.
Accounting Pronouncements Adopted in 2020
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), to simplify fair value measurement disclosure requirements. The new provisions eliminate the requirements to disclose (1) transfers between Level 1 and Level 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels, and (3) the valuation processes for Level 3 fair value measurements. The FASB also modified disclosure requirements of Level 3 fair value measurements. The Company adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material impact on the consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) related to the reporting of leases. The guidance requires recognition of most leases on the balance sheet as a right-of-use asset and a lease liability. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” which deferred adoption until periods after December 15, 2020. In June 2020, the FASB issued ASU 2020-05, “Topic 606 and Topic 842: Effective Dates for

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Certain Entities”, which defers the effective date of ASU 2016-02 for one year for entities in the “all other” category. Therefore, the standard is now effective for the Company for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted.
While the Company continues to assess all of the effects of the new standard, the Company expects the adoption of ASU 2016-02 to result in recognition of right-of-use assets and lease liabilities in the Company’s consolidated balance sheet, and new disclosures in the footnotes to the Company’s consolidated financial statements. The Company is unable to quantify the impact on the consolidated financial statements at this time.
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The guidance is effective for the Company for annual periods beginning after December 15, 2020 and interim periods within those fiscal years. ASU 2019-10 delayed the effective date for this guidance until the fiscal year beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, “Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (“ASU 2018-15”), which clarifies the accounting for implementation costs in cloud computing arrangements. The guidance is effective for the Company for annual periods beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides temporary, optional practical expedients and exceptions to enable a smoother transition to the new reference rates which will replace LIBOR and other reference rates expected to be discontinued. The new guidance is effective at any time after March 12, 2020 but no later than December 31, 2022. The Company is currently evaluating the impact of this standard on the consolidated financial statements.
3. Business Combinations
On October 1, 2019, the Company completed its acquisitions of J-Screen K.K. (“J-Screen”) and PeopleCheck Pty Ltd. (“PeopleCheck”), based in Tokyo, Japan and Newcastle, Australia, respectively. The Company acquired 100% of the equity interests in both J-Screen and PeopleCheck. The financial results of the entities have been included in the Company’s consolidated financial statements beginning on the respective date of acquisition. The purpose of the acquisitions was to expand the Company’s customer base and strengthen its global services and its presence in the Asia Pacific region.
The aggregate acquisition-date fair value of the consideration transferred for these acquisitions totaled $11.9 million. The acquisitions were accounted for as acquisitions of businesses. The following table summarizes the consideration paid and the assets and liabilities acquired.

October 1, 2019
(in thousands)
Cash paid	$9,630
Contingent consideration and holdback	2,284
Consideration transferred	$11,914

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
The following table presents the allocation of the fair value of consideration transferred:

October 1, 2019
(in thousands)
Cash and cash equivalents	$2,172
Accounts receivable	881
Other assets	16
Property and equipment	64
Intangible assets - customer relationships	4,748
Goodwill	5,950
Total assets acquired	13,831
Accounts payable and accrued expenses	506
Deferred tax liabilities	1,411
Total liabilities assumed	1,917
Total	$11,914
The Company determined the acquisition-date fair value of the customer relationship intangible assets using the multi-period excess earnings model, which is a variation of the income approach that estimates the value of the assets based on the present value of the incremental after-tax cash flow attributable only to the intangible assets. Customer relationships are amortized over a nine year estimated useful life. The Company determined the acquisition-date fair value of the contingent consideration liability, based on the likelihood of cash payment related to the contingent earn-out clauses, as part of the consideration transferred and recorded $1.0 million at its estimated acquisition-date fair value in other current liabilities in the consolidated balance sheet as of December 31, 2019. The contingent consideration was paid in September 2020. The J-Screen purchase agreement included a $1.0 million holdback due no later than 10 days following the first anniversary of the closing date, which was included in other current liabilities in the consolidated balance sheet as of December 31, 2019 and paid in September 2020. In February 2020, the Company paid working capital adjustment of $0.1 million for the J-Screen acquisition. The PeopleCheck purchase agreement included a $0.2 million holdback due on the first anniversary of the closing date, which was included in other current liabilities in the consolidated balance sheet at December 31, 2019 and paid in September 2020.
The goodwill recorded as a result of these acquisitions is due to an excess of purchase price in relation to the fair value of the assets and liabilities acquired and is attributable to the benefits the Company expects to derive from expected synergies from the transactions, including opportunities within new markets and more efficient fulfillment of customer orders. None of the goodwill is deductible for tax purposes.
During the year ended December 31, 2019, the Company paid a $3.0 million holdback related to an acquisition which occurred in February 2018.
Revenue and earnings of the entities acquired were not presented as the acquisitions were not considered material to the consolidated financial statements.
4. Prepaid Expenses and Other Current Assets, and Other Non-Current Assets
The components of prepaid expenses and other current assets were as follows:

	December 31,
	2020	2019
	(in thousands)
Prepaid software licenses and maintenance	$13,053	$12,195
Prepaid rent	2,813	2,718
Other prepaid expenses and current assets	2,355	4,692
Total prepaid expenses and other current assets	$18,221	$19,605

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
The components of other non-current assets were as follows:

	December 31,
	2020	2019
	(in thousands)
Contract implementation costs	$15,768	$12,843
Other non-current assets	1,470	3,648
Total other non-current assets	$17,238	$16,491
Interest expense includes the amortization of $0.4 million and $0.4 million of debt issuance costs for the Company’s revolving credit agreement for the years ended December 31, 2020 and 2019, respectively, which are recorded in other non-current assets on the Company’s consolidated balance sheets. Please see Note 16 — Revenue for further discussion on contract implementation assets.
5. Property and Equipment, Net
Property and equipment, net consisted of the following:

	December 31,
	2020	2019
	(in thousands)
Computer equipment and purchased software	$53,102	$49,491
Equipment	2,965	2,955
Furniture and fixtures	6,052	5,402
Leasehold improvements	7,482	5,262
Construction in progress	875	1,727
Total	70,476	64,837
Less: Accumulated depreciation and amortization	(52,990)	(40,929)
Total property and equipment, net	$17,486	$23,908
The Company is contractually obligated, under certain of its lease agreements, to restore certain office facilities back to their original condition. Asset retirement obligations were not material to the consolidated balance sheets as of December 31, 2020 or 2019.
Depreciation expense for the years ended December 31, 2020 and 2019 was $12.0 million and $14.3 million, respectively. Loss on disposal for the year ended December 31, 2020 and 2019 was $0.1 million and $1.6 million respectively, primarily related to leasehold improvements, which is included in Other expense in the consolidated statements of operations.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
6. Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31, 2020
	Gross	Accumulated Amortization	Net
	(in thousands)
Customer relationships	$433,410	$(119,971)	$313,439
Trade names	105,401	(17,567)	87,834
Developed software - for internal use	75,605	(30,611)	44,994
Databases	2,959	(1,180)	1,779
Favorable contracts	1,497	(727)	770
Total intangible assets, net	$618,872	$(170,056)	$448,816

	December 31, 2019
	Gross	Accumulated Amortization	Net
	(in thousands)
Customer relationships	$431,402	$(71,643)	$359,759
Trade names	105,401	(10,540)	94,861
Developed software - for internal use	69,560	(21,258)	48,302
Databases	2,515	(637)	1,878
Favorable contracts	1,497	(447)	1,050
Total intangible assets, net	$610,375	$(104,525)	$505,850
Total amortization expense for intangible assets was $64.9 million and $63.7 million for the years ended December 31, 2020 and 2019, respectively. Amortization expense related to developed software was $9.4 million and $8.5 million for the years ended December 31, 2020 and 2019, respectively.
The Company capitalized $6.1 million and $7.1 million of software development costs for the years ended December 31, 2020 and 2019, respectively.
At December 31, 2020, the weighted average remaining useful life of intangible assets subject to amortization was approximately 7.5 years.
The estimated future amortization expense related to intangible assets as of December 31, 2020 was as follows:

Year Ended December 31,
(in thousands)
2021	$64,162
2022	64,152
2023	63,972
2024	63,611
2025	63,398
Thereafter	129,521
Total amortization	$448,816

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
7. Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 were as follows:

(in thousands)
Balance as of December 31, 2018	$807,685
Foreign currency translation	2,835
Business combinations	5,854
Balance as of December 31, 2019	816,374
Foreign currency translation	3,562
Measurement period adjustment	96
Balance as of December 31, 2020	$820,032
8. Accrued Expenses and Other Current Liabilities
The components of accrued expenses and other current liabilities were as follows:

	December 31,
	2020	2019
	(in thousands)
Accrued data and direct labor costs	$20,064	$21,228
Litigation settlements - See Note 15	12,916	—
Holdbacks, contingent consideration and claims reserves(1) (2)	5,215	10,433
Other	18,614	15,856
Total accrued expenses and other current liabilities	$56,809	$47,517
______________
(1)Includes holdbacks and contingent considerations resulting from business combinations.
(2)As of December 31, 2020 and 2019, the Company had $1.1 million and $4.3 million, respectively, held in escrow for the benefit of former investors in the Company pursuant to the terms of the divestiture by the Company of a former affiliate in April 2018. A total of $3.9 million was held in escrow as of both December 31, 2020 and 2019 related to prior restructurings from predecessor entities.
9. Accrued Salaries and Payroll
The components of accrued salaries and payroll were as follows:

	December 31,
	2020	2019
	(in thousands)
Wages, benefits and taxes	$14,719	$13,607
Accrued bonus	8,406	—
Total accrued salaries and payroll	$23,125	$13,607

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
10. Debt
The components of debt were as follows:

	December 31,
	2020	2019
	(in thousands)
First Lien Term Loan Facility	$816,213	$824,563
Second Lien Term Loan Facility	215,000	215,000
Revolving Credit Facility	10,000	—
Total debt	1,041,213	1,039,563
Less: Original issue discount	(4,499)	(5,266)
Less: Unamortized debt issuance costs	(14,967)	(17,786)
Less: Current portion of long-term debt	(8,350)	(8,350)
Long-term debt, less current portion	$1,013,397	$1,008,161
On July 12, 2018, the Company entered into the following credit arrangements:
•a first lien senior secured term loan facility, in an aggregate principal amount of $835.0 million,     maturing on July 12, 2025 (the “First Lien Term Loan Facility”);
•a first lien senior secured revolving credit facility, in an aggregate principal amount of up to $100.0 million, including a $40.0 million letter of credit sub-facility, maturing on July 12, 2023 (the “Revolving Credit Facility” and, together with the First Lien Term Loan Facility, the “First Lien Facilities”); and
•a second lien senior secured term loan facility, in an aggregate principal amount of $215.0 million, maturing on July 12, 2026 (the “Second Lien Term Loan Facility” and, together with the First Lien Facilities, the “Senior Facilities”).
First Lien Facilities
The Company is required to make scheduled quarterly payments equal to 0.25% of the aggregate initial outstanding principal amount of the First Lien Term Loan Facility, or approximately $2.1 million per quarter, with the remaining balance payable at maturity.
The Company may make voluntary prepayments on the First Lien Term Loan Facility at any time prior to maturity at par.
The Company is required to make prepayments on the First Lien Term Loan Facility with the net cash proceeds of certain asset sales, debt incurrences, casualty events and sale-leaseback transactions, subject to certain specified limitations, thresholds and reinvestment rights. Additionally, the Company is required to make annual prepayments on the outstanding First Lien Term Loan Facility with a percentage (subject to leverage-based reductions) of the Company’s excess cash flow, as defined therein, if the excess cash flow exceeds a certain specified threshold. For the years ended December 31, 2020 and 2019, the Company was not required to make an annual prepayment under the First Lien Term Loan Facility based on the Company’s excess cash flow.
The First Lien Term Loan Facility has an interest rate calculated as, at the Company’s option, either (a) LIBOR determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs (“LIBOR Reference Rate”) with a floor of 0.00% or (b) a base rate determined by reference to the highest of (i) the federal funds effective rate plus 0.50% per annum, (ii) the rate the Administrative Agent announces from time to time as its prime lending rate in New York City, and (iii) one-month adjusted LIBOR plus 1.00% per annum (“ABR”), in each case, plus the applicable margin of 3.75% for LIBOR loans and 2.75% for ABR loans, and is payable on each interest payment date, at least quarterly, in arrears. The applicable margin for borrowings under the Revolving Credit Facility is 3.00% for LIBOR loans and 2.00% for ABR loans, in each case, subject to adjustment pursuant to a leverage-based pricing grid. As of December 31, 2020,

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
the First Lien Term Loan Facility accrued interest at one-month LIBOR plus 3.75%, and the Revolving Credit Facility accrued interest at one-month LIBOR plus 3.00%.
The Company’s obligations under the First Lien Facilities are guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of the Company’s domestic wholly-owned material subsidiaries, as defined in the agreement, and are secured by first-priority security interests in substantially all of the assets of the Company and its domestic wholly-owned material subsidiaries, subject to certain permitted liens and exceptions.
As of December 31, 2020, the Company had approximately $84.9 million in available borrowing under the Revolving Credit Facility, after utilizing approximately $5.1 million for letters of credit. The Company is required to pay a quarterly fee of 0.50% on unutilized commitments under the Revolving Credit Facility, subject to adjustment pursuant to a leverage-based pricing grid. As of December 31, 2020, the quarterly fee on unutilized commitments under the Revolving Credit Facility was 0.50%.
Second Lien Term Loan Facility
The Company may make voluntary prepayments on the Second Lien Term Loan Facility at any time prior to maturity at par.
The Company is required to make prepayments on the Second Lien Term Loan Facility with the net cash proceeds of certain asset sales, debt incurrences, casualty events and sale-leaseback transactions, subject to certain specified limitations, thresholds and reinvestment rights, in each case to the extent permitted under the First Lien Facilities prior to the repayment in full and discharge thereof. Additionally, the Company is required to make annual prepayments on the outstanding Second Lien Term Loan Facility with a percentage (subject to leverage-based reductions) of the Company’s excess cash flow, as defined therein, if the excess cash flow exceeds a certain specified threshold, to the extent permitted under the First Lien Facilities prior to the repayment in full and discharge thereof. For the years ended December 31, 2020 and 2019, the Company was not required to make an annual prepayment under the Second Lien Term Loan Facility based on the Company’s excess cash flow.
The Second Lien Term Loan Facility has an interest rate calculated as, at the Company’s option, either (a) LIBOR with a floor of 0.00% or (b) ABR, in each case, plus the applicable margin of 7.25% for LIBOR loans and 6.25% for ABR loans, and is payable on each interest payment date, at least quarterly, in arrears. As of December 31, 2020, the Second Lien Term Loan Facility accrued interest at one-month LIBOR plus 7.25%.
The Company’s obligations under the Second Lien Term Loan Facility are guaranteed, jointly and severally, on a senior secured second-priority basis, by substantially all of the Company’s domestic wholly-owned material subsidiaries and are secured by second priority security interests in substantially all of the assets of the Company and its domestic wholly-owned material subsidiaries, subject to certain permitted liens and exceptions.
LIBOR
Given that one, three, six and twelve month USD LIBOR are available until the end of June 2023, the Company is evaluating the appropriate time to engage with the agent and lenders under the First Lien Term Loan Facility and Revolving Credit Facility and under the Second Lien Term Loan Facility with respect to modernizing the LIBOR provisions prior to June 2023. If the Company does not enter into amendments to its credit facilities to modernize the LIBOR provisions prior to the end of 2021, then two month USD and non-USD LIBOR settings will be suspended until an amendment is effective.
HireRight is party to three interest rate swaps, all of which terminate on December 31, 2023, and reference three month LIBOR. ICE Benchmark Administration has announced that three month LIBOR will continue to be available until the end of June 2023, rather than the end of December 2021. The International Swaps and Derivatives Association (“ISDA”) has developed the Interbank Lending Rate (“IBOR”) Fallbacks Protocol to address LIBOR cessation and incorporate industry-endorsed fallback rates into legacy transactions, like HireRight’s interest rate swaps. The Company is in the process of evaluating the protocol, including the appropriate time to adhere, or the appropriate time to engage with its swap dealer counterparties with respect to LIBOR cessation prior to June 2023. For further information on the interest rate swaps, please see Note 11 — Derivative Instruments.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Debt Covenants
The Senior Facilities contain certain covenants and restrictions that limit the Company’s ability to, among other things: (a) incur additional debt or issue certain preferred equity interests; (b) create or permit the existence of certain liens; (c) make certain loans or investments (including acquisitions); (d) pay dividends on or make distributions in respect of the capital stock or make other restricted payments; (e) consolidate, merge, sell, or otherwise dispose of all or substantially all of the Company’s assets; (f) sell assets; (g) enter into certain transactions with affiliates; (h) enter into sale-leaseback transactions; (i) restrict dividends from the Company’s subsidiaries or restrict liens; (j) change the Company’s fiscal year; and (k) modify the terms of certain debt agreements. In addition, the Senior Facilities also provide for customary events of default. The Company was in compliance with the covenants under the Senior Facilities through the year ended December 31, 2020.
The Company is also subject to a springing financial maintenance covenant under the Revolving Credit Facility, which requires the Company to not exceed a specified first lien leverage ratio at the end of each fiscal quarter if the outstanding loans and letters of credit under the Revolving Credit Facility, subject to certain exceptions, exceed 35% of the total commitments under the Revolving Credit Facility at the end of such fiscal quarter. The Company did not trigger this covenant as of December 31, 2020 or 2019, as outstanding loans and letters of credit under the Revolving Credit Facility did not exceed 35% of the total commitments under the facility.
Other
Interest expense includes the amortization of debt discount and debt issuance costs related to the First Lien Term Loan Facility and the Second Lien Term Loan Facility of $0.8 million and $2.8 million, respectively, for the year ended December 31, 2020 and $0.7 million and $2.5 million, respectively, for the year ended December 31, 2019. In addition, interest expense includes the amortization of debt issuance costs for the Revolving Credit Facility of $0.4 million for each of the years ended December 31, 2020 and 2019. Unamortized debt issuance costs for the Revolving Credit Facility are recorded in other non-current assets on the Company’s consolidated balance sheets.
The weighted average interest rate on outstanding borrowings as of December 31, 2020 and 2019 was 5.06% and 6.80%, respectively.
The maturities of the Company’s outstanding debt were as follows:

Year Ended December, 31
(in thousands)
2021	$8,350
2022	8,350
2023	18,350
2024	8,350
2025	782,813
Thereafter	215,000
$1,041,213
Fair Value
The fair value of the Company’s First Lien Term Loan Facility and Second Lien Term Loan Facility is calculated based upon market price quotes obtained for the Company’s debt agreements (Level 2 fair value inputs).

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
The fair value of the Revolving Credit Facility approximates carrying value, based upon the short-term duration of the interest rate periods currently available to the Company. The estimated fair values were as follows:

	December 31, 2020
	Carrying Value	Fair Value
	(in thousands)
First Lien Term Loan Facility	$813,361	$784,894
Second Lien Term Loan Facility	213,353	160,014
Revolving Credit Facility	10,000	10,000
Total	$1,036,714	$954,908
11. Derivative Instruments
As of December 31, 2018, the Company had entered into interest rate swap agreements with a total original notional amount of $700 million with an effective date of December 31, 2018. The interest rate swap agreements fixed the variable interest rate on a portion of the First Lien Term Loan Facility. The interest rate swap agreements were not designated as a cash flow hedge and, accordingly, were presented at fair value in the consolidated balance sheet with both realized and unrealized gains and losses included in the consolidated statements of operations in 2018. The interest rate swap agreements originally expired on December 31, 2023.
On September 26, 2019, the Company modified the terms of the three existing swap agreements (“2019 Interest Rate Swap Agreements”) with the then existing counterparties amending the terms of the original agreements to change the LIBOR reference period to one month. The Company elected hedge accounting treatment at that time. The notional amount and maturities of the interest rate swap agreements remained at December 31, 2023. At the time of the modification and designation of the 2019 Interest Rate Swap Agreements as cash flow hedges which qualified for hedge accounting treatment, the fair value of $39.9 million was recorded in other current liabilities and other non-current liabilities to reflect its short-term and long-term portions. The 2019 Interest Rate Swap Agreements convert a portion of the variable interest rate on the Company’s debt to a fixed rate.
During the period from September 26, 2019 to December 31, 2019, the Company reclassified $1.9 million from other comprehensive (loss) income into interest expense related to hedges of these transactions into earnings. During the year ended December 31, 2020, the Company reclassified $16.0 million of interest expense related to hedges of these transactions into earnings.
For derivative instruments that qualify for hedge accounting treatment, the fair value is recognized on the Company’s consolidated balance sheets as derivative assets or liabilities with offsetting changes in fair value, to the extent effective, recognized in accumulated other comprehensive income (loss) until reclassified into earnings when the related transaction occurs. The portion of a cash flow hedge that does not offset the change in the fair value of the transaction being hedged, which is commonly referred to as the ineffective portion, is immediately recognized in earnings.
The fair value of the 2019 Interest Rate Swap Agreements was as follows:

	December 31, 2020
	(in thousands)
	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Derivative instruments, short-term	$—	$18,258	$—	$18,258
Derivative instruments, long-term	—	35,317	—	35,317
Total liabilities measured at fair value	$—	$53,575	$—	$53,575

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements

	December 31, 2019
	(in thousands)
	Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Derivative instruments, short-term	$—	$8,246	$—	$8,246
Derivative instruments, long-term	—	24,737	—	24,737
Total liabilities measured at fair value	$—	$32,983	$—	$32,983
Prior to the designation on September 26, 2019 of the 2019 Interest Rate Swap Agreements as cash flow hedges which qualified for hedge accounting treatment, the Company recorded losses as follows:

		Year Ended December 31,
		2020	2019
Derivative type	Consolidated statement of operations location	(in thousands)
Interest rate swap	Change in fair value of derivative instruments	$—	$26,393
There were no amounts excluded from the measurement of hedge effectiveness at December 31, 2020 and 2019. The effective portions of the 2019 Interest Rate Swap Agreements are recorded as “Unrealized (loss) gain on interest rate swap” on the consolidated statements of comprehensive (loss) income. Please see Note 12 — Accumulated Other Comprehensive (Loss) Income for further information.
The results of derivative activities are recorded in cash flows from operating activities on the consolidated statements of cash flows.
12. Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income consists primarily of unrealized changes in fair value of derivative instruments that qualify for hedge accounting and cumulative foreign currency translation adjustments.
The components of accumulated other comprehensive (loss) income for the years ended December 31, 2020 and 2019 were as follows:

	Derivative Instruments	Currency Translation Adjustment	Total
	(in thousands)
Balance at December 31, 2018	$—	$(6,121)	$(6,121)
Other comprehensive income	6,946	4,414	11,360
Balance as of December 31, 2019	6,946	(1,707)	5,239
Other comprehensive (loss) income	(20,592)	5,230	(15,362)
Balance as of December 31, 2020	$(13,646)	$3,523	$(10,123)
The maximum period over which the 2019 Interest Rate Swap Agreements are designated is December 31, 2023. Assuming interest rates at December 31, 2020 remain constant, approximately $20.1 million of interest expense related to hedges of these transactions is expected to be reclassified into earnings over the next 12 months. Actual amounts ultimately reclassified into earnings over the next 12 months could vary materially from this estimated amount as a result of changes in interest rates.
13. Segments and Geographic Information
The Company determines its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company’s Chief Executive Officer is the Company’s CODM. The Company’s operating segments may not be

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
comparable to similar companies in similar industries. The Company has determined it operates in one reportable segment.
Revenues are attributed to each geographic region based on the location of the entity for which the Company’s services and revenue originate. The following tables summarize the Company’s revenues by region:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	(in thousands, except percent)		(in thousands, except percent)
Revenues
United States	$504,950	93.5%	603,527	93.2%
International	35,274	6.5%	44,027	6.8%
Total revenue	$540,224	100%	$647,554	100.0%
The following table summarizes the Company’s property and equipment, net by geographic region:

	December 31,
	2020	2019
	(in thousands)
Property and equipment, net:
United States	$12,613	$19,521
International	4,873	4,387
Total property and equipment, net	$17,486	$23,908
14. Commitments and Contingencies
Indemnification
In the ordinary course of business, the Company enters into agreements with customers, providers of services and data that the Company uses in its business operations, and other third parties pursuant to which the Company agrees to indemnify and defend them and their affiliates for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, and other costs and liabilities. Generally, these indemnity and defense obligations relate to claims and losses that result from the Company’s acts or omissions, including actual or alleged process errors, inclusion of erroneous or impermissible information, or omission of includable information in background reports that the Company prepares. In addition, under some circumstances, the Company agrees to indemnify and defend contract counterparties against losses resulting from their own business operations, obligations, and acts or omissions, or the business operations, obligations, and acts or omissions of third parties. For example, its business interposes the Company between suppliers of information that the Company includes in its background reports and customers that use those reports; the Company generally agrees to indemnify and defend its customers against claims and losses that result from erroneous information provided by its suppliers, and also to indemnify and defend its suppliers against claims and losses that result from misuse of their information by its customers.
The Company’s agreements with customers, suppliers, and other third parties typically include provisions limiting its liability to the counterparty, and the counterparty’s liability to the Company. However, these limits often do not apply to indemnity obligations. The Company’s rights to recover from one party for its acts or omissions may be capped below its obligation to another party for those same acts or omissions, and its obligation to provide indemnity and defense for its own acts or omissions in any particular situation may be uncapped.
The Company has also entered into indemnification agreements with the members of its board of managers and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service.
The Company is not aware of any demands to provide indemnity or defense under such agreements that would reasonably be expected to have a material adverse effect on its consolidated financial statements. The Company has

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
not recorded any liabilities for such indemnification agreements in the consolidated balance sheets as of December 31, 2020 or 2019 .
Operating Leases
The Company has numerous operating lease agreements for office space for its operations. Total lease expense for all office space operating leases for the years ended December 31, 2020 and 2019 was $7.0 million and $8.9 million, respectively.
Future minimum lease payments for operating leases are as follows:

Year Ended December 31,
(in thousands)
2021	$10,584
2022	7,419
2023	7,177
2024	4,482
2025	3,380
Thereafter	7,062
Total	$40,104
The Company expects to recover approximately $3.6 million of future minimum lease payments through non-cancellable sublease agreements.
Off-Balance Sheet Arrangements
The Company has no material off-balance sheet arrangements as of December 31, 2020 and 2019, other than operating leases.
15. Legal Proceedings
The Company is subject to claims, investigations, audits, and enforcement proceedings by private plaintiffs, third parties the Company does business with, and federal, state and foreign authorities charged with overseeing the enforcement of laws and regulations that govern the Company’s business. In the U.S., most of these matters arise under the federal Fair Credit Reporting Act and various state and local laws focused on privacy and the conduct and content of background reports. These claims are typically brought by individuals alleging process errors, inclusion of erroneous or impermissible information, or failure to include appropriate information in background reports prepared about them by the Company. Proceedings related to the Company’s U.S. operations may also be brought under the same laws by the Consumer Financial Protection Bureau or Federal Trade Commission, or by state authorities. Claims or proceedings may also arise under the European Union (“E.U.”) General Data Protection Regulation and other laws around the world addressing privacy and the use of background information such as criminal and credit histories, and may be brought by individuals about whom the Company has prepared background reports or by the Data Protection Authorities of E.U. member states and other governmental authorities. In addition, customers of the Company may seek indemnity for negligent hiring claims that result from the Company’s alleged failure to identify or report adverse background information about an individual.
In addition to claims related to privacy and background checks, the Company is also subject to other claims and proceedings arising in the ordinary course of its business, including without limitation employment-related claims and claims for alleged taxes owed, infringement of intellectual property rights, and breach of contract.
The Company accrues for contingent liabilities if it is probable that a liability has been incurred and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not record

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote.
Although the Company and its subsidiaries are subject to various claims and proceedings from time to time in the ordinary course of business, the Company and its subsidiaries are not party to any pending legal proceedings that the Company believes to be material except as set forth below.
In 2009 and 2010, approximately 24 lawsuits were filed against HireRight Solutions, Inc. (“Old HireRight”), which is the predecessor to the Company’s subsidiary HireRight LLC, by approximately 1,400 individuals alleging violation of the California Investigative Consumer Reporting Agencies Act by Old HireRight and one of its customers (the “Customer”) related to background reports that Old HireRight prepared for the Customer about those individuals (the “Action”). The Customer was also named as a defendant in the Action.
In February of 2015, for unrelated reasons, Old HireRight’s former parent company and certain of its domestic affiliates, including Old HireRight, each filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101-1532, thereby commencing Chapter 11 cases (the “Bankruptcy”). Each plaintiff in the Action filed proofs of claim in the Bankruptcy against Old HireRight asserting an unliquidated general unsecured claim based upon the Action. In August 2015, the Bankruptcy court entered an order confirming the debtors’ Chapter 11 plan of reorganization in the Bankruptcy (the “Plan”).
Plaintiffs’ recovery from HireRight LLC for claims accrued prior to the filing of the Bankruptcy is limited by the Plan to the Plaintiffs’ pro-rata portion of the Bankruptcy unsecured creditors’ pool. However, the Plan does not limit HireRight LLC’s liability for claims accrued after the filing of the Bankruptcy, plaintiffs’ recovery from the Customer, or claims against Old HireRight’s insurer.
Following a complex procedural history and unsuccessful mediation sessions over an extended period of time, in October 2020, plaintiffs’ counsel made a settlement offer. While the Company believed and continues to believe it has valid defenses, the Company engaged in negotiations with the plaintiffs’ counsel and on November 6, 2020 was able to reach a settlement agreement that the Company viewed as acceptable to avoid the expense and risk of further litigation.
Based upon the foregoing, the Company accrued $12.1 million pursuant to the settlement agreement. The Company expects to make this payment within the next 12 months. Any recovery by the plaintiffs’ from the Bankruptcy unsecured creditors’ pool will reduce the Company’s payment obligation under the settlement agreement.
While Old HireRight’s insurer has denied coverage, the Company believes it has valid claims against the carrier and intends to pursue them. Any insurance recovery would offset the cost of the settlement to HireRight LLC, but at this time the Company is not able to assess the likelihood or amount of any potential insurance recovery.
16. Revenue
Revenues consist of service revenue and surcharge revenue. Service revenue represents fees charged to customers for performing screening and compliance services. Surcharge revenue consists of fees charged to customers for obtaining data from federal, state and local jurisdictions, which is required to fulfill the Company’s performance obligations. These fees are predominantly charged to the Company’s customers at cost. Revenue is recognized when the Company satisfies its obligation to complete the service and delivers the screening report to the customer.
No customer accounted for more than 7% of the Company’s revenue for the years ended December 31, 2020 and 2019.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Disaggregated revenues were as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Revenues
Service revenue	$404,812	$499,820
Surcharge revenue	135,412	147,734
Total revenue	$540,224	$647,554
Contract Implementation Costs
Contract implementation costs represent incremental set up costs to fulfill contracts with customers, including, for example, salaries and wages incurred to onboard the customer on the Company’s platform to enable the customer's ability to request and access completed background screening reports. Contract implementation costs are recorded in other non-current assets on the Company’s consolidated balance sheets and were as follows:

	December 31,
	2020	2019
	(in thousands)
Contract implementation costs	$15,705	$12,834
Allowance for Doubtful Accounts
The activity in the Company’s allowance for doubtful accounts was as follows:

	Balance Beginning of Period	Charged to Expense	Deductions	Balance End of Period
	(in thousands)
Year ended December 21, 2020	$3,499	$930	$(510)	$3,919
Year ended December 21, 2019	$3,617	$469	$(587)	$3,499

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
17. Income Taxes
The following table sets forth the loss before income taxes and the total income tax expense.

	Year Ended December 31,
	2020	2019
	(in thousands)
Loss before income taxes:
U.S.	$(85,223)	$(66,379)
Foreign	(2,916)	(3,164)
Loss before income taxes	$(88,139)	$(69,543)

Income tax expense (benefit):
Current income taxes:
U.S. federal	$(85)	$(78)
U.S. state	672	251
Foreign	448	64
Total current income tax expense	1,035	237
Deferred income taxes:
U.S. federal	1,669	—
U.S. state	1,901	1,147
Foreign	(667)	(464)
Total deferred income tax expense	2,903	683
Total income tax expense	$3,938	$920
The following table sets forth the reconciliations of the statutory federal income tax rate to actual rates based upon the loss before income taxes:

	Year Ended December 31,
	2020		2019
	(in thousands)
Income tax expense (benefit) and rate attributable to:	Amount	%	Amount	%
U.S. federal income tax	$(18,509)	(21.0)%	$(14,604)	(21.0)%
U.S. state income tax, net of federal benefit	(1,350)	(1.5)%	(3,372)	(4.8)%
Change in valuation allowance	22,432	25.5%	17,994	25.9%
Other	1,365	1.5%	902	1.3%
Effective income tax expense and rate	$3,938	4.5%	$920	1.4%

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
For the year ended December 31, 2020, certain of the Company’s deferred tax assets and liabilities were revalued due to an enacted tax rate change in the United Kingdom. As a result of the rate change, the Company recorded deferred income tax expense of $0.7 million.
Deferred Tax Assets and Liabilities
Significant components of the Company’s deferred tax assets for federal and state income taxes are as follows:

	December 31,
	2020	2019
	(in thousands)
Deferred tax assets
Federal and state income tax loss carryforwards	$84,941	$75,167
Foreign income tax loss carryforwards	1,485	1,494
Accrued expenses and other liabilities	12,191	3,851
Interest expense carryovers	31,530	22,823
Interest rate swap	11,235	8,231
Debt issuance costs	853	1,078
	142,235	112,644
Valuation allowance	(107,176)	(79,334)
Net deferred tax assets	35,059	33,310
Deferred tax liabilities
Property and equipment	(6,180)	(5,585)
Capitalized expenses	(3,938)	(3,118)
Intangible assets	(38,508)	(35,093)
Total deferred tax liabilities	(48,626)	(43,796)
Net deferred tax liabilities	$(13,567)	$(10,486)
Realization of the Company’s deferred tax assets is dependent upon future earnings, if any. The timing and amount of future earnings are uncertain. Because of the Company’s lack of U.S. earnings history, the Company’s net U.S. deferred tax assets have been fully offset by a valuation allowance, excluding a portion of its deferred tax liabilities for tax deductible goodwill. U.S. valuation allowances were $105.7 million and $77.7 million at December 31, 2020 and 2019, respectively. Foreign valuation allowances were $1.5 million and $1.6 million at December 31, 2020 and 2019, respectively.
Net Operating Losses
As of December 31, 2020, the Company had federal net operating loss (“NOL”) carryforwards of approximately $318.4 million, of which $55.1 million may be carried forward indefinitely and $263.3 million will begin to expire in 2035. The Company had total state NOL carryforwards of approximately $352.1 million, which will begin to expire in 2025.
Utilization of some of the federal and state NOL and credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of NOL and credits before utilization. The net operating losses are presented net of any expirations associated with such limitations.
The Company had a foreign net operating loss carryforward asset of $1.5 million which will begin to expire in 2026.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Taxation of Unremitted Foreign Earnings
Undistributed foreign earnings of the Company’s foreign subsidiaries were approximately $125.9 million and $126.8 million at December 31, 2020 and 2019 respectively. In 2019, the Company recorded a deferred tax liability in the amount of $0.3 million for withholding taxes associated with the potential repatriation of foreign earnings. During the year ended December 31, 2020 the Company re-evaluated its position to repatriate foreign earnings and concluded undistributed foreign earnings will be permanently reinvested in its foreign subsidiaries. The Company believes that it is able to maintain a sufficient level of liquidity for its domestic operations arising from the normal course of operations, including liquidity needs associated with domestic debt service requirements. As a result, deferred taxes associated with foreign withholding taxes of $0.6 million have not been recorded for repatriation of undistributed foreign earnings as of December 31, 2020.
Unrecognized Tax Benefits
The Company’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the income tax expense in the consolidated statements of operations. If the Company is eventually able to recognize the uncertain positions, the Company’s effective tax rate would be reduced. The Company currently has a full valuation allowance against the net deferred tax assets which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. Any adjustments to the uncertain tax positions would result in an adjustment to the NOL or tax credit carry forwards rather than resulting in a cash payment.
The Company is subject to taxation in the United States and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or foreign income tax examination by taxing authorities for years prior to 2016.
At December 31, 2020, the Company did not identify material uncertain tax benefits which could not be recognized.
CARES Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Since the Company has historical federal losses, the CARES Act does not provide a material cash benefit.
18. Related Party Transactions
Certain transactions with the Company and its affiliated entities are considered related party transactions. The Company’s affiliates include various entities owned by the same entities who hold ownership in the Company, as described in Note 1 — Organization, Basis of Presentation and Consolidation, and Significant Accounting Policies.
The Company entered into an operating lease for office space with a company owned by a former owner of the Company on July 12, 2018. The initial lease expires on July 11, 2021, with six options to renew for an additional year. For years one through three, a pre-payment of $6.0 million was made on July 12, 2018. Thereafter, the terms include optional renewals in years four through nine for $0.6 million each year. The former owner retained a minority ownership interest of the Company and resigned from the board of managers effective April 8, 2021.
Transactions with related parties consist primarily of revenues from background searches and costs incurred for benefits and advisory services obtained from such parties. Purchases from related parties are recorded in selling, general and administrative expense in the Company’s consolidated statements of operations. Both the revenue and purchase related party transactions are immaterial for the years ended December 31, 2020 and 2019.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
19. Equity-Based Compensation
On October 22, 2018, the Company implemented the HireRight GIS Group Holdings LLC Equity Incentive Plan (“Equity Plan”). The Equity Plan provides for the issuance of up to 73,034,715 Class A Units of the Company (“Units”) pursuant to awards made under the Equity Plan to members of the board of managers, officers and employees as determined by the Company’s compensation committee. At December 31, 2020, 13,055,201 of the Units authorized for issuance pursuant to awards made under the Equity Plan were available for future awards. If prior to exercise any grants are forfeited, lapsed or terminated for any reason, the Units covered thereby may again be available for grants under the Equity Plan.
The exercise price per Unit for each Unit option issued under the Equity Plan is equal to the fair market value of a Unit at the date of grant, as determined by the compensation committee pursuant to the Equity Plan. The outstanding Unit options terminate ten years after grant, or earlier as a result of termination of service. None of the outstanding Unit options were vested at the time of grant. The outstanding Unit options vest based either upon continued service (“Time-Vesting Options”), or upon attainment of specified levels of cash-on-cash return to the Company’s investors as a multiple of invested capital (“MOIC”) on their investments in the Company (“Performance-Vesting Options”). Outstanding Unit option awards issued to members of the Company’s board of managers consist of Time-Vesting Options that vest 20% on the first anniversary of the vesting commencement date and 5% quarterly thereafter over a four-year period. Outstanding Unit option awards issued to officers and employees consist of half Time-Vesting Options and half Performance-Vesting Options. The Time-Vesting Options issued to officers and employees vest 25% on the first anniversary of the vesting commencement date and 6.25% quarterly thereafter over a three-year period, and the Performance-Vesting Options issued to officers and employees vest with respect to 50% of the underlying Units when and if MOIC reaches 1.75X, and with respect to the remaining 50% of the underlying Units in linear fashion as MOIC increases from 1.75X to 2.5X, with full vesting at 2.5X MOIC. In addition, one outstanding Unit option award issued to the Company’s Chief Executive Officer, consisting solely of Performance-Vesting Options, vests with respect to all underlying Units when and if MOIC reaches 2.25X.
At December 31, 2020, outstanding Time-Vesting Options had vested with respect to 14,740,211 underlying Units and had an intrinsic value of $1.9 million, and no Performance-Vesting Options had vested. The total fair value of the Unit options that vested during the year ended December 31, 2020 is $3.2 million.
At December 31, 2019, outstanding Time-Vesting Options had vested with respect to 8,562,116 underlying Units and had an intrinsic value of $0.8 million, and no Performance-Vesting Options had vested. The total fair value of the Unit options that vested during the year ended December 31, 2019 is $3.8 million.
The weighted average per Unit fair value of the Time-Vesting Options and Performance-Vesting Options is calculated using the Monte Carlo simulation. The volatility assumption used in the Monte Carlo simulation is based on an assessment of the historical and implied volatilities of guideline companies. These historical volatilities are based on daily observations of historical share prices, and implied volatilities are based on the share prices implied by forward-looking option prices. The expected term represents the time from the valuation date to an exit event and is estimated as 5 years. The risk-free rate is based on the yield curve of the US Treasury STRIPS with a 5-year maturity. The dividend yield is zero for both 2020 and 2019.

	Year Ended December 31,
	2020	2019
Dividend yield	NA	NA
Expected term	5 Years	5 Years
Risk-free interest rate	2.1%	3.0%
Expected volatility	42.5%	44.2%

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Transactions involving Unit options vested and expected to vest under the Equity Plan are summarized as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value of Options
Time-vesting options
Options outstanding at December 31, 2019	29,585,079	$1.00	$0.43
Options granted	5,425,000	1.10	0.41
Options exercised	—	—	—
Options cancelled/forfeited	(5,582,505)	—	—
Options outstanding at December 31, 2020	29,427,574	$1.01	$0.40
Options vested and exercisable at December 31, 2020	14,740,211	$1.00	$0.43
Options vested and expected to vest	29,427,574	$1.01	$0.40

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value of Options
Performance-vesting options
Options outstanding at December 31, 2019	29,709,445	$1.00	$0.40
Options granted	5,425,000	1.10	0.41
Options exercised	—	—	—
Options cancelled/forfeited	(4,582,505)	—	—
Options outstanding at December 31, 2020	30,551,940	$1.01	$0.39
Options vested and exercisable at December 31, 2020	—	—	—
Options vested and expected to vest	30,551,940	$1.01	$0.39
Included in selling, general and administrative expenses is Unit option based compensation expense of $3.2 million and $3.4 million for the years ended December 31, 2020 and 2019, respectively. For Time-Vesting Options and Performance-Vesting Options outstanding and unvested as of December 31, 2020, the Company will recognize future compensation expense of approximately $6.1 million and $12.9 million, respectively, over a weighted average remaining vesting period of 1.9 years and 1.7 years, respectively. The number of outstanding Time-Vesting Options unvested as of December 31, 2019 was 21,022,963 at a weighted average grant date fair value per Unit of $0.40. The number of outstanding Performance-Vesting Options unvested as of December 31, 2019 was 29,709,445 at a weighted average grant date fair value per Unit of $0.40.
20. Members' Equity
Outstanding equity interests in the Company consist only of Class A Units, as defined in the operating agreement of the Company (“Operating Agreement”), and outstanding equity-based compensation awards consist only of options exercisable for Class A Units. The rights, powers, duties, obligations, and liabilities of the Company’s members as holders of the Company’s Class A Units (“Members”) are set forth in the Operating Agreement. Distributions are made to Members, at such times as the Company’s board of managers determines, pro rata in accordance with their respective ownership of Class A Units.
21. Earnings Per Unit
Basic net loss per unit (“EPU”) is computed by dividing net loss by the weighted-average number of outstanding Class A units.
Diluted net loss per unit applicable to unitholders includes the effects of potentially dilutive units. For the years ended December 31, 2020 and 2019, there were 59,979,514 and 59,294,524 potentially dilutive options,

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
respectively, which were excluded from the calculations of diluted EPU because including them would have had an anti-dilutive effect.
Basic and diluted EPU for the years ended December 31, 2020 and 2019 were:

	Year Ended December 31,
	2020	2019
	(in thousands, except per share data)
Numerator:
Net loss	$(92,077)	$(70,463)
Denominator:
Weighted average units outstanding - basic and diluted	912,934	912,934

Net loss per unit:
Basic and diluted	$(0.10)	$(0.08)
22. Compensation Plans
Savings Plans
The Company sponsors a defined contribution plan which includes a savings plan feature provided under Section 401(k) of the Internal Revenue Code. This plan is generally available to all U.S. employees with 3 months of service and is funded by employee contributions and periodic discretionary contributions from the Company. Under this plan, the Company may match up to 100% of the first 4% of employee contributions. The Company suspended employer contributions in the first quarter of 2020 and that suspension remained in effect for the balance of 2020. The Company’s contributions for the years ended December 31, 2020 and 2019, were $1.0 million and $2.7 million, respectively.
Annual Incentive Plan
The Annual Incentive Plan is approved annually by the Compensation Committee of the Company’s board of managers. The purpose of the Annual Incentive Plan is to provide an incentive and to reward participants in the plan for achieving certain, pre-established performance targets through a cash bonus. Funding of the plan for management-level participants is based upon the Company achieving certain pre-established performance targets. The performance targets used to guide the Annual Incentive Plan approved for the year ended December 31, 2020 included measures of Adjusted Earnings Before Income Taxes and Depreciation and Amortization (“Adjusted EBITDA Target”). The Annual Incentive Plan also incorporates individual performance goals for both management and non-management participants. For 2020, the Adjusted EBITDA Target was not met due to the effects of COVID-19, but the Compensation Committee authorized payments under the plan of 62.5% of the aggregate target bonuses of all participants in the plan. Accordingly, for the year ended December 31, 2020, the Company recognized expense of $8.3 million as a discretionary incentive under the 2020 Annual Incentive Plan. The Company recognized no expense under the Annual Incentive Plan for the year ended December 31, 2019.
23. Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 28, 2021, which is the date the financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
On April 7, 2021 the Company borrowed $20.0 million on the Revolving Credit Facility. On April 19, 2021, the Company paid $10.0 million on the Revolving Credit Facility.

HireRight GIS Group Holdings LLC
Notes to Consolidated Financial Statements
Subsequent to December 31, 2020, the Company’s board of managers approved the grant of 860,076 Time Vesting Options and 2,800,000 half Time-Vesting Options and half Performance-Vesting Options with an aggregate value of approximately $4.2 million.

HireRight Holdings Corporation
Preliminary prospectus
Credit Suisse
Goldman Sachs & Co. LLC
, 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution
The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*
Total expenses	$	*
______________
*To be provided by amendment.
Item 14.    Indemnification of Directors and Officers
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
We will maintain policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.
Item 15.    Recent Sales of Unregistered Securities
Prior to the closing of this offering, we will complete transactions pursuant to which we will convert from a Delaware limited liability company into a Delaware corporation. In connection with the conversion, all of our outstanding equity interests will convert into shares of common stock. Additionally, the resulting Delaware corporation will effect an approximately               -for-one split of its common stock prior to the closing of this offering.
Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
Since May 1, 2018, we have granted to our directors, employees and consultant options to purchase         shares of our common stock pursuant to the EIP.
On July 12, 2018, Class A Units in HireRight GIS Group Holdings LLC were issued to certain of our stockholders in a recapitalization of the historic business conducted through GIS and the subsequent combination of HireRight and GIS. In connection with the recapitalization, we issued an aggregate of 912,933,942 Class A Units to such stockholders in exchange for interests in GIS and $590,711,153 in cash. A portion of the cash received in the recapitalization was immediately thereafter contributed to an indirect subsidiary of ours and applied as merger consideration to effect the combination of HireRight and GIS.
The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.    Exhibits
(i)Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Form of Certificate of Incorporation of HireRight Holdings Corporation

3.2*	Form of Bylaws of HireRight Holdings Corporation

4.1*	Form of Registration Rights Agreement

4.2*	Stockholders Agreement

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

10.1*	First Lien Credit Agreement, dated as of July 12, 2018, among Genuine Mid Holdings LLC, Genuine Financial Holdings LLC, the lenders party thereto and Bank of America, N.A., as administrative agent

10.2*	Second Lien Credit Agreement, dated as of July 12, 2018, among Genuine Mid Holdings LLC, Genuine Financial Holdings LLC, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent

10.3*	Form of Director and Officer Indemnification Agreement

10.4*+	HireRight GIS Group Holdings LLC Equity Incentive Plan

10.5*+	Form of 2021 Omnibus Incentive Plan

10.6*+	HireRight Holdings Corporation Employee Stock Purchase Plan

10.7*+	Employment Agreement by and between Guy Abramo and General Information Solutions LLC, dated as of November 30, 2017

10.8*+	Employment Agreement by and between Conal Thompson and General Information Services LLC, dated June 1, 2018

10.9*+	Employment Agreement by and between Scott Collins and HireRight LLC, dated October 10, 2019

10.10*	Form of Income Tax Receivable Agreement, by and among HireRight Holdings Corporation and the other parties named therein

21.1*	Subsidiaries of HireRight GIS Group Holdings LLC

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)
______________
*Indicates to be filed by amendment.
†Indicates a management contract or compensatory plan or agreement.

Item 17.    Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on                , 2021.

By:
Name:	Guy P. Abramo
Title:	Chief Executive Officer
***
POWER OF ATTORNEY
The undersigned directors and officers of HireRight Holdings Corporation hereby appoint each of Brian W. Copple and Thomas M. Spaeth, as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer (Principal Executive Officer)	, 2021
Guy P. Abramo

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Thomas M. Spaeth

	Director	, 2021
James Carey

	Director	, 2021
Mark Dzialga

	Director	, 2021
Peter Fasolo

	Director	, 2021
Mark Garrett

	Director	, 2021
James Matthews

	Director	, 2021
Peter Munzig

	Director	, 2021
Mike Peel

	Director	, 2021
Jill Smart

	Director	, 2021
Josh Feldman

	Director	, 2021
Lisa Troe